Filed with the Securities and Exchange Commission on June 8, 1998
Registration No. 333-                        Investment Company Act No. 811-5438
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4
         INITIAL REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                       and
     INITIAL REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

         AMERICAN SKANDIA LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
                             (CLASS 1 SUB-ACCOUNTS)
                           (Exact Name of Registrant)

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (Name of Depositor)

                 ONE CORPORATE DRIVE, SHELTON, CONNECTICUT 06484
              (Address of Depositor's Principal Executive Offices)

                                 (203) 926-1888
                         (Depositor's Telephone Number)

                    M. PRICILLA PANNELL, CORPORATE SECRETARY
                 One Corporate Drive, Shelton, Connecticut 06484
               (Name and Address of Agent for Service of Process)

                                    Copy To:

                              JOHN T. BUCKLEY, ESQ.
                                WERNER & KENNEDY
             1633 Broadway, New York, New York 10019 (212) 408-6900

                Approximate Date of Proposed Sale to the Public:
AUGUST , 1998 OR AS SOON AS PRACTICABLE FOLLOWING THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    It is proposed that this filing become effective:  (check appropriate space)
     __ immediately upon filing pursuant to paragraph (b) of Rule 485
     __ on pursuant to paragraph  (b) of Rule 485
     __  60 days after filing pursuant to paragraph (a)(i) of Rule 485
     __ on ______________ pursuant to paragraph (a)(i)of Rule 485
     __ 75 days after filing pursuant to paragraph (a) (ii) of Rule 485
     __ on  ______________pursuant  to  paragraph(a)(ii) of Rule  485

If  appropriate,  check  the following box:
     __ This post-effective amendment designates a new effective date for a previously filed post-effective amendment.
================================================================================
        CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

                                                          Proposed               Proposed
                                                          Maximum                 Maximum
                                    Amount                Offering              Aggregate               Amount of
        Title of Securities          to be                 Price                 Offering             Registration
          to be Registered        Registered              Per Unit                 Price                   Fee
------------------------------------------------------------------------------------------------------------------------------------
   American Skandia Life Assurance
    Corporation Annuity Contracts Indefinite*            Indefinite*                                      $-0-
====================================================================================================================================

*Pursuant   to   Rule   24f-2   of  the   Investment   Company   Act  of   1940.
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Registrant has registered an indefinite number or amount of securities under the Securities Act of 1933 pursuant to Rule 24f-2 of the Investment Company Act of 1940. The Rule 24f-2 Notice for Registrant's fiscal year 1997 was filed within 90 days of the close of the fiscal year.
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Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
XTProf

XTProf n4 cr
                  CROSS REFERENCE SHEET PURSUANT TO RULE 495(a)

              N-4 Item No.                                                                       Prospectus Heading

1.            Cover Page                                                                                 Cover Page

2.            Definitions                                                                               Definitions

3.            Synopsis or Highlights                                                                     Highlights

4.            Condensed Financial Information                          Condensed Financial Information, Advertising

5.            General Description of Registrant, Depositor                    Investment Options, Operations of the
              and Portfolio Companies                                                Separate Accounts, The Company

6.            Deductions                       Charges Assessed or Assessable Against the Annuity, Charges Assessed
                                                             Against Assets, Charges of the Underlying Mutual Funds

7.            General Description of Variable Annuity Contracts          Purchasing Annuities, Rights, Benefits and
                                                                                             Services, Modification

8.            Annuity Period                                                                       Annuity Payments

9.            Death Benefit                                                                           Death Benefit

10.           Purchases and Contract Value                  Purchasing Annuities, Account Value and Surrender Value

11.           Redemptions           Distributions, Pricing of Transfers and Distributions, Deferral of Transactions

12.           Taxes                                                                      Certain Tax Considerations

13.           Legal Proceedings                                                                   Legal Proceedings

14.           Table of Contents of the Statement of Additional Information             Contents of the Statement of
                                                                                             Additional Information

                                                                                                        SAI Heading

15.           Cover Page                                                        Statement of Additional Information

16.           Table of Contents                                                                   Table of Contents

17.           General Information and History                                General Information Regarding American
                                                                                 Skandia Life Assurance Corporation

18.           Services                                                                         Independent Auditors

19.           Purchase of Securities Being Offered                                Noted in Prospectus under Credits
                                                                                          and Sale of the Annuities

20.           Underwriters                                                                    Principal Underwriter


                                   (Continued)

                  CROSS REFERENCE SHEET PURSUANT TO RULE 495(a)

              N-4 Item No.                                                                             SAI Headings

21.           Calculation of Performance Data                                       Calculation of Performance Data

22.           Annuity Payments                                           Noted in Prospectus under Annuity Payments

23.           Financial Statements                                                Financial Statements for Separate
                                                                                   Account B (Class 1 Sub-accounts)

                                                                                                     Part C Heading

24.           Financial Statements and Exhibits                                                Financial Statements
                                                                                                       and Exhibits

25.           Directors and Officers of the Depositor                           Noted in Prospectus under Executive
                                                                                             Officers and Directors

26.           Persons Controlled by or Under                                               Persons Controlled By or
              Common Control with the                                                 Under Common Control with the
              Depositor or Registrant                                                       Depositor or Registrant

27.           Number of Contractowners                                                     Number of Contractowners

28.           Indemnification                                                                       Indemnification

29.           Principal Underwriters                                                         Principal Underwriters

30.           Location of Accounts and Records                                                 Location of Accounts
                                                                                                        and Records

31.           Management Services                                                               Management Services

32.           Undertakings                                                                             Undertakings







This Prospectus describes a type of annuity (the "Annuity") being offered by American Skandia Life Assurance Corporation ("we", "our" or "us"), One Corporate Drive, Shelton, Connecticut, 06484. This flexible premium Annuity may be offered as individual annuity contracts or as interests in a group annuity. The Table of Contents is on Page 4. Definitions applicable to this Prospectus are on Page 6. The highlights of this offering are described beginning on Page 8. This Prospectus contains a detailed discussion of matters you should consider before purchasing this Annuity. A Statement of Additional Information has been filed with the Securities and Exchange Commission and is available from us without charge upon request. The contents of the Statement of Additional Information are described on Page 55. The Annuity or certain of its investment options may not be available in all jurisdictions. Various rights and benefits may differ between jurisdictions to meet applicable laws and/or regulations.

A Purchase Payment for this Annuity is assessed any applicable tax charge (see "Tax Charges"). It is then allocated to the investment options you select, except in certain jurisdictions, where allocations of Purchase Payments we receive during the "free-look" period that you direct to any Sub-accounts are temporarily allocated to the AST Money Market Sub-account (see "Allocation of Net Purchase Payments"). We add a Credit to your Annuity with each Purchase Payment received. You may transfer Account Value between investment options (see "Investment Options" and "Transfers"). Account Value may be distributed as periodic annuity payments in a "payout phase". Such annuity payments can be guaranteed for life (see "Annuity Payments"). During the "accumulation phase" (the period before any payout phase), you may surrender the Annuity for its Surrender Value or make withdrawals (see "Distributions"). Such distributions may be subject to tax, including a tax penalty, and any applicable contingent deferred sales charges (see "Contingent Deferred Sales Charge"). A death benefit may be payable during the accumulation phase. There is a minimum death benefit applicable during the first ten Annuity Years if in the accumulation phase (see "Death Benefit").

Account Value in the variable investment options increases or decreases daily to reflect investment performance and the deduction of charges. No minimum amount is guaranteed (see "Account Value in the Sub-accounts"). The variable investment options are Class 1 Sub-accounts of American Skandia Life Assurance Corporation Variable Account B ("Separate Account B") (see "Separate Accounts" and "Separate Account B"). Each Sub-account invests exclusively in one portfolio of an underlying mutual fund or in an underlying mutual fund. As of the date of this Prospectus, the underlying mutual funds (and the portfolios of such underlying mutual funds in which Sub-accounts offered pursuant to this Prospectus invest) are:

         [Underlying mutual funds/sub-accounts to be filed by amendment]

In most jurisdictions, Account Value may be allocated to a fixed investment option during the accumulation phase. Account Value so allocated earns a fixed rate of interest for a specified period of time referred to as a Guarantee Period. Guarantee Periods of different durations may be offered (see "Fixed Investment Options"). Such an allocation and the interest earned is guaranteed by us only if held to its Maturity Date. You are cautioned that with respect to the Fixed Investment Options during the accumulation phase, we do not guarantee any minimum amount, because the value may be increased or decreased by a market value adjustment (see "Account Value of the Fixed Allocations"). Assets supporting such allocations in the accumulation phase are held in American Skandia Life Assurance Corporation Separate Account D ("Separate Account D") (see "Separate Accounts" and "Separate Account D").

We guarantee fixed annuity payments. We also guarantee any adjustable annuity payments we may make available (see "Annuity Payments").

Taxes on gains during the accumulation phase may be deferred until you begin to take distributions from your Annuity. Distributions before age 59 1/2 may be subject to a tax penalty. In the payout phase, a portion of each annuity payment may be treated as a return of your "investment in the contract" until it is completely recovered. Transfers between investment options are not subject to taxation. The Annuity may also qualify for special tax treatment under certain sections of the Code, including, but not limited to, Sections 401, 403 or 408 (see "Certain Tax Considerations").


                              (continued on Page 2)

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THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. PLEASE READ THIS PROSPECTUS AND KEEP IT FOR FUTURE REFERENCE.
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                  FOR FURTHER INFORMATION CALL 1-800-752-6342.
                        Prospectus Dated: August , 1998
            Statement of Additional Information Dated: August , 1998
XTProf PROS-(8/98)

Purchase Payments under these Annuities are not deposits or obligations of, or guaranteed or endorsed by, any bank or bank subsidiary, are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency and are not insured by the Securities Investor Protection Corporation ("SIPC") as to the loss of the principal amount invested. Purchase Payments allocated to the investment options are subject to investment risks, including possible loss of principal.

                 (This page has been intentionally left blank.)


                                TABLE OF CONTENTS
DEFINITIONS........................................................................................................................6
HIGHLIGHTS.........................................................................................................................8
AVAILABLE INFORMATION.............................................................................................................10
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...................................................................................10
CONTRACT EXPENSE SUMMARY..........................................................................................................10
EXPENSE EXAMPLES..................................................................................................................11
CONDENSED FINANCIAL INFORMATION...................................................................................................12
   Yields On Money Market Sub-account.............................................................................................12
INVESTMENT OPTIONS................................................................................................................13
   Variable Investment Options....................................................................................................13
   Fixed Investment Options.......................................................................................................13
OPERATIONS OF THE SEPARATE ACCOUNTS...............................................................................................14
   Separate Accounts..............................................................................................................14
   Separate Account B.............................................................................................................15
   Separate Account D.............................................................................................................15
INSURANCE ASPECTS OF THE ANNUITY..................................................................................................16
CHARGES ASSESSED OR ASSESSABLE AGAINST THE ANNUITY................................................................................16
   Contingent Deferred Sales Charge...............................................................................................16
   Maintenance Fee................................................................................................................17
   Tax Charges....................................................................................................................17
   Transfer Fee...................................................................................................................17
   Allocation Of Annuity Charges..................................................................................................17
CHARGES ASSESSED AGAINST THE ASSETS...............................................................................................17
   Administration Charge..........................................................................................................17
   Mortality and Expense Risk Charges.............................................................................................18
CHARGES OF THE UNDERLYING MUTUAL FUNDS............................................................................................18
PURCHASING ANNUITIES..............................................................................................................18
   Uses Of The Annuity............................................................................................................18
   Application And Initial Payment................................................................................................18
   Skandia's Systematic Investment Plan...........................................................................................19
   Periodic Purchase Payments.....................................................................................................19
   Right to Return the Annuity....................................................................................................19
   Allocation of Net Purchase Payments............................................................................................19
   Credits........................................................................................................................19
   Balanced Investment Program....................................................................................................22
   Ownership, Annuitant and Beneficiary Designations..............................................................................22
ACCOUNT VALUE AND SURRENDER VALUE.................................................................................................23
   Account Value in the Sub-accounts..............................................................................................23
   Account Value of the Fixed Allocations.........................................................................................23
   Additional Amounts in the Fixed Allocations....................................................................................24
RIGHTS, BENEFITS AND SERVICES.....................................................................................................25
   Additional Purchase Payments...................................................................................................25
   Changing Revocable Designations................................................................................................25
   Allocation Rules...............................................................................................................25
   Transfers......................................................................................................................26
   Renewals.......................................................................................................................26
   Dollar Cost Averaging..........................................................................................................27
   Rebalancing....................................................................................................................27
   Distributions..................................................................................................................28
   Surrender......................................................................................................................28
   Medically-Related Surrender....................................................................................................28
   Free Withdrawals...............................................................................................................29
   Partial Withdrawals............................................................................................................29
   Systematic Withdrawals.........................................................................................................29
   Minimum Distributions..........................................................................................................30
   Death Benefit..................................................................................................................30
   Annuity Payments...............................................................................................................31
   Qualified Plan Withdrawal Limitations..........................................................................................33
   Pricing of Transfers and Distributions.........................................................................................33
   Voting Rights..................................................................................................................34
   Transfers, Assignments or Pledges..............................................................................................34
   Reports to You.................................................................................................................34
SALE OF THE ANNUITIES.............................................................................................................34
   Distribution...................................................................................................................35
   Advertising....................................................................................................................35
CERTAIN TAX CONSIDERATIONS........................................................................................................36
   Our Tax Considerations.........................................................................................................36
   Tax Considerations Relating to Your Annuity....................................................................................36
   Non-natural Persons............................................................................................................36
   Natural Persons................................................................................................................36
   Distributions..................................................................................................................36
   Loans, Assignments and Pledges.................................................................................................37
   Gifts..........................................................................................................................37
   Penalty on Distributions.......................................................................................................37
   Annuity Payments...............................................................................................................37
   Tax Free Exchanges.............................................................................................................38
   Transfers Between Investment Options...........................................................................................38
   Estate and Gift Tax Considerations.............................................................................................38
   Generation-Skipping Transfers..................................................................................................38
   Diversification................................................................................................................38
   Federal Income Tax Withholding.................................................................................................38
   Tax Considerations When Using Annuities in Conjunction with Qualified Plans....................................................38
   Individual Retirement Programs.................................................................................................39
   Tax Sheltered Annuities........................................................................................................39
   Corporate Pension and Profit-sharing Plans.....................................................................................39
   H.R. 10 Plans..................................................................................................................39
   Tax Treatment of Distributions from Qualified Annuities........................................................................39
   Section 457 Plans..............................................................................................................39
OTHER MATTERS.....................................................................................................................39
   Deferral of Transactions.......................................................................................................39
   Resolving Material Conflicts...................................................................................................40
   Modification...................................................................................................................40
   Misstatement of Age or Sex.....................................................................................................40
   Ending the Offer...............................................................................................................40
   Indemnification................................................................................................................40
   Legal Proceedings..............................................................................................................41
THE COMPANY.......................................................................................................................41
   Lines of Business..............................................................................................................41
   Selected Financial Data........................................................................................................41
   Management's Discussion and Analysis of Financial Condition and Results of Operations..........................................42
   Results of Operations..........................................................................................................42
   Liquidity and Capital Resources................................................................................................44
   Year 2000 Compliance...........................................................................................................45
   Reserves.......................................................................................................................45
   Competition....................................................................................................................45
   Employees......................................................................................................................45
   Regulation.....................................................................................................................45
   Executive Officers and Directors...............................................................................................46
CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION...............................................................................48
FINANCIAL STATEMENTS..............................................................................................................48
APPENDIX A  FINANCIAL STATEMENTS FOR AMERICAN SKANDIA LIFE ASSURANCE CORPORATION..................................................49
APPENDIX B  SHORT DESCRIPTIONS OF THE UNDERLYING MUTUAL FUNDS' PORTFOLIO INVESTMENT
   OBJECTIVES AND POLICIES........................................................................................................49

DEFINITIONS: The following are key terms used in this Prospectus. Other terms are defined in this Prospectus as they appear.

ACCOUNT VALUE is the value of each allocation to a Sub-account or a Fixed Allocation prior to the Annuity Date, plus any earnings, and/or less any losses, distributions and charges thereon, before assessment of any applicable contingent deferred sales charge and/or any applicable maintenance fee. Account Value is determined separately for each Sub-account and for each Fixed Allocation, and then totaled to determine Account Value for your entire Annuity. Account Value of each Fixed Allocation on other than such Fixed Allocation's Maturity Date may be calculated using a market value adjustment.

ANNUITANT is the person upon whose life your Annuity is written.

ANNUITY is the type of annuity being offered pursuant to this Prospectus. It is also, if issued, your individual Annuity, or with respect to a group Annuity, the certificate evidencing your participation in a group Annuity. It also represents an account we set up and maintain to track our obligations to you.

ANNUITY DATE is the date annuity payments are to commence.

ANNUITY YEARS are continuous 12-month periods commencing on the Issue Date and each anniversary of the Issue Date.

APPLICATION is the enrollment form or application form we may require you to submit for an Annuity.

BENEFICIARY is a person designated as the recipient of the death benefit.

CODE is the Internal Revenue Code of 1986, as amended from time to time.

CONTINGENT ANNUITANT is the person named to become the Annuitant on the Annuitant's death prior to the Annuity Date.

CREDIT is an amount we add to your Account Value at the time a Net Purchase Payment is allocated to Account Value.

CURRENT RATES are the interest rates we offer to credit to Fixed Allocations for the duration of newly beginning Guarantee Periods under this Annuity. Current Rates are contained in a schedule of rates established by us from time to time for the Guarantee Periods then being offered. We may establish different schedules for different classes and for different annuities.

FIXED ALLOCATION is an allocation of Account Value that is to be credited a fixed rate of interest for a specified Guarantee Period during the accumulation phase and is to be supported by assets in Separate Account D.

GUARANTEE PERIOD is a period of time during the accumulation phase during which we credit a fixed rate of interest on a Fixed Allocation.

IN WRITING is in a written form satisfactory to us and filed at the Office.

INTERIM VALUE is, as of any particular date, the initial value of a Fixed Allocation plus all interest credited thereon, less the sum of all previous transfers and withdrawals of any type from such Fixed Allocation of such Interim Value and interest thereon from the date of each withdrawal or transfer.

ISSUE DATE is the effective date of your Annuity.

MVA is a market value adjustment used in the determination of Account Value of each Fixed Allocation as of a date other than such Fixed Allocation's Maturity Date, and, where required by law, the 30 days prior to the Maturity Date.

MATURITY DATE is the last day in a Guarantee Period.

MINIMUM DISTRIBUTIONS are a specific type of Systematic Withdrawal such that the amounts payable are not less than the minimum amounts that must be distributed each year from an Annuity if used in relation to certain qualified plans under the Code.

NET PURCHASE PAYMENT is a Purchase Payment less any applicable charge for taxes.

OFFICE is our business office, American Skandia Life Assurance Corporation, One Corporate Drive, P.O. Box 883, Shelton, Connecticut 06484.

OWNER is either an eligible entity or person named as having ownership rights in relation to an Annuity issued as an individual contract. An Annuity may be issued as a certificate evidencing interest in a group annuity contract. If so, the rights, benefits and requirements of and the events relating to an Owner, as described in this Prospectus, will be the rights, benefits and requirements of and events relating to the person or entity designated as the participant in such certificate.

PURCHASE PAYMENT is a cash consideration you give to us for certain rights, privileges and benefits provided under an Annuity according to its terms.

SUB-ACCOUNT is a division of Separate Account B. We use Sub-accounts to calculate variable benefits under this Annuity.

SURRENDER VALUE is the value of your Annuity available upon surrender prior to the Annuity Date. It equals the Account Value as of the date we price the surrender less any applicable contingent deferred sales charge and any applicable maintenance fee.

SYSTEMATIC WITHDRAWAL is one of a plan of periodic withdrawals of Surrender Value during the accumulation phase. Such a plan is subject to our rules.

UNIT is a measure used to calculate your Account Value in a Sub-account prior to the Annuity Date.

UNIT PRICE is used for calculating: (a) the number of Units allocated to a Sub-account; and (b) the value of transactions into or out of a Sub-account or benefits based on Account Value in a Sub-account prior to the Annuity Date. Each Sub-account has its own Unit Price which will vary each Valuation Period to reflect the investment experience of that Sub-account.

VALUATION DAY is every day the New York Stock Exchange is open for trading or any other day that the Securities and Exchange Commission requires mutual funds or unit investment trusts to be valued.

VALUATION PERIOD is the period of time between the close of business of the New York Stock Exchange on successive Valuation Days.

"We", "us", "our" or "the Company" means American Skandia Life Assurance Corporation.

"You" or "your" means the Owner.

HIGHLIGHTS:  The following are only the  highlights of the Annuity being offered
pursuant  to  this  Prospectus.   A  more  detailed  description  follows  these
highlights.

     (1) Investment Options: We currently offer multiple variable and, in most jurisdictions, fixed investment options.

During the accumulation phase, we currently offer a number of variable investment options. Each of these investment options is a Class 1 Sub-account of Separate Account B. Each Sub-account invests exclusively in one underlying mutual fund, or a portfolio of an underlying mutual fund. The underlying mutual fund portfolios are managed by various investment advisors, and in certain cases, various sub-advisors. A short description of the investment objectives and policies is found in Appendix B. Certain variable investment options may not be available in all jurisdictions.

As of the date of this Prospectus, the underlying mutual funds (and the portfolios of such underlying mutual funds in which Sub-accounts offered pursuant to this Prospectus invest) are:

         [UNDERLYING MUTUAL FUNDS/SUB-ACCOUNTS TO BE FILED BY AMENDMENT]

In most jurisdictions, we also offer the option during the accumulation phase of earning one or more fixed rates of interest on all or a portion of your Account Value. As of the date of this Prospectus, we offered the option to make allocations at interest rates that could be guaranteed for 1, 2, 3, 5, 7 and 10 years. Each such Fixed Allocation earns the fixed interest rate applicable as of the date of such allocation. The interest rate credited to a Fixed Allocation does not change during its Guarantee Period. You may maintain multiple Fixed Allocations. From time-to-time we declare Current Rates for Fixed Allocations beginning a new Guarantee Period. The rates we declare are subject to a minimum, but we may declare higher rates. The minimum is determined in relation to an index that we do not control.

The end of a Guarantee Period for a specific Fixed Allocation is called its Maturity Date. At that time, the Guarantee Period normally "renews" and we begin crediting interest for a new Guarantee Period lasting the same amount of time as the one just ended. That Fixed Allocation then earns interest during the new Guarantee Period at a rate that is not less than the one then being earned by Fixed Allocations for that Guarantee Period by new Annuity purchasers in the same class. You also may choose a different Guarantee Period from among those we are then currently making available or you may transfer that Account Value to a variable Sub-account.

In the payout phase, you may elect fixed annuity payments based on our then current annuity rates. We also may make available adjustable annuity rates.

For more information, see the section entitled "Investment Options", including the following subsections: (a) Variable Investment Options; and (b) Fixed Investment Options.

         (2) Operations of the Separate Accounts: In the accumulation phase, the assets supporting guarantees we make in relation to Fixed Allocations are held in our Separate Account D. This is a "non-unitized" separate account. However, values and benefits calculated on the basis of Fixed Allocations are guaranteed by our general account. In the payout phase, fixed annuity payments and any adjustable annuity payments we may make available are also guaranteed by our general account, but the assets supporting such payments are not held in Separate Account D.

In the accumulation phase, the assets supporting the Account Values maintained in the Sub-accounts are held in our Separate Account B. These are Class 1 Sub-accounts of Separate Account B. Values and benefits based on these Sub-accounts are not guaranteed and will vary with the investment performance of the underlying mutual funds or fund portfolios, as applicable.

For more information, see the section entitled "Operations of the Separate Accounts", including the following subsections: (a) Separate Accounts; (b) Separate Account B; and (c) Separate Account D.

         (3) Insurance Aspects of the Annuity: There are insurance risks which we bear in relation to the Annuity. For more information, see the section entitled "Insurance Aspects of the Annuity".

         (4) Charges Assessed or Assessable Against the Annuity: The Annuity charges which are assessed or may be assessable under certain circumstances are the contingent deferred sales charge, the maintenance fee, a charge for taxes and a transfer fee. These charges are allocated according to our rules. We may also charge for certain special services. For more information, see the section entitled "Charges Assessed or Assessable Against the Annuity", including the following subsections: (a) Contingent Deferred Sales Charge; (b) Maintenance Fee; (c) Tax Charges; (d) Transfer Fee; and (e) Allocation of Annuity Charges.

         (5) Charges Assessed Against the Assets: The charges assessed against assets in the Sub-accounts are the administration charge and the mortality and expense risk charges. There are no charges deducted from the assets supporting Fixed Allocations. For more information, see the section entitled "Charges Assessed Against the Assets", including the following subsections: (a) Administration Charge; and (b) Mortality and Expense Risk Charges.

         (6) Charges of the Underlying Mutual Funds: Each underlying mutual fund assesses various charges, including charges for investment management and investment advisory fees. These charges generally differ between portfolios within the same underlying mutual fund. You will find additional details in each fund prospectus and its statement of additional information.

         (7) Purchasing Annuities: Annuities are available for multiple uses, including as a funding vehicle for various retirement programs which qualify for special treatment under the Code. We may require a properly completed Application, an acceptable Purchase Payment, and any other materials under our underwriting rules before we agree to issue an Annuity. You have the right to return an Annuity within a "free-look" period if you are not satisfied with it. In most jurisdictions, the initial Purchase Payment and any Purchase Payments received during the "free-look" period are allocated according to your instructions. In jurisdictions that require a "free-look" provision such that, if the Annuity is returned under that provision, we must return at least your Purchase Payments less any withdrawals, we temporarily allocate such Purchase Payments to the AST Money Market Sub-account. Where permitted by law in such jurisdictions, we will allocate such Purchase Payments according to your instructions, without any temporary allocation to the AST Money Market Sub-account, if you execute a return waiver. We add a Credit to your Annuity with each Purchase Payment received. We offer a balanced investment program in relation to your initial Purchase Payment. Certain designations must be made, including an Owner and an Annuitant. You may also make certain other designations that apply to the Annuity if issued. These designations include, a contingent Owner, a Contingent Annuitant (Contingent Annuitants may be required in conjunction with certain uses of the Annuity), a Beneficiary, and a contingent Beneficiary. See the section entitled "Purchasing Annuities", including the following subsections: (a) Uses of the Annuity; (b) Application and Initial Payment; (c) Skandia's Systematic Investment Plan; (d) Periodic Purchase Payments; (e) Right to Return the Annuity; (f) Allocation of Net
Purchase Payments; (g) Credits; (h) Balanced Investment Program; and (h) Ownership, Annuitant and Beneficiary Designations.

         (8) Account Value and Surrender Value: In the accumulation phase your Annuity has an Account Value. Your total Account Value as of a particular date is the sum of your Account Value in each Sub-account and in each Fixed Allocation. Surrender Value is the Account Value less any applicable contingent deferred sales charge and any applicable maintenance fee. To determine your Account Value in each Sub-account we multiply the Unit Price as of the Valuation Period for which the calculation is being made times the number of Units attributable to you in that Sub-account as of that Valuation Period. We also determine your Account Value separately for each Fixed Allocation. A Fixed Allocation's Account Value as of a particular date is determined by multiplying its then current Interim Value times the MVA. No MVA applies to a Fixed Allocation as of its Maturity Date. Under certain circumstances, the MVA formula may change. For more information, see the section entitled "Account Value and Surrender Value", including the following subsections: (a) Account Value in the Sub-accounts; (b) Account Value of Fixed Allocations; and (c) Additional Amounts in the Fixed Allocations.

         (9) Rights, Benefits and Services: You have a number of rights and benefits under an Annuity once issued. We also currently provide a number of services to Owners. These rights, benefits and services are subject to a number of rules and conditions. These rights, benefits and services include, but are not limited to, those described in this Prospectus. We accept additional Purchase Payments up to a specified maximum age while the Annuity is in its accumulation phase. You may use bank drafting to make Purchase Payments. We support certain Periodic Purchase Payment programs, subject to our rules. You may change revocable designations. You may transfer Account Values between investment options. Transfers in excess of 12 per Annuity Year are subject to a fee. We offer dollar cost averaging and rebalancing during the accumulation phase. During the accumulation phase, surrender, free withdrawals and partial withdrawals are available, as are medically-related surrenders under which the contingent deferred sales charge is waived under specified circumstances. In the accumulation phase we offer Systematic Withdrawals and, for Annuities used in qualified plans, Minimum Distributions. We offer fixed annuity options, and may offer adjustable annuity options, that can guarantee payments for life. In the accumulation phase, a death benefit may be payable. You may transfer or assign your Annuity unless such rights are limited in conjunction with certain uses of the Annuity. You may exercise certain voting rights in relation to the underlying mutual fund portfolios in which the Sub-accounts invest. You have the right to receive certain reports periodically.

For additional information, see the section entitled "Rights, Benefits and Services", including the following subsections: (a) Additional Purchase Payments; (b) Changing Revocable Designations; (c) Allocation Rules; (d) Transfers; (e) Renewals; (f) Dollar Cost Averaging; (g) Rebalancing; (h) Distributions (including: (i) Surrender; (ii) Medically-Related Surrender; (iii) Free Withdrawals; (iv) Partial Withdrawals; (v) Systematic Withdrawals; (vi) Minimum Distributions; (vii) Death Benefit; (viii) Annuity Payments; and (ix) Qualified Plan Withdrawal Limitations); (i) Pricing of Transfers and Distributions (j) Voting Rights; (k) Transfers, Assignments and Pledges; and (l) Reports to You.

         (10) The Company: American Skandia Life Assurance Corporation is a wholly owned subsidiary of American Skandia Investment Holding Corporation, whose indirect parent is Skandia Insurance Company Ltd. Skandia Insurance Company Ltd. is a Swedish company that holds a number of insurance companies in many countries. The predecessor to Skandia Insurance Company Ltd. commenced operations in 1855. For more information, see the section entitled The Company and the following subsections: (a) Lines of Business; (b) Selected Financial Data; (c) Management's Discussion and Analysis of Financial Condition and Results of Operations (including: (i) Results of Operations; (ii) Liquidity and Capital Resources; and (iii) Segment Information); (d) Reinsurance; (e) Reserves; (f) Competition; (g) Employees; (h) Regulation; and (i) Executive Officers and Directors.

AVAILABLE INFORMATION: A Statement of Additional Information is available from us without charge upon request by filling in the coupon at the end of this Prospectus and sending it (or a written request) to American Skandia Life Assurance Corporation, Concierge Desk, P.O. Box 883, Shelton, CT 06484. You also may forward such a request electronically to our Customer Service Department or call us at 1-800-752-6342. Our electronic mail address is customerservice@Skandia.com. It includes further information, as described in the section of this Prospectus entitled "Contents of the Statement of Additional Information". This Prospectus is part of the registration statements we filed with the Securities and Exchange Commission ("SEC") regarding this offering.
Additional information on us and this offering is available in those registration statements and the exhibits thereto. You may obtain copies of these materials at the prescribed rates from the SEC's Public Reference Section, 450 Fifth Street N.W., Washington, D.C., 20549. You may inspect and copy those registration statements and the exhibits thereto at the SEC's public reference facilities at the above address, Rm. 1024, and at the SEC's Regional Offices, 7 World Trade Center, New York, NY, and the Everett McKinley Dirksen Building, 219 South Dearborn Street, Chicago, IL. These documents, as well as documents incorporated by reference, may also be obtained through the SEC's Internet Website (http://www.sec.gov) for this registration statement as well as for other registrants that file electronically with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE: The Annual Report on Form 10-K for the year ended December 31, 1997 previously filed by the Company with the SEC under the Securities Exchange Act of 1934 is incorporated by reference in this Prospectus.

To the extent and only to the extent that any statement in a document incorporated by reference into this Prospectus is modified or superseded by a statement in this Prospectus or in a later-filed document, such statement is hereby deemed so modified or superseded and not part of this Prospectus.

We furnish you without charge a copy of any or all of the documents incorporated by reference in this Prospectus, including any exhibits to such documents which have been specifically incorporated by reference. We do so upon receipt of your written or oral request. Please address your request to American Skandia Life Assurance Corporation, Attention: Concierge Desk, P.O. Box 883, Shelton, Connecticut, 06484. Our phone number is 1-800-752-6342. Our electronic mail address is customerservice@Skandia.com.

CONTRACT EXPENSE SUMMARY: The summary provided below includes information regarding the expenses for your Annuity, for the Sub-accounts and for the underlying mutual fund portfolios. The only expense applicable if you allocate all your Account Value to Fixed Allocations would be the contingent deferred sales charge. More detail regarding the expenses of the underlying mutual funds and their portfolios may be found either in the prospectuses for such mutual funds or in the annual reports of such mutual funds. The expenses of our Sub-accounts (not those of the underlying mutual fund portfolios in which our Sub-accounts invest) are the same no matter which Sub-account you choose. Therefore, these expenses are only shown once below. In certain states, premium taxes may be applicable.

                            Your Transaction Expenses

Contingent  Deferred Sales Charge,  as a                               Year 1 - 8.5%;  year 2 - 8.5%; year 3 - 8.5%; year 4 - 8.5%;
  percentage of Purchase Payments liquidated                             year 5 -7.5%;  year 6 - 5.5%; year 7 - 3.5%; year 8 - 1.5%;
                                                                                                  year 9 and thereafter - 0% of each
                                                        Purchase Payment as measured from the date it was allocated to Account Value

Annual Maintenance Fee                                                                        Smaller of $30 or 2% of Account Value

Tax Charges                                                             Dependent on the requirements of the applicable jurisdiction

Transfer Fee                                                             $10 for each transfer after the twelfth in any Annuity Year

Annual Expenses of the Sub-accounts (as a percentage of average daily net assets)

Mortality and Expense Risk Charges                                         1.25%
Administration Charge                                                      0.15%
                                                                           -----
Total Annual Expenses of the Sub-accounts                                  1.40%

Underlying Mutual Fund Portfolio Annual Expenses (as a percentage of average net assets)

Unless otherwise indicated, the expenses shown below are for the year ending December 31, 1997. "N/A" indicates that no entity has agreed to reimburse the particular expense indicated. The expenses of the portfolios either are currently being partially reimbursed or may be partially reimbursed in the future. Management Fees, Other Expenses and Total Annual Expenses are provided on both a reimbursed and not reimbursed basis, if applicable. See the prospectuses or statements of additional information of the underlying mutual funds for details.

                                                                                                 Total          Total
                                                                                                Annual         Annual
                                  Management    Management          Other         Other        Expenses       Expenses
                                      Fee           Fee           Expenses      Expenses       after any     without any
                                   after any    without any       after any    without any    applicable     applicable
Portfolio:                         voluntary     voluntary       applicable    applicable      waiver or      waiver or
                                    waiver        waiver        reimbursement reimbursement  reimbursement  reimbursement
------------------------------------------------------------------------------------------------------------------------------------

                            TO BE FILED BY AMENDMENT

The purpose of the above table is to assist you in understanding the various costs and expenses that you would bear directly or indirectly as an investor in the Portfolio(s).

The underlying mutual fund portfolio information was provided by the underlying mutual funds. The Company has not independently verified such information.

EXPENSE EXAMPLES: The examples which follow are designed to assist you in understanding the various costs and expenses you will bear directly or indirectly if you maintain Account Value in the Sub-accounts. The examples reflect expenses of our Sub-accounts, as well as those of the underlying mutual fund portfolios.

The examples shown assume that: (a) all your Account Value is maintained only in Sub-accounts; (b) fees and expenses remain constant; (c) there are no withdrawals of Account Value during the period shown; (d) there are no transfers or other transactions subject to a fee during the period shown; (e) no tax charge applies; (f) the expenses throughout the period for the underlying mutual fund portfolios will be the lower of the expenses without any applicable reimbursement or expenses after any applicable reimbursement, as shown above in the section entitled "Contract Expense Summary"; and (g) the Credit applicable to your Annuity is 3% of Purchase Payments. The Credit may be less when total Purchase Payments are less than $10,000 and may be more when total Purchase Payments are at least $1,000,000.00 (see "Credits").

THE EXAMPLES ARE ILLUSTRATIVE ONLY - THEY SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OF THE UNDERLYING MUTUAL FUNDS OR THEIR PORTFOLIOS - ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. The Sub-accounts are referred to below by their specific names.


           Examples (amounts shown are rounded to the nearest dollar)

                                     If you  surrender  your  Annuity at the                      If  you  do  not  surrender   your
                                     end of the applicable time period,  you                      Annuity   at   the   end   of  the
                                     would pay the  following  expenses on a                      applicable  time  period  or begin
                                     $1,000  investment,  assuming 5% annual                      taking  annuity  payments  at such
                                     return on assets:                                            time,  you would pay the following
                                                                                                  expenses  on a $1,000  investment,
                                                                                                  assuming   5%  annual   return  on
                                                                                                  assets:

                                                       After:                                                   After:
Sub-accounts                             1 yr.  3 yrs.   5 yrs.   10 yrs.                           1 yr.   3 yrs.   5 yrs.  10 yrs.
------------


                            TO BE FILED BY AMENDMENT

CONDENSED FINANCIAL INFORMATION: All of the Sub-accounts available under the Annuity, except the AST Money Market Sub-account, commenced operations on the date of this Prospectus. Therefore, historical Unit Prices and the number of Units outstanding are not available. The initial offering price for Units in each Sub-account was $10.00. Unit Prices, the number of outstanding Units and yield information on the AST Money Market Sub-account are shown below.

            Sub-account and the Year Sub-account Operations Commenced

                                         AST
                                        Money
                                       Market
                                        1992
No. of Units
  as of 12/31/97                   66,869,998
  as of 12/31/96                   42,435,169
  as of 12/31/95                   30,564,442
  as of 12/31/94                   27,491,389
  as of 12/31/93                   11,422,783
  as of 12/31/92                      457,872
  as of 12/31/91                            0
  as of 12/31/90                            0
  as of 12/31/89                            0
  as of 12/31/88                            0

Unit Price
  as of 12/31/97                       $11.57
  as of 12/31/96                        11.16
  as of 12/31/95                        10.77
  as of 12/31/94                        10.35
  as of 12/31/93                        10.12
  as of 12/31/92                        10.01
  as of 12/31/91                            0
  as of 12/31/90                            0
  as of 12/31/89                            0
  as of 12/31/88                            0


The financial statements of the Sub-accounts being offered to you are found in the Statement of Additional Information.

         Yields On Money Market Sub-account: Shown below are the current and effective yields for a hypothetical contract, not including any Credit. The yield is calculated based on the performance of the AST Money Market Sub-account during the last seven days of the calendar year ending prior to the date of this Prospectus. At the beginning of the seven day period, the hypothetical contract had a balance of one Unit. The current and effective yields reflect the recurring charges against the Sub-account. Please note that current and effective yield information will fluctuate. This information may not provide a basis for comparisons with deposits in banks or other institutions which pay a fixed yield over a stated period of time, or with investment companies which do not serve as underlying funds for variable annuities.

Sub-account                  Current Yield                     Effective Yield
AST Money Market                 [  ]%                              [  ]%

INVESTMENT OPTIONS: We offer a range of variable and fixed options as ways to invest your Account Value. Compensation to your representative may depend on the investment options selected (see "Sale of the Annuities").

         Variable Investment Options: During the accumulation phase, we offer a number of Sub-accounts as variable investment options. These are all Class 1 Sub-accounts of American Skandia Life Assurance Corporation Variable Account B ("Separate Account B"). Each of these Sub-accounts invests exclusively in one underlying mutual fund, or a portfolio of an underlying mutual fund. As of the date of this Prospectus, our Sub-accounts and the underlying mutual funds or portfolios in which they invest are as follows:

         [UNDERlYING MUTUAL FUNDS/SUB-ACCOUNTS TO BE FILED BY AMENDMENT]


Certain Sub-accounts may not be available in all jurisdictions. If and when we obtain approval of the applicable authorities to make such variable investment options available, we will notify Owners of the availability of such Sub-accounts.

We may make other underlying mutual funds available by creating new Sub-accounts. Additionally, new portfolios may be made available by the creation of new Sub-accounts from time to time. Such a new portfolio of an underlying mutual fund may be disclosed in its prospectus. However, addition of a portfolio does not require us to create a new Sub-account to invest in that portfolio. We may take other actions in relation to the Sub-accounts and/or Separate Account B (see "Modifications").

Each underlying mutual fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act") as an open-end management investment company. Each underlying mutual fund or portfolio thereof may or may not be diversified as defined in the 1940 Act. As of the date of this Prospectus, the portfolios in which Sub-accounts offered pursuant to this Prospectus invest are those shown above. A summary of the investment objectives and policies of such underlying mutual fund portfolios is found in Appendix B. The trustees or directors, as applicable, of an underlying mutual fund may add, eliminate or substitute portfolios from time to time. Generally, each portfolio issues a separate class of shares. Shares of the underlying mutual fund portfolios are available to separate accounts of life insurance companies offering variable annuity and variable life insurance products. The shares may also be made available, subject to obtaining all required regulatory approvals, for direct purchase by various pension and retirement savings plans that qualify for preferential tax treatment under the Code.

The investment objectives, policies, charges, operations, the attendant risks and other details pertaining to each underlying mutual fund portfolio are described in the prospectus of each underlying mutual fund and the statements of additional information for such underlying mutual fund. Also included in such information is the investment policy of each mutual fund or portfolio regarding the acceptable ratings by recognized rating services for bonds and other debt obligations. There can be no guarantee that any underlying mutual fund or portfolio will meet its investment objectives.

Shares of the underlying mutual funds may be available to variable life insurance and variable annuity separate accounts of other insurance companies. Possible consequences of this multiple availability are discussed in the subsection entitled Resolving Material Conflicts.

The prospectus for any underlying mutual fund or funds being considered by you should be read in conjunction herewith. A copy of each prospectus may be obtained without charge from us by calling our Concierge Desk, 1-800-752-6342 or writing to us at either P.O. Box 883, Attention: Concierge Desk, Shelton, Connecticut, 06484-0883, or to our electronic mail address which is customerservice@Skandia.com.

         Fixed Investment Options: For the payout phase you may elect fixed annuity payments based on our then current annuity rates. The discussion below describes the fixed investment options in the accumulation phase.

As of the date of this Prospectus we offer in most jurisdictions in which the Annuity is available Fixed Allocations with Guarantee Periods of 1, 2, 3, 5, 7 and 10 years. Each such Fixed Allocation is accounted for separately. Each Fixed Allocation earns a fixed rate of interest throughout a set period of time called a Guarantee Period. Multiple Fixed Allocations are permitted, subject to our allocation rules. The duration of a Guarantee Period may be the same or different from the duration of the Guarantee Periods of any of your prior Fixed Allocations.

We may or may not be able to obtain approval in the future in certain jurisdictions of endorsements to individual or group annuities that include the type of Fixed Allocations offered pursuant to this Prospectus. If such approval is obtained, we may take those steps needed to make such Fixed Allocations available to purchasers to whom Annuities were issued prior to the date of such approval.

To the extent permitted by law, we reserve the right at any time to offer Guarantee Periods with durations that differ from those which were available when your Annuity was issued. We also reserve the right at any time to stop accepting new allocations, transfers or renewals for a particular Guarantee Period. Such an action may have an impact on the MVA (see "Account Value of the Fixed Allocations").

A Guarantee Period for a Fixed Allocation begins: (a) when all or part of a Net Purchase Payment is allocated for that particular Guarantee Period; (b) upon transfer of any of your Account Value to a Fixed Allocation for that particular Guarantee Period; or (c) when a Guarantee Period attributable to a Fixed Allocation "renews" after its Maturity Date.

We declare the rates of interest applicable during the various Guarantee Periods offered. Declared rates are effective annual rates of interest. The rate of interest applicable to a Fixed Allocation is the one in effect when its Guarantee Period begins. The rate is guaranteed throughout the Guarantee Period. We inform you of the interest rate applicable to a Fixed Allocation, as well as its Maturity Date, when we confirm the allocation. We declare interest rates applicable to new Fixed Allocations from time-to-time. Any new Fixed Allocation in an existing Annuity is credited interest at a rate not less than the rate we are then crediting to Fixed Allocations for the same Guarantee Period selected by new Annuity purchasers in the same class.

To the extent permitted by law, we reserve the right, from time to time, to increase interest rates offered to the class of Owners who, during the term of such offering, choose to participate in various services we make available. This may include, but is not limited to, Owners who elect to use dollar cost averaging from Fixed Allocations (see "Dollar Cost Averaging") or the balanced investment program (see "Balanced Investment Program"). We may do so at our sole discretion.

The interest rates we credit are subject to a minimum. We may declare a higher rate. The minimum is based on both an index and a reduction to the interest rate determined according to the index.

The index is based on the published rate for certificates of indebtedness (bills, notes or bonds, depending on the term of indebtedness) of the United States Treasury at the most recent Treasury auction held at least 30 days prior to the beginning of the applicable Fixed Allocation's Guarantee Period. The term (length of time from issuance to maturity) of the certificates of indebtedness upon which the index is based is the same as the duration of the Guarantee Period. If no certificates of indebtedness are available for such term, the next shortest term is used. If the United States Treasury's auction program is discontinued, we will substitute indexes which in our opinion are comparable. If required, implementation of such substitute indexes will be subject to approval by the Securities and Exchange Commission and the Insurance Department of the jurisdiction in which your Annuity was delivered. (For Annuities issued as certificates of participation in a group contract, it is our expectation that approval of only the jurisdiction in which such group contract was delivered applies.)

The reduction used in determining the minimum interest rate is two and one quarter percent of interest (2.25%).

Where required by the laws of a particular jurisdiction, a specific minimum interest rate, compounded yearly, will apply should the index less the reduction be less than the specific minimum interest rate applicable to that jurisdiction.

WE MAY CHANGE THE INTEREST RATES WE CREDIT NEW FIXED ALLOCATIONS AT ANY TIME. Any such change does not have an impact on the rates applicable to Fixed Allocations with Guarantee Periods that began prior to such change. However, such a change will affect the MVA (see "Account Value of the Fixed Allocations").

We have no specific formula for determining the interest rates we declare. Rates may differ between classes and between types of annuities we offer, even for guarantees of the same duration starting at the same time. We expect our interest rate declarations for Fixed Allocations to reflect the returns available on the type of investments we make to support the various classes of annuities supported by the assets in Separate Account D. However, we may also take into consideration in determining rates such factors including, but not limited to, the durations offered by the annuities supported by the assets in Separate Account D, regulatory and tax requirements, the liquidity of the secondary markets for the type of investments we make, commissions, administrative expenses, investment expenses, our mortality and expense risks in relation to Fixed Allocations, general economic trends and competition. OUR MANAGEMENT MAKES THE FINAL DETERMINATION AS TO INTEREST RATES TO BE CREDITED. WE CANNOT PREDICT THE RATES WE WILL DECLARE IN THE FUTURE.

OPERATIONS OF THE SEPARATE ACCOUNTS: The assets supporting our obligations under the Annuities may be held in various accounts, depending on the obligation being supported. In the accumulation phase, assets supporting Account Values are held in separate accounts established under the laws of the State of Connecticut. In the payout phase, assets supporting fixed annuity payments and any adjustable annuity payments we make available are held in our general account.

         Separate Accounts: We are the legal owner of assets in the separate accounts. Income, gains and losses, whether or not realized, from assets allocated to these separate accounts, are credited to or charged against each such separate account in accordance with the terms of the annuities supported by such assets without regard to our other income, gains or losses or to the income, gains or losses in any other of our separate accounts. We will maintain assets in each separate account with a total market value at least equal to the reserve and other liabilities we must maintain in relation to the annuity obligations supported by such assets. These assets may only be charged with liabilities which arise from such annuities. This may include Annuities offered pursuant to this Prospectus or certain other annuities we may offer. The investments made by separate accounts are subject to the requirements of applicable state laws. These investment requirements may differ between those for separate accounts supporting variable obligations and those for separate accounts supporting fixed obligations.

         Separate Account B: In the accumulation phase, the assets supporting obligations based on allocations to the variable investment options are held in our Separate Account B. Separate Account B consists of multiple Sub-accounts. Separate Account B was established by us pursuant to Connecticut law. Separate Account B also holds assets of other annuities issued by us with values and benefits that vary according to the investment performance of Separate Account B.

The   Sub-accounts   offered  pursuant  to  this  Prospectus  are  all  Class  1
Sub-accounts of Separate Account B. Each class of Sub-accounts in Separate Account B have a different level of charges assessed against such Sub-accounts.

The amount of our obligations in relation to allocations to the  Sub-accounts is
based  on  the  investment  performance  of  such  Sub-accounts.   However,  the
obligations themselves are our general corporate obligations.

Separate Account B is registered with the SEC under the 1940 Act as a unit investment trust, which is a type of investment company. This does not involve any supervision by the SEC of the investment policies, management or practices of Separate Account B. Each Sub-account invests only in a single mutual fund or mutual fund portfolio.

The only Sub-accounts available for allocation of your Account Value are those offered pursuant to this Prospectus. Persons interested in our other annuities may be offered the same or different Sub-accounts of Separate Account B or any of our other separate accounts. Such sub-accounts may invest in some or all of the same underlying mutual funds or portfolios of such underlying mutual funds as the Sub-accounts offered pursuant to this Prospectus. As of the date of this Prospectus, the Annuities offered pursuant to this Prospectus and annuities offered pursuant to a number of other prospectuses maintained assets in Class 1 Sub-accounts. We may offer additional annuities that maintain assets in Class 1 Sub-accounts. In addition, some of the Class 1 Sub-accounts may invest in underlying mutual funds or underlying mutual fund portfolios in which Sub-accounts in other classes of Separate Account B invest. Please note that not all of the underlying mutual funds or their portfolios and their corresponding Sub-accounts may be available for allocation of your Account Value.

You will find additional information about these underlying mutual funds and portfolios in the prospectuses for such funds. Portfolios added to the underlying mutual funds may or may not be offered through added Sub-accounts.

Sub-accounts are permitted to invest in underlying mutual funds or portfolios that we consider suitable. We also reserve the right to add Sub-accounts, eliminate Sub-accounts, to combine Sub-accounts, or to substitute underlying mutual funds or portfolios of underlying mutual funds.

Values and benefits based on allocations to the Sub-accounts will vary with the investment performance of the underlying mutual funds or fund portfolios, as applicable. We do not guarantee the investment results of any Sub-account, nor is there any assurance that the Account Value allocated to the Sub-accounts will equal the amounts allocated to the Sub-accounts as of any time other than the Valuation Period of such allocation. You bear the entire investment risk.

         Separate Account D: In the accumulation phase, assets supporting our obligations based on Fixed Allocations are held in Separate Account D, which is a "non-unitized" separate account. Such obligations are based on the interest rates we credit to Fixed Allocations and the terms of the Annuities. These obligations do not depend on the investment performance of the assets in Separate Account D. Separate Account D was established by us pursuant to Connecticut law.

There are no discrete units in Separate Account D. No party with rights under any annuity nor any group contract owner participates in the investment gain or loss from assets belonging to Separate Account D. Such gain or loss accrues solely to us. We retain the risk that the value of the assets in Separate Account D may drop below the reserves and other liabilities we must maintain. Should the value of the assets in Separate Account D drop below the reserve and other liabilities we must maintain in relation to the annuities supported by such assets, we will transfer assets from our general account to Separate Account D to make up the difference. We have the right to transfer to our general account any assets of Separate Account D in excess of such reserves and other liabilities. We maintain assets in Separate Account D supporting a number of annuities we offer.

If you surrender, withdraw or transfer Account Value from a Fixed Allocation before the end of its Guarantee Period, you bear the risk inherent in the MVA (see "Account Value of the Fixed Allocations"). The Account Value of a Fixed Allocation is guaranteed on its Maturity Date to be its then current Interim Value.

We operate Separate Account D in a fashion designed to meet the obligations created by Fixed Allocations. Factors affecting these operations include the following:

         (1) The State of New York, which is one of the jurisdictions in which we are licensed to do business, requires that we meet certain "matching" requirements. These requirements address the matching of the durations of the assets with the durations of obligations supported by such assets. We believe these matching requirements are designed to control an insurer's ability to risk investing in long-term assets to support short term interest rate guarantees. We also believe this limitation controls an insurer's ability to offer unrealistic rate guarantees.

         (2) We employ an investment strategy designed to limit the risk of default. Some of the guidelines of our current investment strategy for Separate Account D include, but are not limited to, the following:

                  (a) Investments may include cash; debt securities issued by the United States Government or its agencies and instrumentalities; money market instruments; short, intermediate and long-term corporate obligations; private placements; asset-backed obligations; and municipal bonds.

                  (b) At the time of purchase, fixed income securities will be in one of the top four generic lettered rating classifications as established by a nationally recognized statistical rating organization ("NRSRO") such as Standard & Poor's or Moody's Investor Services, Inc.

We are not obligated to invest according to the aforementioned guidelines or any other strategy except as may be required by Connecticut and other state insurance laws.

         (3) We have the sole discretion to employ investment managers that we believe are qualified, experienced and reputable to manage Separate Account D. We currently employ investment managers for Separate Account D including, but not limited to, J.P. Morgan Investment Management Inc. Each manager is responsible for investment management of different portions of Separate Account
D. From time to time additional investment managers may be employed or investment managers may cease being employed. We are under no obligation to employ or continue to employ any investment manager(s).

         (4) The assets in Separate Account D are accounted for at their market value, rather than at book value.

         (5) We are obligated by law to maintain our capital and surplus, as well as our reserves, at the levels required by applicable state insurance law and regulation.

INSURANCE ASPECTS OF THE ANNUITY: As an insurance company we bear the insurance risk inherent in the Annuity. This includes the risks that mortality and expenses exceed our expectations, and the investment and re-investment risks in relation to the assets supporting obligations not based on the investment performance of a separate account. We are subject to regulation that requires reserving and other practices in a manner that minimizes the insurance risk (see "Regulation").

CHARGES ASSESSED OR ASSESSABLE AGAINST THE ANNUITY: The Annuity charges which are assessed or may be assessable under certain circumstances are the contingent deferred sales charge, the maintenance fee, a charge for taxes and a transfer fee. These charges are allocated according to our rules. The maintenance fee and transfer charge are not assessed if no Account Value is maintained in the Sub-accounts at the time such fee or charge is payable. However, we make certain assumptions regarding maintenance and transfer expenses as part of the overall expense assumptions used in determining the interest rates we credit to Fixed Allocations. Charges are also assessed against the Sub-accounts and the underlying mutual funds. We also may charge you for special services, such as dollar cost averaging, rebalancing, Systematic Withdrawals, Minimum Distributions, and additional reports. As of the date of this Prospectus, we do not charge you for any special services.

         Contingent Deferred Sales Charge: Although we incur sales expenses in connection with the sale of contracts (for example, preparation of sales literature, expenses of selling and distributing the contracts, including commissions, and other promotional costs), we do not deduct any charge from your Purchase Payments for such expenses. However, a contingent deferred sales charge may be assessed. We assess a contingent deferred sales charge against the portion of any withdrawal or surrender that is deemed to be a liquidation of your Purchase Payments paid within the preceding eight years. The contingent deferred sales charge applies to each Purchase Payment that is liquidated. It is a decreasing percentage of the portion of the Purchase Payments being liquidated. The charge decreases as the Purchase Payment ages. The aging of a Purchase Payment is measured from the date it is applied to your Account Value. The charge is: year 1 -8.5%; year 2 - 8.5%; year 3 - 8.5%; year 4 - 8.5%; year 5
- 7.5%; year 6 - 5.5%; year 7 - 3.5%; year 8 - 1.5%; year 9 and thereafter - 0%.

Each Annuity Year in the accumulation phase you may withdraw a limited amount of Account Value without application of any contingent deferred sales charge (see "Free Withdrawal"). However, for purposes of the contingent deferred sales charge, amounts withdrawn as a free withdrawal are not considered a liquidation of Purchase Payments. Account Value is deemed withdrawn according to specific rules in determining how much, if any, contingent deferred sales charge applies to a partial withdrawal (see "Partial Withdrawal"). There is no contingent deferred sales charge on Purchase Payments that were applied at least eight years prior to the date of either a full surrender or a partial withdrawal. Where permitted by law, any contingent deferred sales charge applicable to a full surrender is waived if such full surrender qualifies under our rules as a medically-related withdrawal (see "Medically-Related Surrenders").

From time to time we may reduce the amount of the contingent deferred sales charge, the period during which it applies, or both, when Annuities are sold to individuals or a group of individuals in a manner that reduces sales expenses. We would consider such factors as: (a) the size and type of group; (b) the amount of Purchase Payments; (c) present Owners making additional Purchase Payments; and/or (d) other transactions where sales expenses are likely to be reduced.

No contingent deferred sales charge is assessed on Minimum Distributions, to the extent such Minimum Distributions are required from your Annuity at the time it is taken. However, the charge may be assessed for any partial withdrawal taken in excess of the Minimum Distribution, even if such amount is taken to meet minimum distribution requirements in relation to other savings or investments held pursuant to various retirement plans designed to qualify for preferred tax treatment under various sections of the Code (see "Minimum Distributions").

Any elimination of the contingent deferred sales charge or any reduction to the amount or duration of such charges will not discriminate unfairly between Annuity purchasers. We will not make any such changes to this charge where prohibited by law.

         Maintenance Fee: A maintenance fee equaling the smaller of $30 or 2% of your then current Account Value is deducted from the Account Values in the Sub-accounts annually and upon surrender. The fee is limited to the Account Values in the Sub-accounts as of the Valuation Period such fee is due.

         Tax Charges: In several states a tax is payable. We will deduct the amount of tax payable, if any, from your Purchase Payments if the tax is then incurred or from your Account Value when applied under an annuity option if the tax is incurred at that time. The amount of the tax varies from jurisdiction to jurisdiction. It may also vary depending on whether the Annuity qualifies for certain treatment under the Code. In each jurisdiction, the state legislature may change the amount of any current tax, may decide to impose the tax, eliminate it, or change the time it becomes payable. In those jurisdictions imposing such a tax, the tax rates currently in effect range up to 31/2% and are subject to change. In addition to state taxes, local taxes may also apply. The amounts of these taxes may exceed those for state taxes.

         Transfer Fee: We charge $10.00 for each transfer after the twelfth in each Annuity Year. However, the fee is only charged if there is Account Value in at least one Sub-account immediately subsequent to such transfer.

         Allocation Of Annuity Charges: Charges applicable to a surrender are used in calculating Surrender Value. Charges applicable to any type of withdrawal are taken from the investment options in the same ratio as such a withdrawal is taken from the investment options (see "Allocation Rules"). The transfer fee is assessed against the Sub-accounts in which you maintain Account Value immediately subsequent to such transfer. The transfer fee is allocated on a pro-rata basis in relation to the Account Values in such Sub-accounts as of the Valuation Period for which we price the applicable transfer. No fee is assessed if there is no Account Value in any Sub-account at such time. Tax charges are assessed against the entire Purchase Payment or Account Value as applicable. The maintenance fee is assessed against the Sub-accounts on a pro-rata basis in relation to the Account Values in each Sub-account as of the Valuation Period for which we price the fee.

CHARGES ASSESSED AGAINST THE ASSETS: There are charges assessed against assets in the Sub-accounts. These charges are described below. There are no charges deducted from the Fixed Allocations. The factors we use in determining the interest rates we credit Fixed Allocations are described above in the subsection entitled Fixed Investment Options. No charges are deducted from assets supporting fixed or adjustable annuity payments. The factors we use in determining fixed or adjustable annuity payments include, but are not limited to, our expected investment returns, costs, risks and profit targets. We reserve the right to assess a charge against the Sub-accounts and the Fixed Allocations equal to any taxes which may be imposed upon the separate accounts.

         Administration Charge: We assess each Class 1 Sub-account, on a daily basis, an administration charge. The charge is 0.15% per year of the average daily total value of such Sub-account. The administration charge and maintenance fee can be increased only for Annuities issued subsequent to the effective date of any such change.

From time to time we may reduce the amount of the maintenance fee and/or the administration charge. We may do so when Annuities are sold to individuals or a group of individuals in a manner that reduces maintenance and/or administrative expenses. We would consider such factors as: (a) the size and type of group; (b) the number of Annuities purchased by an Owner; (c) the amount of Purchase Payments; and/or (d) other transactions where maintenance and/or administration expenses are likely to be reduced.

Any elimination of the maintenance fee and/or the administration charge or any reduction of such charges will not discriminate unfairly between Annuity purchasers. We will not make any changes to these charges where prohibited by law.

         Mortality and Expense Risk Charges: For Class 1 Sub-accounts, the mortality risk charge is 0.90% per year and the expense risk charge is 0.35% per year. These charges are assessed in combination each day against each Sub-account at the rate of 1.25% per year of the average daily total value of each Sub-account.

With respect to the mortality risk charge, we assume the risk that the mortality experience under the Annuities may be less favorable than our assumptions. This could arise for a number of reasons, such as when persons upon whose lives annuity payments are based live longer than we anticipated, or when the Sub-accounts decline in value resulting in losses in paying death benefits. If our mortality assumptions prove to be inadequate, we will absorb any resulting loss. Conversely, if the actual experience is more favorable than our assumptions, then we will benefit from the gain. We also assume the risk that the administration charge may be insufficient to cover our administration costs.

CHARGES OF THE UNDERLYING MUTUAL FUNDS: Each underlying mutual fund assesses various charges for investment management and investment advisory fees. These charges generally differ between portfolios within the same underlying mutual fund. You will find additional details in the fund prospectuses and the statements of additional information.

PURCHASING ANNUITIES: You may purchase an Annuity for various purposes. You must meet our requirements before we issue an Annuity and it takes effect. Certain benefits may be available to certain classes of purchasers. You have a "free-look" period during which you may return your Annuity for a refund amount which may be less or more than your Purchase Payment, except in specific circumstances.

         Uses Of The Annuity: The Annuity may be issued in connection with or purchased as a funding vehicle for certain retirement plans designed to meet the requirements of various sections of the Code. These include, but are not limited to: (a) Section 403(b) (tax-sheltered annuities available to employees of certain qualifying employers); (b) Section 408 (individual retirement accounts and individual retirement annuities - "IRAs"; and Simplified Employee Pensions - "SEPs"); and (c) Section 408A (Roth IRAs). We may require additional information regarding the applicable retirement plans before we issue an Annuity to be used in connection with such retirement plans. We may also restrict or change certain rights and benefits if, in our opinion, such restrictions or changes are necessary for your Annuity to be used in connection with such retirement plans. Currently, with respect to Annuities purchased as funding vehicles for retirement plans under Section 403(b) of the Code, the Free Withdrawal privilege does not apply. The Annuity may also be used in connection with plans that do not qualify under the sections of the Code noted above. The Annuity may not be issued in connection with or purchased as a funding vehicle for certain retirement plans designed to meet the requirements of Section 401(a) of the Code, including defined benefit plans and defined contribution plans such as 401(k), profit sharing and money purchase plans. Some of the potential tax consequences resulting from various uses of the Annuities are discussed in the section entitled "Certain Tax Considerations".

         Application And Initial Payment: You must meet our underwriting requirements and forward a Purchase Payment if you seek to purchase an Annuity. These requirements may include a properly completed Application. Where permitted by law, we may issue an Annuity without completion of an Application for certain classes of Annuities.

No Owner, if the Owner is a person, or Annuitant, if the Owner is an entity, may be older than age 80 as of the Issue Date.

The minimum initial Purchase Payment we accept is $1,000 unless you authorize the use of bank drafting to make Purchase Payments (see "Skandia's Systematic Investment Plan"). If you choose bank drafting, we will accept a lower initial Purchase Payment provided that the Purchase Payments received in the first year total at least $1,000. The initial Purchase Payment must be paid by check or by wire transfer. It cannot be made through bank drafting. Our Office must give you prior approval before we accept a Purchase Payment that would result in the Account Value of all annuities you maintain with us exceeding $500,000.00. We confirm each Purchase Payment in writing. Multiple annuities purchased from us within the same calendar year may be treated for tax purposes as if they were a single annuity (see "Certain Tax Considerations").

We reserve the right to allocate your initial Net Purchase Payment to the investment options up to two business days after we receive, at our Office, all of our requirements for issuing the Annuity as applied for. We may retain the Purchase Payment and not allocate the initial Net Purchase Payment to the investment options for up to five business days while we attempt to obtain all such requirements. We will try to reach you or any other party from whom we need any information or materials. If the requirements cannot be fulfilled within that time, we will: (a) attempt to inform you of the delay; and (b) return the amount of the Purchase Payment, unless you specifically consent to our retaining it until all our requirements are met. Once our requirements are met, the initial Net Purchase Payment is applied to the investment options within two business days. Once we accept your Purchase Payment and our requirements are met, we issue an Annuity.

         Skandia's Systematic Investment Plan ("bank drafting"): You may make Purchase Payments to your Annuity using bank drafting, but only for allocations to variable investment options. However, you must pay at least one prior Purchase Payment by check or wire transfer. We will accept an initial Purchase Payment lower than our standard minimum Purchase Payment requirement of $1,000 if you also furnish bank drafting instructions that provide amounts that will meet a $1,000 minimum Purchase Payment requirement to be paid within 12 months. We will accept an initial Purchase Payment in an amount as low as $100, but it must be accompanied by a bank drafting authorization form allowing monthly Purchase Payments of at least $75. We reserve the right to suspend or cancel bank drafting privileges if sufficient funds are not available from the applicable financial institution on any date that a transaction is scheduled to occur.

         Periodic Purchase Payments: We may, from time-to-time, offer opportunities to make Purchase Payments automatically on a periodic basis, subject to our rules. These opportunities may include, but are not limited to, certain salary reduction programs agreed to by an employer. As of the date of this Prospectus, we only agree to accept Purchase Payments on such a basis if:
(a) we receive your request In Writing for a salary reduction program and we agree to accept Purchase Payments on this basis; (b) the allocations are only to variable investment options or the frequency and number of allocations to fixed investment options is limited in accordance with our rules; and (c) the total amount of Purchase Payments in the first Annuity Year is scheduled to equal at least our then current minimum requirements. We may also require an initial
Purchase Payment to be submitted by check or wire before agreeing to such a program. Our minimum requirements may differ based on the usage of the Annuity, such as whether it is being used in conjunction with certain retirement plans. Such a program ends automatically at the point we no longer accept additional Purchase Payments (see "Additional Purchase Payments"). We reserve the right to suspend or cancel bank drafting privileges if sufficient funds are not available from the applicable financial institution on any date that a transaction is scheduled to occur.

         Right to Return the Annuity: You have the right to return the Annuity within a specified period known as a "free-look" period. Depending on the applicable legal and regulatory requirements, this period may be within ten days of receipt, twenty-one days of receipt or longer. To exercise your right to return the Annuity during the "free-look" period, you must return the Annuity. The amount to be refunded is the then current Account Value, less the value (at the time credited ) of Credits, plus any tax charge deducted. This is the "standard refund". If necessary to meet Federal requirements for IRAs or certain state law requirements, we return the greater of the "standard refund" or the Purchase Payments received less any withdrawals (see "Allocation of Net Purchase Payments"). We tell you how we determine the amount payable under any such right at the time we issue your Annuity. Upon the termination of the "free-look" period, if you surrender your Annuity, you may be assessed certain charges (see "Charges Assessed or Assessable Against the Annuity").

         Allocation of Net Purchase Payments: All allocations of Net Purchase Payments are subject to our allocation rules (see "Allocation Rules"). Allocation of the portion of the initial Net Purchase Payment and any Net Purchase Payments received during the free-look period that you wish to allocate to any Sub-accounts are subject to an additional allocation rule if state law requires return of at least your Purchase Payments should you return the Annuity under such free-look provision. If such state law applies to your Annuity: (a) we allocate any portion of any such Net Purchase Payments that you indicate you wish to go into the Sub-accounts, plus the portion of the Credits allocable to such Sub-accounts, to the AST Money Market Sub-account; and (b) at the end of such free-look period we reallocate Account Value according to your then most recent allocation instructions to us, subject to our allocation rules. However, where permitted by law in such jurisdictions, we will allocate such Net Purchase Payments and the applicable Credits according to your instructions, without any temporary allocation to the AST Money Market Sub-account, if you execute a return waiver ("Return Waiver"). Under the Return Waiver, you waive your right to the return of the greater of the "standard refund" or the Purchase Payments received less any withdrawals. Instead, you only are entitled to the return of the "standard refund" (see "Right to Return the Annuity").

Your initial Purchase Payment, as well as other Purchase Payments will be allocated in accordance with the then current requirements of any rebalancing, asset allocation or market timing program which you have authorized or have authorized an independent third party to use in connection with your Annuity (see "Allocation Rules"). You must provide us with allocation instructions In Writing if you wish to change your current allocations when making subsequent Purchase Payments.

         Credits: We add a Credit to your Annuity with each Purchase Payment received. This Credit is funded from our general account. Each Credit is allocated to Account Value when the applicable Purchase Payment is applied to your Account Value. Credits are applied pro-rata to the investment options in the same ratio as the applicable Purchase Payment. The amount available as a death benefit or as a medically-related surrender is reduced by Credits applied in the prior 12 months (see "Death Benefit" and "Medically-Related Surrender"). The amount returned if you exercise your right to return the Annuity during the free-look period is reduced by any Credits applied (see "Right to Return the Annuity").

         The Credit depends on the cumulative amount of Purchase Payments. The Credits, as a percentage of Purchase Payments, are set out below.

Cumulative Purchase Payments                                          Credit

 Less than $10,000.00                                                  1.5%

 More than $9,999.99 but less than $1,000,000.00                       3.0%

 More than $999,999.99 but less than $5,000,000.00                     4.0%

 More than $4,999,999.99                                               5.0%

Credits are payable only as a percentage of each specific Purchase Payment. The following are two examples of how this works:

         Example A: Assume $750,000.00 in Purchase Payments was previously submitted for your Annuity. Subsequently, you submit an additional $500,000.00 Purchase Payment. Credits would be as follows, unless: (a) we received a letter of intent or other evidence satisfactory to us that the applicable amount of additional Purchase Payments would be received by us; and (b) such evidence was received at our Office prior to or with the initial Purchase Payment:

         (1) Credits of $22,500 (3% of $750,000.00) would have been added in connection with the first $750,000.00.

         (2) A Credit of $20,000 (4% of $500,000.00) would be added when the $500,000.00 additional Purchase Payment is allocated.

         Example B: Assume $8,000.00 in Purchase Payments was previously submitted for your Annuity. Subsequently, you submit an additional $10,000.00 Purchase Payment. Credits would be as follows, unless: (a) we received evidence satisfactory to us that the applicable amount of additional Purchase Payments would be received by us; and (b) such evidence was received at our Office prior to or with the initial Purchase Payment:

         (1) Credits of $120.00 (1.5% of $8,000.00) would have been added in connection with the first $8,000.00.

         (2) A Credit of $300.00 (3% of $10,000.00) would be added when the $10,000.00 additional Purchase Payment is allocated.

We are willing to determine the amount of the Credits assuming a pair or series of Purchase Payments will exceed one of the breakpoints noted above if you provide us In Writing, prior to the Issue Date, evidence satisfactory to us that you will submit additional Purchase Payments within a 13 month period. Our requirements as to such evidence may differ depending on various factors, including, but not limited to, the size of the expected amount of cumulative Purchase Payments and the usage of the Annuity. We require an initial Purchase Payment of at least $500,000.00 before we agree to such a program if it is designed to provide a total of at least $1,000,000.00 of Purchase Payments within a 13 month period. We require an initial Purchase Payment of at least $2,500,000.00 before we agree to such a program if it is designed to provide a total of at least $5,000,000.00 within a 13 month period.

We retain the right to recover an amount from your Annuity if such additional Purchase Payments are not received. The amount we may recover is the value of the "excess" Credits (the Credits in excess of what would have been payable without the letter of intent or similar satisfactory evidence of expected additional Purchase Payments) at the time added. Amounts recovered will be taken pro-rata from the investment options based on the Account Values in the investment options as of the date of the recovery. If the amount of the recovery exceeds your then current Surrender Value, we will recover all remaining Account Value and terminate your Annuity.

Failure to inform us that you intend to submit a pair or series of Purchase Payments within a 13 month period may result in your Annuity receiving fewer Credits than would otherwise be added to your Annuity.

         We do not consider Credits to be "investment in the contract" for income tax purposes (see "Certain Tax Considerations").

         Credits are not included in any amounts you may withdraw without assessment of the contingent deferred sales charge pursuant to the Free Withdrawal provision (see "Free Withdrawals").

         Credits are not available if you exercise your right to return the Annuity during the "free-look" period (see "Right to Return the Annuity").

As noted above, there are circumstances where the amount of a distribution from your Annuity could be reduced by an amount equal to certain previously applied Credits. The following are hypothetical examples of how the amounts payable to you could be affected by such a reduction. These examples do not cover every potential situation. The examples are provided to help you understand the potential impact of these provisions.

The first two examples show the impact on a death benefit if a death which triggers payment of the death benefit occurs within 12 months of the allocation of a Purchase Payment. The third example shows the impact on a medically related surrender which occurs within 12 months of the allocation of a Purchase Payment.

Example # 1:

         (1) An Annuity is purchased with an initial Purchase Payment of $10,000;

         (2) An additional Purchase Payment of $5,000 is received in the 13th month after the Issue Date;

         (3) The Owner dies and the death benefit becomes payable during the 16th month after the Issue Date;

         (4) All Account Value has been maintained in the variable investment options and has grown to $15,500, consisting of an investment gain of $50 plus the amount of the Credits - $450 (3% of $15,000 Purchase Payments) in addition to the Purchase Payments, as of the date the death benefit is payable; and

         (5) There have been no withdrawals.

In order to determine the amount payable, we first determine the death benefit that would be payable assuming there were no reductions, and then determine if there are any reductions, and if so, what they are.

Because death has occurred during the first ten Annuity Years, the death benefit is the greater of the Account Value (there is no Interim Value since no amount was maintained in the fixed investment options) or the minimum death benefit (see "Death Benefit").

In this case, that means the death benefit, before any reduction, would be $15,500.

In this case, a Credit would have been applied with the first Purchase Payment of $300 (3% of $10,000). The first Credit was allocated more than 12 months prior to the date of death, so the death benefit is not reduced by that amount. A Credit of $150 was applied with the second Purchase Payment. The $150 Credit was allocated less than 12 months prior to the date of death, so the death benefit is reduced by the amount of the $150 Credit. The total death benefit payable as a lump sum is therefore $15,350 ($15,500 minus the amount equal to the $150 Credit).

Example #2

Use the same assumptions set forth in Example #1 above except assumption (4). Assume instead that there has been an investment loss of $950 instead of an investment gain of $50, and that therefore the Account Value at the time the death benefit is payable is $14,500. In this case, the minimum death benefit (Purchase Payments less any withdrawals) is the amount payable. Since there is no reduction if the amount payable at death is the minimum death benefit, the amount payable is $15,000.

Example #3

This example provides a hypothetical amount payable upon exercise of the "Medically-Related Surrender" provision.

Assume:

         (1) An Annuity is issued with an initial Purchase Payment of $10,000;

         (2) The Annuitant is diagnosed as terminally ill in the 6th month after the Issue Date;

         (3) We receive the request for such a surrender, obtain all the materials necessary to grant the medically-related surrender and then price this surrender in the 7th month after the Issue Date; and

         (4) The Account Value as of the date we price this surrender is $9,800, which reflects an investment loss of $500.

In this case, the Credit applied was $300 (3% of $10,000).

The amount payable is the Account Value less an amount equal to any Credits paid within 12 months prior to the date of diagnosis of the terminal illness (see "Medically-Related Surrender"). In this case, the amount payable before any applicable reduction is $9,800. The Credit was applied within 12 months prior to the occurrence of the contingency event triggering the availability of the medically-related surrender, which in this case is the diagnosis of terminal illness. Therefore, the amount payable is reduced by $300 (the amount equal to the Credit applied) so the amount payable is $9,500 (the $9,800 Account Value reduced by an amount equal to the $300 Credit applied).

         Balanced Investment Program: We offer a balanced investment program in relation to your Purchase Payments, if Fixed Allocations are available under your Annuity. If you choose this program, we commit a portion of your Net Purchase Payments as a Fixed Allocation for the Guarantee Period you select. This Fixed Allocation, not including the effect of any Credit and any interest on such Credit, will have grown pre-tax to equal the exact amount of the applicable Purchase Payment at the end of its initial Guarantee Period if no amounts are transferred or withdrawn from such Fixed Allocation. The rest of the applicable Net Purchase Payment is invested in the variable investment options you select.

We reserve the right, from time to time, to credit additional amounts to Fixed Allocations ("Additional Amounts") if you allocate Purchase Payments in accordance with the balanced investment program we offer. We offer to do so at our sole discretion. Such an offer is subject to our rules, including but not limited to, a change to the MVA formula. For more information, see "Additional Amounts in the Fixed Allocations".

         Ownership, Annuitant and Beneficiary Designations: You make certain designations that apply to the Annuity if issued. These designations are subject to our rules and to various regulatory or statutory requirements depending on the use of the Annuity. These designations include an Owner, a contingent Owner, an Annuitant, a Contingent Annuitant, a Beneficiary, and a contingent Beneficiary. Certain designations are required, as indicated below. Such designations will be revocable unless you indicate otherwise or we endorse your Annuity to indicate that such designation is irrevocable to meet certain regulatory or statutory requirements. Changing the Owner or Annuitant designations may affect the minimum death benefit (see " Death Benefits").

Some of the tax implications of various designations are discussed in the section entitled "Certain Tax Considerations". However, there are other tax issues than those addressed in that section, including, but not limited to, estate and inheritance tax issues. You should consult with a competent tax counselor regarding the tax implications of various designations. You should also consult with a competent legal advisor as to the implications of certain designations in relation to an estate, bankruptcy, community property, where applicable, and other matters.

An Owner must be named. You may name more than one Owner. If you do, all rights reserved to Owners are then held jointly. We require the consent In Writing of all joint Owners for any transaction for which we require the written consent of Owners. Where required by law, we require the consent In Writing of the spouse of any person with a vested interest in an Annuity. Naming someone other than the payor of any Purchase Payment as Owner may have gift, estate or other tax implications.

Where allowed by law, you may name a contingent Owner. However, this designation takes effect only on or after the Annuity Date.

You must name an Annuitant. We do not accept a designation of joint Annuitants during the accumulation phase. Where allowed by law, you may name one or more Contingent Annuitants.

There may be adverse tax consequences if a Contingent Annuitant succeeds an Annuitant and the Annuity is owned by a trust that is neither tax exempt nor qualifies for preferred treatment under certain sections of the Code, such as
Section 401 (a "non-qualified" trust). In general, the Code is designed to prevent the benefit of tax deferral from continuing for long periods of time on an indefinite basis. Continuing the benefit of tax deferral by naming one or more Contingent Annuitants when the Annuity is owned by a non-qualified trust might be deemed an attempt to extend the tax deferral for an indefinite period. Therefore, adverse tax treatment may depend on the terms of the trust, who is named as Contingent Annuitant, as well as the particular facts and circumstances. You should consult your tax advisor before naming a Contingent Annuitant if you expect to use an Annuity in such a fashion.

Where allowed by law, you must name Contingent Annuitants according to our rules when an Annuity is used as a funding vehicle for certain retirement plans designed to meet the requirements of Section 401 of the Code.

You may name more than one primary and more than one contingent Beneficiary, and if you do, the proceeds will be paid in equal shares to the survivors in the appropriate beneficiary class, unless you have requested otherwise In Writing. If the primary Beneficiary dies before death proceeds become payable, the proceeds will become payable to the contingent Beneficiary. If no Beneficiary is alive when death proceeds become payable or in the absence of any Beneficiary designation, the proceeds will vest in you or your estate.

If an Owner's spouse is designated as the sole primary Beneficiary of the Annuity and the Owner dies prior to the Annuity Date, the Owner's Spouse, as Beneficiary, may elect to be treated as Owner and continue the Annuity at its current Account Value, subject to its terms and conditions. If the Annuity is owned jointly by both spouses, and the primary Beneficiary is designated as "surviving spouse", each spouse named individually, or a designation of similar intent, then upon the death of either Owner, the surviving spouse may elect to be treated as Owner.

ACCOUNT VALUE AND SURRENDER VALUE: In the accumulation phase your Annuity has an Account Value. Your total Account Value is the sum of your Account Value in each investment option. Surrender Value is the Account Value less any applicable contingent deferred sales charge and any applicable maintenance fee.

         Account Value in the Sub-accounts: We determine your Account Value separately for each Sub-account. To determine the Account Value in each Sub-account we multiply the Unit Price as of the Valuation Period for which the calculation is being made times the number of Units attributable to you in that Sub-account as of that Valuation Period. The method we use to determine Unit Prices is shown in the Statement of Additional Information.

The number of Units attributable to you in a Sub-account is the number of Units you purchased less the number transferred or withdrawn. We determine the number of Units involved in any transaction specified in dollars by dividing the dollar value of the transaction by the Unit Price of the effected Sub-account as of the Valuation Period applicable to such transaction.

         Account Value of the Fixed Allocations: We determine the Account Value of each Fixed Allocation separately. A Fixed Allocation's Account Value as of a particular date is determined by multiplying its then current Interim Value times the MVA.

A formula is used to determine the MVA. The formula is applied separately to each Fixed Allocation. Values and time durations used in the formula are as of the date for which the Account Value is being determined. The formula is:

                           [(1+I) / (1+J+0.0010)]N/12

                                     where:

                  I is the interest rate being credited to the Fixed Allocation;

                  J is the interest rate (for your class of annuities) being credited to new Fixed Allocations with Guarantee Period durations equal to the number of years (rounded to the next higher integer when occurring on other than an anniversary of the beginning of the Fixed Allocation's Guarantee Period) remaining in your Fixed Allocation's Guarantee Period;

                  N is the number of months (rounded to the next higher integer when occurring on other than a monthly anniversary of the beginning of the Guarantee Period) remaining in such Guarantee Period.

The formula that applies if amounts are surrendered pursuant to the right to return the Annuity is [(1+I)/(1+J)]N/12.

No MVA applies in determining a Fixed Allocation's Account Value on its Maturity Date. If we are not offering a Guarantee Period with a duration equal to the number of years remaining in a Fixed Allocation's Guarantee Period, we calculate a rate for "J" above using a specific formula. This formula is described in the Statement of Additional Information.

Our Current Rates are expected to be sensitive to interest rate fluctuations, thereby making each MVA equally sensitive to such changes. There would be a downward adjustment when the applicable Current Rate plus 0.10 percent of interest exceeds the rate credited to the Fixed Allocation and an upward adjustment when the applicable Current Rate is more than 0.10 percent of interest lower than the rate being credited to the Fixed Allocation. See the Statement of Additional Information for an illustration of how the MVA works.

We reserve the right, from time to time, to determine the MVA using an interest rate lower than the Current Rate for all transactions applicable to a class of Annuities. We may do so at our sole discretion. This would benefit all such Annuities if transactions to which the MVA applies occur while we use such lower interest rate.

         Additional Amounts in the Fixed Allocations: To the extent permitted by law, we reserve the right, from time to time, to allocate Additional Amounts to Fixed Allocations. We may do so at our sole discretion. These Additional Amounts are separate and distinct from the Credits payable in connection with Purchase Payments. (Credits apply at all times, while Additional Amounts are only payable in connection with offers we may make from time-to-time. For more information, see "Credits"). We may offer to allocate such Additional Amounts only in relation to Fixed Allocations of specific durations (i.e. 10 years) when used as part of certain programs we offer such as the balanced investment program and dollar cost averaging (see "Balanced Investment Program" and "Dollar Cost Averaging"). We would provide such Additional Amounts with funds from our general account and allocate them to the applicable Fixed Allocation. Such a program is subject to the following rules:

         (1) The Additional Amounts are allocated in relation to initial or additional Purchase Payments, not to Account Value transferred to a Fixed Allocation for use in the applicable programs. The Additional Amounts are not allocated in relation to any exchange of another annuity issued by us for an Annuity.

         (2) The Additional Amounts are allocated as of the later of the date the applicable Purchase Payment is allocated to the applicable Fixed Allocation or the 30th day after the Issue Date.

         (3) Interest on the Additional Amounts is credited as of the date the applicable Purchase Payment is allocated to the applicable Fixed Allocation.

         (4) The Additional Amounts are a percentage of the amount allocated to the applicable Fixed Allocation. However, we may change the percentage from time to time.

         (5) There is an increase to any applicable "adjustment amount" in the MVA formula, which otherwise is 0.0010, to 0.0020 (see "Account Value of the Fixed Allocations"). This change would only apply to a transfer, surrender or withdrawal from the applicable Fixed Allocation, but not to any payments of death benefit proceeds or a medically-related surrender (see "Medically-Related Surrender"). This change could reduce your Account Value.

         (6) We do not consider Additional Amounts to be "investment in the contract" for income tax purposes (see "Certain Tax Considerations").

         (7) Additional Amounts are not included in any amounts you may withdraw without assessment of the contingent deferred sales charge pursuant to the Free Withdrawal provision (see "Free Withdrawals").

         (8) We determine if a Purchase Payment is received during the period we are offering such Additional Amounts based on the earlier of: (a) the date we receive at our Office the applicable Purchase Payment; or (b) the date we receive at our Office our requirements in relation to either an exchange of an existing annuity issued by another insurer or a "rollover" or transfer of such an annuity pursuant to specific sections of the Code.

         (9) No Purchase Payment may be applied to more than one program allocating Additional Amounts solely to a Fixed Allocation.

RIGHTS, BENEFITS AND SERVICES: The Annuity provides various rights, benefits and services subsequent to its issuance and your decision to keep it beyond the free-look period. A number of these rights, benefits and services, as well as some of the rules and conditions to which they are subject, are described below. These rights, benefits and services include, but are not limited to: (a) making additional Purchase Payments; (b) changing revocable designations; (c) transferring Account Values between investment options; (d) receiving lump sum payments, Systematic Withdrawals or Minimum Distributions, annuity payments and death benefits; (e) transferring or assigning your Annuity; (f) exercising certain voting rights in relation to the underlying mutual funds in which the Sub-accounts invest; and (g) receiving reports. These rights, benefits and services may be limited, eliminated or altered when an Annuity is purchased in conjunction with a qualified plan. We may require presentation of proper identification, including a personal identification number ("PIN") issued by us, prior to accepting any instruction by telephone or other electronic means. We forward your PIN to you shortly after your Annuity is issued. To the extent permitted by law or regulation, neither we nor any person authorized by us will be responsible for any claim, loss, liability or expense in connection with a telephonic or electronic transfer if we or such other person acted on such transfer instructions in good faith in reliance on your authorization of telephone and/or electronic transfers and on reasonable procedures to identify persons so authorized through verification methods which may include a request for your Social Security number or a personal identification number (PIN) as issued by us. We may be liable for losses due to unauthorized or fraudulent instructions should we not follow such reasonable procedures.

         Additional Purchase Payments: The minimum for any additional Purchase Payment is $100, except as part of a bank drafting program (see "Skandia's Systematic Investment Plan"), or unless we authorize lower payments pursuant to a Periodic Purchase Payment program (see "Periodic Purchase Payments"), or less where required by law. Additional Purchase Payments may be paid at any time before the Annuity Date so long as no Owner or the Annuitant is over age 80. Subject to our allocation rules, we allocate additional Net Purchase Payments according to your written allocation instructions. Should no written instructions be received with an additional Purchase Payment, we will return your additional Purchase Payment.

         Changing Revocable Designations: Unless you indicated that a prior choice was irrevocable or your Annuity has been endorsed to limit certain changes, you may request to change Owner, Annuitant and Beneficiary designations by sending a request In Writing. Where allowed by law, such changes will be subject to our acceptance. Some of the changes we will not accept include, but are not limited to: (a) a new Owner subsequent to the death of the Owner or the first of any joint Owners to die, except where a spouse-Beneficiary has become the Owner as a result of an Owner's death; (b) a new Annuitant subsequent to the Annuity Date if the annuity option selected includes a life contingency; and (c) a new Annuitant prior to the Annuity Date if the Annuity is owned by an entity.

         Allocation Rules: As of the date of this Prospectus, during the accumulation phase, you may maintain Account Value in multiple Sub-accounts and an unlimited number of Fixed Allocations. We reserve the right, to the extent permitted by law, to limit the number of Sub-accounts or the amount you may allocate to any Fixed Allocation. As of the date of this Prospectus, we limited the number of Sub-accounts available at any one time to ten. Should you request a transaction that would leave less than any minimum amount we then require in an investment option, we reserve the right, to the extent permitted by law, to add the balance of your Account Value in the applicable Sub-account or Fixed Allocation to the transaction and close out your balance in that investment option.

Should you either: (a) request rebalancing services (see "Rebalancing"); (b) authorize an independent third party to transact transfers on your behalf and such third party arranges for rebalancing of any portion of your Account Value in accordance with any asset allocation strategy; or (c) authorize an independent third party to transact transfers in accordance with a market timing strategy; then all Purchase Payments, including the initial Purchase Payment, received while your Annuity is subject to such an arrangement are allocated to the same investment options and in the same proportions as then required pursuant to the applicable rebalancing, asset allocation or market timing program, unless we have received alternate instructions. Such allocation requirements terminate simultaneous to the termination of an authorization for rebalancing or any authorization to a third party to transact transfers on your behalf. Upon termination of any of the above arrangements, you must provide us with allocation instructions In Writing for all subsequent Purchase Payments.

Withdrawals of any type are taken pro-rata from the investment options based on the then current Account Values in such investment options unless we receive instructions from you prior to such withdrawal. For this purpose only, the Account Value in all your then current Fixed Allocations is deemed to be in one investment option. If you transfer or withdraw Account Value from multiple Fixed Allocations and do not provide instructions indicating the Fixed Allocations from which Account Value should be taken: (a) we transfer Account Value first from the Fixed Allocation with the shortest amount of time remaining to the end of its Guarantee Period, and then from the Fixed Allocation with the next shortest amount of time remaining to the end of its Guarantee Period, etc.; and
(b) if there are multiple Fixed Allocations with the same amount of time left in each Guarantee Period, as between such Fixed Allocations we first take Account Value from the Fixed Allocation that had the shorter Guarantee Period.

         Transfers: In the accumulation phase you may transfer Account Value between investment options, subject to our allocation rules (see "Allocation Rules"). Transfers are not subject to taxation (see "Transfers Between Investment Options"). We charge $10.00 for each transfer after the twelfth in each Annuity Year, including transfers transacted as part of any rebalancing, market timing, asset allocation or similar program which you employ or you authorize to be employed on your behalf. Transfers transacted as part of dollar cost averaging program are not counted in determining the applicability of the transfer fee. Renewals or transfers of Account Value from a Fixed Allocation at the end of its Guarantee Period are not subject to the transfer charge and are not counted in determining whether other transfers may be subject to the transfer charge (see "Renewals"). Your transfer request must be In Writing or meet our requirements for accepting instructions we receive over the phone or through means such as electronic mail with appropriate authorization.

We reserve the right to limit the number of transfers in any Annuity Year for all existing or new Owners. We also reserve the right to limit the number of transfers in any Annuity Year or to refuse any transfer request for an Owner or certain Owners if we believe that: (a) excessive trading by such Owner or Owners or a specific transfer request or group of transfer requests may have a detrimental effect on Unit Values or the share prices of the underlying mutual funds; or (b) we are informed by one or more of the underlying mutual funds that the purchase or redemption of shares is to be restricted because of excessive trading or a specific transfer or group of transfers is deemed to have a detrimental effect on share prices of affected underlying mutual funds.

To the extent permitted by law, we may require up to 2 business days' notice of any transfer into or out of a Fixed Allocation if the market value of such transfer is at least $1,000,000.00.

In order to help you determine whether you wish to transfer Account Values to a Fixed Allocation, you may obtain our Current Rates by writing us or calling us at 1-800-766-4530 or contact our customer service department electronically at customerservice@Skandia.com. When calling us by phone, please have readily available your Annuity number and your PIN number. When contacting us electronically, please provide your PIN number, social security or tax I.D. number and the Annuity contract number.

Where permitted by law, we may accept your authorization of a third party to transfer Account Values on your behalf, subject to our rules. We may suspend or cancel such acceptance at any time. We notify you of any such suspension or cancellation. We may restrict the investment options that will be available for transfers or allocations of Net Purchase Payments during any period in which you authorize such third party to act on your behalf. We give the third party you authorize prior notification of any such restrictions. However, we will not enforce such a restriction if we are provided evidence satisfactory to us that:
(a) such third party has been appointed by a court of competent jurisdiction to act on your behalf; or (b) such third party has been appointed by you to act on your behalf for all your financial affairs.

We or an affiliate of ours may provide administrative or other support services to independent third parties you authorize to conduct transfers on your behalf or who provide recommendations as to how your Account Values should be allocated. This includes, but is not limited to, rebalancing your Account Value among investment options in accordance with various investment allocation strategies such third party may employ, or transferring Account Values between investment options in accordance with market timing strategies employed by such third parties. Such independent third parties may or may not be appointed our agents for the sale of Annuities. However, we do not engage any third parties to offer investment allocation services of any type, so that persons or firms offering such services do so independent from any agency relationship they may have with us for the sale of Annuities. We therefore take no responsibility for the investment allocations and transfers transacted on your behalf by such third parties or any investment allocation recommendations made by such parties. We do not currently charge you extra for providing these support services.

         Renewals: A renewal is a transaction that occurs automatically as of the last day of a Fixed Allocation's Guarantee Period unless we receive alternative instructions. This day as to each Fixed Allocation is called its Maturity Date. As of the end of a Maturity Date, the Fixed Allocation's Guarantee Period "renews" and a new Guarantee Period of the same duration as the one just completed begins. However, the renewal will not occur if the Maturity Date is on the date we apply your Account Value to determine the annuity payments that begin on the Annuity Date (see "Annuity Payments").

As an alternative to a renewal, you may transfer all or part of that Fixed Allocation's Account Value to a different Fixed Allocation or you may transfer such Account Value to one or more Sub-accounts, subject to our allocation rules. To accomplish this, we must receive instructions from you In Writing at least two business days before the Maturity Date. No MVA applies to transfers of a Fixed Allocation's Account Value occurring as of its Maturity Date. An MVA will apply in determining the Account Value of a Fixed Allocation at the time annuity payments are determined, unless the Maturity Date of such Fixed Allocation is the 15th day before the Annuity Date (see "Annuity Payments").

At least 30 days prior to a Maturity Date, or earlier if required by law or regulation, we inform you of the Guarantee Periods available as of the date of such notice. We do not provide a similar notice if the Fixed Allocation's Guarantee Period is of less than a year's duration. Such notice may include an example of the rates we are then crediting new Fixed Allocations as of the date such notice is prepared. The rates actually credited to a Fixed Allocation as of the date of any renewal or transfer immediately subsequent to the Maturity Date may be more or less than any rates quoted in such notice.

If your Fixed Allocation's then ending Guarantee Period is no longer available for new allocations and renewals or you choose a different Guarantee Period that is no longer available on the date following the Maturity Date, we will try to reach you so you may make another choice. If we cannot reach you, we will assign the next shortest Guarantee Period then currently available for new allocations and renewals to that Fixed Allocation.

         Dollar Cost Averaging: We offer dollar cost averaging in the accumulation phase. Dollar cost averaging is a program designed to provide for regular, approximately level investments over time. You may choose to transfer earnings only, principal plus earnings or a flat dollar amount. We make no guarantee that a dollar cost averaging program will result in a profit or protect against a loss in a declining market. You may select this program by submitting to us a request In Writing. You may cancel your participation in this program In Writing or by phone if you have previously authorized our acceptance of such instructions.

Dollar cost averaging is available from any of the investment options we choose to make available for such a program. Your Annuity must have an Account Value of not less than $10,000 at the time we accept your request for a dollar cost averaging program. Transfers under a dollar cost averaging program are not counted in determining the applicability of the transfer fee (see "Transfers"). We reserve the right to limit the investment options into which Account Value may be transferred as part of a dollar cost averaging program. We currently do not permit dollar cost averaging programs where Account Value is transferred to Fixed Allocations. We also reserve the right to charge a processing fee for this service. Should we suspend or cancel the offering of this service, such suspension or cancellation will not affect any dollar cost averaging programs then in effect. Dollar cost averaging is not available while a rebalancing, asset allocation or market timing type of program is used in connection with your Annuity.

Dollar cost averaging from Fixed Allocations are subject to the following rules:
(a) you may only use Fixed Allocations with Guarantee Periods of 1, 2 or 3 years; (b) such a program may only be selected in conjunction with and simultaneous to a new or renewing Fixed Allocation; (c) only averaging of earnings only or principal plus earnings is permitted; (d) a program averaging principal plus earnings from a Fixed Allocation must be designed to last that Fixed Allocation's entire current Guarantee Period; (e) dollar cost averaging transfers from a Fixed Allocation are not subject to the MVA; (f) dollar cost averaging may be done on a monthly basis only; and (g) you may not simultaneously use Account Value in any Fixed Allocation to participate in dollar cost averaging and receive Systematic Withdrawals or Minimum
Distributions from such Fixed Allocation (see "Systematic Withdrawals" and "Minimum Distributions").

We reserve the right, from time to time, to credit additional amounts ("Additional Amounts") if you allocate Purchase Payments to Fixed Allocations as part of a dollar cost averaging program. Such an offer is at our sole discretion and is subject to our rules, including but not limited to, a change to the MVA formula. For more information see "Additional Amounts in the Fixed Allocations".

         Rebalancing:   We  offer,  during  the  accumulation  phase,  automatic
quarterly, semi-annual or annual rebalancing among the variable investment options of your choice. This provides the convenience of automatic rebalancing without having to provide us instructions on a periodic basis. Failure to choose this option does not prevent you from providing us with transfer instructions from time-to-time that have the effect of rebalancing. It also does not prevent other requested transfers from being transacted.

Under this program, Account Values in variable investment options are rebalanced quarterly, semi-annually or annually, as applicable, to the percentages you request. The rebalancing may occur quarterly, semi-annually or annually based upon the Issue Date. If a transfer is requested involving any investment option participating in an automatic rebalancing program, we automatically alter the rebalancing percentages going forward (unless we receive alternate instructions) to the ratios between Account Values in the variable investment options as of the effective date of such requested transfer once it has been processed.
Automatic rebalancing is delayed one quarter if Account Value is being maintained in the AST Money Market Sub-account for the duration of your Annuity's "free-look" period and rebalancing would otherwise occur during such period (see "Allocation of Net Purchase Payments").

You may change the percentage allocable to each variable investment option at any time. However, you may not choose to allocate less than 5% of Account Value to any variable investment option.

We do not offer automatic rebalancing in connection with Fixed Allocations. The Account Value of your Annuity must be at least $10,000 when we receive your automatic rebalancing request. We may require that all variable investment options in which you maintain Account Value must be used in the rebalancing program. You may maintain Account Value in at least two and not more than ten variable investment options when using a rebalancing program. You may not simultaneously participate in rebalancing and dollar cost averaging. Rebalancing also is not available when a program of Systematic Withdrawals of earnings or earnings plus principal is in effect.

For purposes of determining the number of transfers made in any Annuity Year, all rebalancing transfers made on the same day are treated as one transfer. We reserve the right to charge a processing fee for signing up for this service.

To elect to participate or to terminate participation in automatic rebalancing, we may require instructions In Writing at our Office in a form satisfactory to us.

         Distributions: Distributions available from your Annuity during the accumulation phase include surrender, medically-related surrender, free withdrawals, partial withdrawals, Systematic Withdrawals, (including Minimum Distributions in relation to qualified plans) and a death benefit. In the payout phase we pay annuity payments. Distributions from your Annuity generally are subject to taxation, and may be subject to a tax penalty as well (see "Certain Tax Considerations"). You may wish to consult a professional tax advisor for tax advice prior to exercising any right to an elective distribution. During the accumulation phase, any distribution other than a death benefit: (a) must occur prior to any death that would cause a death benefit to become payable; and (b) will occur subsequent to our receipt of a completed request In Writing. Distributions from your Annuity of any amounts derived from Purchase Payments paid by personal check may be delayed until such time as the check has cleared the applicable financial institution upon which such check was drawn.

         Surrender: Surrender of your Annuity for its Surrender Value is permitted during the accumulation phase. A contingent deferred sales charge may apply to such surrender (see "Contingent Deferred Sales Charge"). Your Annuity must accompany your surrender request.

         Medically-Related Surrender: Where permitted by law, you may apply to surrender your Annuity prior to the Annuity Date without application of any contingent deferred sales charge, upon occurrence of a "Contingency Event". This waiver of any applicable contingent deferred sales charge is subject to our rules, including but not limited to the following: (a) the Annuitant must be named or any change of Annuitant must be accepted by us, prior to the "Contingent Event" described below; (b) the Annuitant must be alive as of the date we pay the proceeds of such surrender request; (c) if the Owner is one or more natural persons, all such Owners must also be alive at such time; (d) we must receive satisfactory proof of the Annuitant's confinement or Fatal Illness In Writing; and (e) this benefit is not available if the total Purchase Payments received exceed $500,000.00 for all annuities issued by us with this benefit for which the same person is named as Annuitant.

If the  qualifications  are met, the amount  payable is your Account Value less:
(a) the amount of any Credits applied within 12 months of the applicable "Contingency Event" as defined below; and (b) the amount of any Credits added in conjunction with any Purchase Payments received after our receipt of your request for a medically-related surrender (i.e. Purchase Payments received at such time pursuant to a salary reduction program).

A "Contingency Event" occurs, as to the Annuitant named as of the Issue Date, if the Annuitant is:

         (1) First confined in a "Medical Care Facility" after the date as of which we, at our Office, agree to accept your designation of such person as the Annuitant and remains confined for at least 90 days in a row; or

         (2) First diagnosed as having a "Fatal Illness" after the date as of which we, at our Office, agree to accept your designation of such person as the Annuitant.

"Medical Care Facility" means any state licensed facility providing medically necessary in-patient care which is prescribed by a licensed "Physician" in writing and based on physical limitations which prohibit daily living in a non-institutional setting. "Fatal Illness" means a condition diagnosed by a licensed "Physician" which is expected to result in death within 2 years for 80% of the diagnosed cases. "Physician" means a person other than you, the Annuitant or a member of either your or the Annuitant's families who is state licensed to give medical care or treatment and is acting within the scope of that license.

Specific details and definitions of terms in relation to this benefit may differ in certain jurisdictions.

         Free Withdrawals: Each Annuity Year in the accumulation phase you may withdraw a limited amount of Account Value without application of any applicable contingent deferred sales charge. Such free withdrawals are available to meet liquidity needs. Free withdrawals are not available at the time of a surrender of an Annuity. Withdrawals of any type made prior to age 59 1/2 may be subject to a 10% tax penalty (see "Penalty on Distributions"). We may refuse or delay a payment based on a request to only withdraw all or a portion of the free withdrawal amount if the total amount then payable as a free withdrawal is less than $100.00 or the amount requested is less than $100.00. To the extent permitted by law, we may reduce or eliminate the amount available as a free withdrawal if your Annuity is used in connection with certain plans designed to meet various sections of the Code, including, but not limited to, Section 401 plans. Currently, with respect to Annuities purchased as funding vehicles for retirement plans under Section 401 or 403(b), the Free Withdrawal privilege has been eliminated.

Amounts received as Systematic Withdrawals or as Minimum Distributions are deemed to come first from the amount available under this Free Withdrawal provision (see "Systematic Withdrawals" and "Minimum Distributions"). You may also request to receive as a lump sum any free withdrawal amount not already received that Annuity Year under a plan of Systematic Withdrawals or as Minimum Distributions.

The maximum amount available as a free withdrawal during any Annuity Year, where permitted by law, is the greater of (a) or (b), where:

         (a) is the Annuity's "growth" (defined below); and

         (b) is 10% of "new" Purchase Payments ("new" Purchase Payments are defined below).

"Growth" equals the then current Account Value less all "unliquidated" Purchase Payments and less the value at the time credited of Credits or Additional Amounts (see "Credits" and "Additional Amounts in the Fixed Allocations"). "Unliquidated" means not previously surrendered or withdrawn. "New" Purchase Payments are those received in the eight years prior to the date as of which a free withdrawal occurs. For purposes of the contingent deferred sales charge, amounts withdrawn as a free withdrawal are not considered a liquidation of Purchase Payments. Therefore, any free withdrawal will not reduce the amount of any applicable contingent deferred sales charge upon any partial withdrawal or subsequent surrender.

         Partial Withdrawals: You may withdraw part of your Surrender Value. The minimum partial withdrawal is $100. The Surrender Value that must remain in the Annuity as of the date of this transaction is $1,000. If the amount of the partial withdrawal request exceeds the maximum amount available, we reserve the right to treat your request as one for a full surrender.

On a partial withdrawal, the contingent deferred sales charge is assessed against any "unliquidated" "new" Purchase Payments withdrawn. "Unliquidated" means not previously surrendered or withdrawn. For these purposes, amounts are deemed to be withdrawn in the following order:

         (1) From any amount then available as a free withdrawal; then from

         (2) "Old" Purchase Payments (Purchase Payments allocated to Account Value more than eight years prior to the partial withdrawal); then from

         (3) "New" Purchase Payments (If there are multiple "new" Purchase Payments, the one received earliest is liquidated first, then the one received next earliest, and so forth); then from

         (4) Other Surrender Value (amounts equal to any Credits (see "Credits" and "Additional Amounts in the Fixed Allocations").

         Systematic Withdrawals: We offer Systematic Withdrawals of earnings only, principal plus earnings or a flat dollar amount. Generally, Systematic Withdrawals from Fixed Allocations are limited to earnings accrued after the program of Systematic Withdrawals begins, or payments of fixed dollar amounts that do not exceed such earnings. A program of Systematic Withdrawals begins on the date we accept, at our Office, your request for such a program. Systematic Withdrawals are deemed to be withdrawn from Surrender Value in the same order as partial withdrawals for purposes of determining if the contingent deferred sales charge applies. Penalties may apply (see "Free Withdrawals").

A Systematic Withdrawal from a Fixed Allocation is not subject to the MVA. We calculate the Fixed Allocation's credited interest since the prior withdrawal as A minus B, plus C, where:

         A is the Interim Value of the applicable Fixed Allocation as of the date of the Systematic Withdrawal;

         B is the Interim Value of the applicable Fixed Allocation as of the later of the beginning of its then current Guarantee Period or the beginning of the Systematic Withdrawal program; and

         C is the total of all partial or free withdrawals and any transfers from such Fixed Allocation since the later of the beginning of its then current Guarantee Period or the beginning of the Systematic Withdrawal program.

Systematic Withdrawals are available on a monthly, quarterly, semi-annual or annual basis. You may not simultaneously receive Systematic Withdrawals from a Fixed Allocation and participate in a dollar cost averaging program under which Account Value is transferred from the same Fixed Allocation (see "Dollar Cost Averaging"). Systematic Withdrawals are not concurrently available while you are taking any Minimum Distributions (see "Minimum Distributions"). Systematic Withdrawals of earnings or earnings plus principal are not available while any rebalancing or asset allocation program is in effect in relation to your Annuity.

The Surrender Value of your Annuity must be at least $20,000 when we accept your request for a program of Systematic Withdrawals. The minimum for each Systematic Withdrawal is $100. For any scheduled Systematic Withdrawal other than the last that does not meet this minimum, we reserve the right to defer such a withdrawal and add the amount that would have been withdrawn to the amount that is to be withdrawn at the next Systematic Withdrawal.

We reserve  the right to charge a  processing  fee for this  service.  Should we
suspend  or  cancel  offering   Systematic   Withdrawals,   such  suspension  or
cancellation will not affect any Systematic Withdrawal programs then in effect.

         Minimum Distributions: Minimum Distributions are a specific type of Systematic Withdrawal program. Minimum Distributions are subject to all the rules applicable to Systematic Withdrawals unless we specifically indicate that one or more of such rules do not apply. In addition, certain rules apply only to Minimum Distributions.

You may elect to have us calculate Minimum Distributions annually if your Annuity is being used for certain qualified purposes under the Code. Requests to calculate a Minimum Distribution amount must be made three (3) days prior to the date that your Minimum Distribution payment is processed to allow for calculation and processing of the required amount. We calculate such amounts assuming the Minimum Distribution amount is based solely on the value of your Annuity. The required Minimum Distribution amounts applicable to your particular situation may depend on other annuities, savings or investments of which we are unaware, so that the required amount may be greater than the Minimum Distribution amount we calculate based on the value of your Annuity. We reserve the right to charge a fee for each annual calculation. Minimum Distributions are not concurrently available with any other programs of Systematic Withdrawals. You may elect to have Minimum Distributions paid out monthly, quarterly, semi-annually or annually. The $100 minimum for Systematic Withdrawals does not apply to Minimum Distributions.

Each Minimum Distribution will be taken from the investment options you select. However, the portion of any Minimum Distribution that can be taken from any Fixed Allocations may not exceed the then current ratio between your Account Value in all Fixed Allocations you maintain and your total Account Value. No MVA applies to any portion of Minimum Distributions taken from Fixed Allocations. Minimum Distributions are not available from any Fixed Allocations if such Fixed Allocation is being used in a dollar cost averaging program (see "Dollar Cost Averaging"). Minimum Distributions from Fixed Allocations are not subject to the limitation on Systematic Withdrawals that limits a program of Systematic
Withdrawals from Fixed Allocations only to earnings accrued after program inception.

No contingent deferred sales charge is assessed against amounts withdrawn as a Minimum Distribution, but only to the extent of the Minimum Distribution required from your Annuity at the time it is taken. The contingent deferred sales charge may apply to additional amounts withdrawn to meet minimum distribution requirements in relation to other retirement programs you may maintain.

Amounts withdrawn as Minimum Distributions are considered to come first from the amounts available as a free withdrawal (see "Free Withdrawals") as of the date of the yearly calculation of the Minimum Distribution amount. Minimum Distributions over that amount are not deemed to be a liquidation of Purchase Payments (see "Partial Withdrawals").

         Death Benefit: In the accumulation phase, a death benefit is payable. If the Annuity is owned by one or more natural persons, it is payable upon the first death of such Owners. If the Annuity is owned by an entity, the death benefit is payable upon the Annuitant's death, if there is no Contingent Annuitant. If a Contingent Annuitant was designated before the Annuitant's death and the Annuitant dies, the Contingent Annuitant then becomes the Annuitant. There may be adverse tax consequences for certain entity Owners if they name a Contingent Annuitant (see "Ownership, Annuitant and Beneficiary Designations").

The person upon whose death the death benefit is payable is referred to below as the "decedent". For purposes of this death benefit provision, "withdrawals" means withdrawals of any type (free withdrawals, partial withdrawals, Systematic Withdrawals, Minimum Distributions) before assessment of any applicable contingent deferred sales charge and after any applicable MVA. For purposes of this provision, persons named Owner or Annuitant within 60 days of the Issue Date are treated as if they were an Owner or Annuitant on the Issue Date.

The death benefit is as follows,  and is subject to the conditions  described in
(1), (2) and (3) below:

         (1) If death occurs during the first ten Annuity Years: the death benefit is the greater of (a) or (b) where:

                  (a) is your  Account  Value in  Sub-accounts  plus the Interim
Value of any Fixed Allocations, less an amount equal to all Credits applied within 12 months prior to the date of death; or

                  (b) the minimum death benefit ("Minimum Death Benefit"). The Minimum Death Benefit is the sum of all Purchase Payments less the sum of all withdrawals.

         (2) If death occurs after the tenth Annuity Year: the death benefit is your Account Value less an amount equal to all Credits applied within 12 months prior to the date of death.

         (3) If a decedent was not named an Owner or Annuitant as of the Issue Date and did not become such as a result of a prior Owner's or Annuitant's death: the Minimum Death Benefit is suspended as to that person for a two year period from the date he or she first became an Owner or Annuitant. After the suspension period is completed, the death benefit is the same as if such person had been an Owner or Annuitant on the Issue Date. During the suspension period:

                  (a) If that person's death occurs during the first ten Annuity Years, the death benefit is your Account Value in the Sub-accounts plus the Interim Value of any Fixed Allocation, less any Credits applied within 12 months prior to the date of death.

                  (b) If that person's death occurs after the first ten Annuity Years, the death benefit is your Account Value less any Credits applied within 12 months prior to the date of death.

The  amount of the death  benefit  is  determined  as of the date we  receive In
Writing: (a) "due proof of death"; (b) all representations we require or which are mandated by applicable law or regulation in relation to the death claim and the payment of death proceeds; and (c) any applicable election of the mode of payment of the death benefit, if not previously elected by the Owner. The death benefit is reduced by any annuity payments made prior to the date we receive In Writing such due proof of death. The following constitutes "due proof of death":
(a) a certified copy of a death certificate; (b) a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or (c) any other proof satisfactory to us.

If the death benefit becomes payable prior to the Annuity Date due to the death of the Owner and the Beneficiary is the Owner's spouse, then in lieu of receiving the death benefit, such Owner's spouse may elect to be treated as an Owner and continue the Annuity at its current Account Value, subject to its terms and conditions. An Owner's spouse may only assume ownership of the Annuity if such spouse is designated as the sole primary Beneficiary.

In the event of your death, the benefit must be distributed within: (a) five years of the date of death; or (b) over a period not extending beyond the life expectancy of the Beneficiary or over the life of the Beneficiary. Distribution after your death to be paid under (b) above, must commence within one year of the date of death.

If the Annuitant dies before the Annuity Date, the Contingent Annuitant will become the Annuitant. Where allowed by law, if the Annuity is owned by one or more natural persons, the oldest of any such Owners not named as the Annuitant immediately becomes the Contingent Annuitant if: (a) the Contingent Annuitant predeceases the Annuitant; or (b) if you do not designate a Contingent Annuitant.

In the payout phase, we continue to pay any "certain" payments (payments not contingent on the continuance of any life) to the Beneficiary subsequent to the death of the Annuitant.

         Annuity Payments: Annuity payments can be guaranteed for life, for a certain period, or for a certain period and life. We make available fixed payments, and as of the date of this Prospectus, adjustable payments (payments which may or may not be changed on specified adjustment dates based on annuity purchase rates we are then making available to annuities of the same class). We may or may not be making adjustable annuities available on the Annuity Date. To the extent there is any tax basis in the annuity, a portion of each annuity payment is treated for tax purposes as a return of such basis until such tax basis is exhausted. The amount deemed such a return of basis is determined in accordance with the requirements of the Code (see "Certain Tax Considerations").

You may choose an Annuity Date, an annuity option and the frequency of annuity payments when you purchase an Annuity, or at a later date. Your choice of Annuity Date and annuity option may be limited depending on your use of the Annuity and the applicable jurisdiction. Subject to our rules, you may choose an Annuity Date, option and frequency of payments suitable to your needs and circumstances. Such rules may include a prohibition on annuitization within 1 year of the Issue Date. You should consult with competent tax and financial advisors as to the appropriateness of any such choice. Should Annuities subject to New York law be made available, the Annuity Date for such Annuities may not exceed the first day of the calendar month following the Annuitant's 85th birthday. Other jurisdictions may impose similar requirements.

You may change your choices at any time up to 30 days before the earlier of: (a) the date we would have applied your Account Value to an annuity option had you not made the change; or (b) the date we will apply your Account Value to an annuity option in relation to the new Annuity Date you are then selecting. You must request this change In Writing. The Annuity Date must be the first or the fifteenth day of a calendar month.

In the absence of an election In Writing: (a) the Annuity Date is the first day of the calendar month first following the later of the Annuitant's 85th birthday or the fifth anniversary of our receipt at our Office of your request to purchase an Annuity; and (b) where allowed by law, fixed monthly payments will commence under option 2, described below, with 10 years certain. Should Annuities subject to New York law be made available, for such Annuities, in the absence of an election In Writing: (a) the Annuity Date is the first day of the calendar month following the Annuitant's 85th birthday; and (b) fixed monthly payments will commence under Option 2, described below, with 10 years certain. Other jurisdictions may impose similar requirements. The amount to be applied is your Annuity's Account Value 15 business days prior to the Annuity Date. In determining your annuity payments, we credit interest using our then current crediting rate for this purpose, which is not less than 3% of interest per year, between the date Account Value is applied to an annuity option and the Annuity Date. If there is any remaining contingent deferred sales charge applicable as of the Annuity Date, then the annuity option you select must include a certain period of not less than 5 years' duration (in certain jurisdictions, the minimum duration for the certain period may be up to 10 years). Annuity options in addition to those shown are available with our consent. The minimum initial amount payable is the minimum initial annuity amount we allow under our then current rules. Should you wish to receive a lump sum payment, you must request to surrender your Annuity prior to the Annuity Date (see "Surrender").

You may elect to have any amount of the proceeds due to the Beneficiary applied under any of the options described below, but only to the extent selecting such an option does not alter the tax status of the Annuity. Except where a lower amount is required by law, the minimum monthly annuity payment is $100.

If you have not made an election prior to proceeds becoming due, the Beneficiary may elect to receive the death benefit under one of the annuity options. However, if you made an election, the Beneficiary may not alter such election.

For purposes of the annuity options described below, the term "key life" means the person or persons upon whose life any payments dependent upon the continuation of life are based.

         (1) Option 1 - Payments for Life: Under this option, income is payable periodically prior to the death of the key life, terminating with the last payment due prior to such death. Since no minimum number of payments is guaranteed, this option offers the maximum level of periodic payments of the life contingent annuity options. It is possible that only one payment will be payable if the death of the key life occurs before the date the second payment was due, and no other payments nor death benefits would be payable.

         (2)  Option 2 -  Payments  for Life with 10,  15, or 20 Years  Certain:
Under this option, income is payable periodically for 10, 15, or 20 years, as selected, and thereafter until the death of the key life. Should the death of the key life occur before the end of the period selected, the remaining payments are paid to the Beneficiary to the end of such period.

         (3) Option 3 - Payments Based on Joint Lives: Under this option, income is payable periodically during the joint lifetime of two key lives, and thereafter during the remaining lifetime of the survivor, ceasing with the last payment prior to the survivor's death. No minimum number of payments is guaranteed under this option. It is possible that only one payment will be payable if the death of all the key lives occurs before the date the second payment was due, and no other payments nor death benefits would be payable.

         (4) Option 4 - Payments for a Certain Period: Under this option, income is payable periodically for a specified number of years. The number of years is subject to our then current rules. Should the payee die before the end of the specified number of years, the remaining payments are paid to the Beneficiary to the end of such period. Note that under this option, payments are not based on how long we expect any key life to live. Therefore, that portion of the mortality risk charge assessed to cover the risk that key lives outlive our expectations provides no benefit to an Owner selecting this option.

The first payment varies according to the annuity options and payment frequency selected. The first periodic payment is determined by multiplying the Account Value (expressed in thousands of dollars) as of the close of business on the fifteenth day preceding the Annuity Date, plus interest at not less than 3% per year from such date to the Annuity Date, by the amount of the first periodic payment per $1,000 of value obtained from our annuity rates for that type of annuity and for the frequency of payment selected. Our rates will not be less than our guaranteed minimum rates. These guaranteed minimum rates are derived from the 1983a Individual Annuity Mortality Table with ages set back one year for males and two years for females and with an assumed interest rate of 3% per annum. Where required by law or regulation, such annuity table will have rates that do not differ according to the gender of the key life. Otherwise, the rates will differ according to the gender of the key life.

         Qualified Plan Withdrawal Limitations: The Annuities are endorsed such that there are surrender or withdrawal limitations when used in relation to certain retirement plans for employees which are designed to qualify under various sections of the Code. These limitations do not affect certain roll-overs or exchanges between qualified plans. Distribution of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Code section 403(b)), or attributable to transfers to a tax sheltered annuity from a custodial account (as defined in Code section 403(b)(7)), is restricted to the employee's: (a) separation from service; (b) death; (c) disability (as defined in Section 72(m)(7) of the Code); (d) reaching age 59 1/2; or (e) hardship. Hardship withdrawals are restricted to amounts attributable to salary reduction contributions, and do not include investment results. In the case of tax sheltered annuities, these limitations do not apply to certain salary reduction contributions made and investment results earned prior to dates specified in the Code. In addition, the limitation on hardship withdrawals does not apply to salary reduction contributions made and investment results earned prior to dates specified in the Code which have been transferred from custodial accounts. Rollovers from the types of plans noted to another qualified plan or to an individual retirement account or individual retirement annuity are not subject to the limitations noted. Certain distributions, including rollovers, that are not transferred directly to the trustee of another qualified plan, the custodian of an individual retirement account or the issuer of an individual retirement annuity may be subject to automatic 20% withholding for Federal income tax. This may also trigger withholding for state income taxes (see "Certain Tax Considerations").

We may make annuities available through the Texas Optional Retirement Program subsequent to receipt of the required regulatory approvals and implementation. In addition to the restrictions required for such Annuities to qualify under
Section 403(b) of the Code, Annuities issued in the Texas Optional Retirement Program are amended as follows: (a) no benefits are payable unless you die during, or are retired or terminated from, employment in all Texas institutions of higher education; and (b) if a second year of participation in such program is not begun, the total first year State of Texas' contribution will be returned, upon its request, to the appropriate institute of higher education.

With respect to the restrictions on withdrawals set forth above, we are relying upon: (1) a no-action letter dated November 28, 1988 from the staff of the Securities and Exchange Commission to the American Council of Life Insurance with respect to annuities issued under Section 403(b) of the Code, the requirements of which have been complied with by the us; and (2) Rule 6c-7 under the 1940 Act with respect to annuities made available through the Texas Optional Retirement Program, the requirements of which have been complied with by us.

         Pricing of Transfers and Distributions: We "price" transfers and distributions on the dates indicated below.

         (1) We price "scheduled" transfers and distributions as of the date such transactions are so scheduled. However, if a transaction is "scheduled" to occur on a day other than a Valuation Day, such transaction will be processed and priced on the last Valuation Day prior to the scheduled transaction.
"Scheduled" transactions include transfers under a dollar cost averaging program, Systematic Withdrawals, Minimum Distributions, transfers previously scheduled with us at our Office pursuant to any on-going rebalancing, asset allocation or similar program, and annuity payments.

         (2) We price  "unscheduled"  transfers,  partial  withdrawals  and free withdrawals as of the date we receive at our Office the request for such transactions. "Unscheduled" transfers include any transfers processed in conjunction with any market timing program, or transfers not previously scheduled with us at our Office pursuant to any rebalancing, asset allocation or similar program which you employ or you authorize to be employed on your behalf. "Unscheduled" transfers received pursuant to an authorization to accept transfers, using voice or data transmission over the phone are priced as of the Valuation Period we receive the request at our Office for such transactions.

         (3) We price surrenders, medically-related surrenders and death benefits as of the date we receive at our Office all materials we require for such transactions and such materials are satisfactory to us (see "Surrenders", "Medically-related Surrenders" and "Death Benefits").

The pricing of transfers and distributions involving Sub-accounts includes the determination of the applicable Unit Price for the Units transferred or distributed. The pricing of transfers and distributions involving Fixed Allocations includes the determination of any applicable MVA. Any applicable MVA alters the amount available when all the Account Value in a Fixed Allocation is being transferred or distributed. Any applicable MVA alters the amount of Interim Value needed when only a portion of the Account Value is being transferred or distributed. Unit Prices may change each Valuation Period to reflect the investment performance of the Sub-accounts. The MVA applicable to each Fixed Allocation changes once each month and also each time we declare a different rate for new Fixed Allocations. Payment is subject to our right to defer transactions for a limited period (see "Deferral of Transactions").

         Voting Rights: You have voting rights in relation to Account Value maintained in the Sub-accounts. You do not have voting rights in relation to Account Value maintained in any Fixed Allocations or in relation to fixed or adjustable annuity payments.

We will vote shares of the underlying mutual funds or portfolios in which the Sub-accounts invest in the manner directed by Owners. Owners give instructions equal to the number of shares represented by the Sub-account Units attributable to their Annuity.

We will vote the shares attributable to assets held in the Sub-accounts solely for us rather than on behalf of Owners, or any share as to which we have not received instructions, in the same manner and proportion as the shares for which we have received instructions. We will do so separately for each Sub-account from various classes that may invest in the same underlying mutual fund portfolio.

The number of votes for an underlying mutual fund or portfolio will be determined as of the record date for such underlying mutual fund or portfolio as chosen by its board of trustees or board of directors, as applicable. We will furnish Owners with proper forms and proxies to enable them to instruct us how to vote.

You may instruct us how to vote on the following matters: (a) changes to the board of trustees or board of directors, as applicable; (b) changing the independent accountant; (c) approval of changes to the investment advisory agreement or adoption of a new investment advisory agreement; (d) any change in the fundamental investment policy; and (e) any other matter requiring a vote of the shareholders.

With respect to approval of changes to the investment advisory agreement, approval of a new investment advisory agreement or any change in fundamental investment policy, only Owners maintaining Account Value as of the record date in a Sub-account investing in the applicable underlying mutual fund portfolio will instruct us how to vote on the matter, pursuant to the requirements of Rule 18f-2 under the 1940 Act.

         Transfers, Assignments or Pledges: Generally, your rights in an Annuity may be transferred, assigned or pledged for loans at any time. However, these rights may be limited depending on your use of the Annuity. These transactions may be subject to income taxes and certain penalty taxes (see "Certain Tax Considerations"). You may transfer, assign or pledge your rights to another person at any time, prior to any death upon which the death benefit is payable. You must request a transfer or provide us a copy of the assignment In Writing. A transfer or assignment is subject to our acceptance. Prior to receipt of this notice, we will not be deemed to know of or be obligated under any assignment prior to our receipt and acceptance thereof. We assume no responsibility for the validity or sufficiency of any assignment. Transfer of all or a portion of ownership rights may affect the minimum death benefit (see "Death Benefits").

         Reports to You: We send any statements and reports required by applicable law or regulation to you at your last known address of record. Owners should therefore give us prompt notice of any address change. We reserve the right, to the extent permitted by law and subject to your prior consent, to provide any prospectus, prospectus supplements, confirmations, statements and reports required by applicable law or regulation to you through our Internet Website at http://www.americanskandia.com or any other electronic means, including diskettes or CD ROMs. We send a confirmation statement to you each time a transaction is made affecting Account Value, such as making additional Purchase Payments, transfers, exchanges or withdrawals. We also send quarterly statements detailing the activity affecting your Annuity during the calendar quarter. You may request additional reports. We reserve the right to charge up to $50 for each such additional report. Instead of immediately confirming transactions made pursuant to some type of periodic transfer program (such as a dollar cost averaging program) or a periodic Purchase Payment program, such as a salary reduction arrangement, we may confirm such transactions in quarterly statements. You should review the information in these statements carefully. All errors or corrections must be reported to us at our Office as soon as possible and no later than the date below to assure proper accounting to your Annuity. For transactions that are confirmed immediately, we assume all transactions are accurate unless you notify us otherwise within 10 days from the date you receive the confirmation. For transactions that are only confirmed on the quarterly statement, we assume all transactions are accurate unless you notify us within 10 days from the date you receive the quarterly statement. All transactions confirmed immediately or by quarterly statement are deemed conclusive after the applicable 10 day period. We may also send an annual report and a semi-annual report containing financial statements for the applicable Sub-accounts, as of December 31 and June 30, respectively, to Owners or, with your prior consent, make such documents available electronically through our Internet Website of other electronic means.

SALE OF THE ANNUITIES: American Skandia Marketing, Incorporated ("ASM, Inc."), a wholly-owned subsidiary of American Skandia Investment Holding Corporation, acts as the principal underwriter of the Annuities. ASM, Inc.'s principal business address is One Corporate Drive, Shelton, Connecticut 06484. ASM, Inc. is a member of the National Association of Securities Dealers, Inc.
("NASD").

         Distribution: ASM, Inc. will enter into distribution agreements with certain broker-dealers registered under the Securities and Exchange Act of 1934 or with entities which may otherwise offer the Annuities that are exempt from such registration. Under such distribution agreements such broker-dealers or entities may offer Annuities to persons who have established an account with the broker-dealer or entity. In addition, ASM, Inc. may offer Annuities directly to potential purchasers. The maximum initial concession to be paid on premiums received is 7.0%, and a portion of compensation may be paid from time to time based on all or a portion of Account Value. We reserve the right to base concessions from time-to-time on the investment options chosen by Annuity Owners, including investment options that may be deemed our "affiliates" or "affiliates" of ASM, Inc. under the Investment Company Act of 1940.

As of the date of this Prospectus, we expect to pay an on-going service fee in relation to providing certain statistical information upon request by Owners about the variable investment options and the underlying mutual fund portfolios. The fee is payable to the service providers based on your Annuity's Account Value maintained in the variable investment options. Currently, no fee is payable based on any Account Values maintained in any Fixed Allocations. However, the service fee may be payable in the future based on Account Values of new Purchase Payments allocated to the Fixed Allocations after implementation of such service fee. Under most circumstances, we will engage the broker-dealer of record for your Annuity, or the entity of record if such entity could offer Annuities without registration as a broker-dealer (i.e. certain banks), to be your resource for the statistical information, and to be available upon your request to both provide and explain such information to you. The broker-dealer of record or the entity of record is the firm which sold you the Annuity, unless later changed. Some portion of the fee we pay for this service may be payable to your representative. Therefore, your representative may receive on-going service fee compensation, currently only in relation to Account Values maintained in variable investment options but, at a later date, on Account Values maintained in the Fixed Allocations.

From time to time, we may promote the sale of our products and the solicitation of additional purchase payments, where applicable, for our products, including Annuities offered pursuant to this Prospectus, through programs of non-cash rewards to registered representatives of participating broker-dealers. We may withdraw or alter such promotions at any time.

         Advertising: We may advertise certain information regarding the performance of the investment options. Details on how we calculate performance measures for the Sub-accounts are found in the Statement of Additional Information, including how we account for Credits in these performance measures. This performance information may help you review the performance of the investment options and provide a basis for comparison with other annuities. This information's usefulness may be limited because of the Credits, since, as of the date of this Prospectus, we were not aware of many annuities with variable and/or market value adjusted fixed investment options that included this type of feature. This information also may be less useful when comparing the performance of the investment options with other savings or investment vehicles. Such other investments may not provide some of the benefits of annuities, or may not be designed for long-term investment purposes. Additionally other savings or investment vehicles may not be treated like annuities under the Code.

The information we may advertise regarding the Fixed Allocations may include the then current interest rates we are crediting to new Fixed Allocations. Information on Current Rates will be as of the date specified in such advertisement. Rates will be included in advertisements to the extent permitted by law. Given that the actual rates applicable to any Fixed Allocation are as of the date of any such Fixed Allocation's Guarantee Period begins, the rate credited to a Fixed Allocation may be more or less than those quoted in an advertisement.

Performance information on the Sub-accounts is based on past performance only and is no indication of future performance. Performance of the Sub-accounts should not be considered a representation of the performance of such Sub-accounts in the future. Performance of the Sub-accounts is not fixed. Actual performance will depend on the type, quality and, for some of the Sub-accounts, the maturities of the investments held by the underlying mutual funds or portfolios and upon prevailing market conditions and the response of the underlying mutual funds to such conditions. Actual performance will also depend on changes in the expenses of the underlying mutual funds or portfolios. Such changes are reflected, in turn, in the Sub-accounts which invest in such underlying mutual fund or portfolio. In addition, the amount of charges assessed against each Sub-account will affect performance.

Some of the underlying mutual fund portfolios existed prior to the inception of these Sub-accounts. Performance quoted in advertising regarding such
Sub-accounts may indicate periods during which the underlying mutual fund portfolios have been in existence, but the Sub-accounts have not. Such hypothetical performance is calculated using the same assumptions employed in calculating actual performance since inception of the Sub-accounts.

We may advertise Standard Total Return of the Sub-accounts, which: (a) assumes all charges assessable against the Annuity and the Sub-accounts; and (b) does not take into consideration any Credits. As part of any advertisement of Standard Total Return, we may advertise the "Non-standard Total Return" of the Sub-accounts. Non-standard Total Return: (a) does not take into consideration the Annuity's contingent deferred sales charge and/or the Annual Maintenance Fee; and (b) does include the effect of Credits. Advertisements of Non-standard Total Return may assume Credits of 1.5%, 3.0%, 4.0% or 5.0%, respectively, depending on the cumulative amount of Purchase Payments being illustrated. The amount of credits illustrated may be more or less than the Credits applicable to your Annuity (see "Credits").

Advertisements   we  distribute   may  also  compare  the   performance  of  our
Sub-accounts with: (a) certain unmanaged market indices, including but not limited to the Dow Jones Industrial Average, the Standard & Poor's 500, the Shearson Lehman Bond Index, the Frank Russell non-U.S. Universal Mean, the Morgan Stanley Capital International Index of Europe, Asia and Far East Funds, and the Morgan Stanley Capital International World Index; and/or (b) other management investment companies with investment objectives similar to the mutual fund or portfolio underlying the Sub-accounts being compared. This may include the performance ranking assigned by various publications, including but not limited to the Wall Street Journal, Forbes, Fortune, Money, Barron's, Business Week, USA Today and statistical services, including but not limited to Lipper Analytical Services Mutual Funds Survey, Lipper Annuity and Closed End Survey, the Variable Annuity Research Data Survey, SEI, the Morningstar Mutual Fund Sourcebook and the Morningstar Variable Annuity/Life Sourcebook.

American Skandia Life Assurance Corporation may advertise its rankings and/or ratings by independent financial ratings services. Such rankings may help you in evaluating our ability to meet our obligations in relation to Fixed Allocations, pay minimum death benefits, pay annuity payments or administer Annuities. Such rankings and ratings do not reflect or relate to the performance of Separate Account B.

CERTAIN TAX CONSIDERATIONS: The following is a brief summary of certain Federal income tax laws as they are currently interpreted. No one can be certain that the laws or interpretations will remain unchanged or that agencies or courts will always agree as to how the tax law or regulations are to be interpreted. This discussion is not intended as tax advice. You may wish to consult a professional tax advisor for tax advice as to your particular situation.

         Our Tax Considerations:  We are taxed as a life insurance company under
Part I, subchapter L, of the Code.

         Tax Considerations Relating to Your Annuity: Section 72 of the Code governs the taxation of annuities in general. Taxation of an annuity is largely dependent upon: (a) whether it is used in a qualified pension or profit sharing plan or other retirement arrangement eligible for special treatment under the Code; and (b) the status of the beneficial owner as either a natural or non-natural person (when the annuity is not used in a retirement plan eligible for special tax treatment). Non-natural persons include corporations, trusts, and partnerships, except where these entities own an annuity as an agent or nominal owner for a natural person who is the beneficial owner. Natural persons are individuals.

         Non-natural Persons: Any increase during a tax year in the value of a deferred annuity if not used in a retirement plan eligible for special treatment under the Code is currently includible in the gross income of a non-natural person that is the contractholder. There are exceptions if an annuity is held by: (a) a structured settlement company; (b) an employer with respect to a terminated pension plan; (c) entities other than employers, such as a trust, holding an annuity as an agent for a natural person; or (d) a decedent's estate by reason of the death of the decedent.

         Natural Persons: Increases in the value of an annuity when the contractholder is a natural person generally are not taxed until distribution occurs. Distribution can be in a lump sum payment or in annuity payments under the annuity option elected. Certain other transactions may be deemed to be a distribution. The provisions of Section 72 of the Code concerning these distributions are summarized briefly below.

         Distributions: Generally, distributions received before the annuity payments begin are treated as being derived first from "income on the contract" and includible in gross income. The amount of the distribution exceeding "income on the contract" is not included in gross income. "Income on the contract" for an annuity is computed by subtracting from the value of all "related contracts" (our term, discussed below) the taxpayer's "investment in the contract": an amount equal to total purchase payments for all "related contracts" less any previous distributions or portions of such distributions from such "related contracts" not includible in gross income. "Investment in the contract" may be affected by whether an annuity or any "related contract" was purchased as part of a tax-free exchange of life insurance or annuity contracts under Section 1035 of the Code.

"Related contracts" may mean all annuity contracts or certificates evidencing participation in a group annuity contract for which the taxpayer is the policyholder and which are issued by the same insurer within the same calendar year, irrespective of the named annuitants. It is clear that "related contracts" include contracts prior to when annuity payments begin. However, there may be circumstances under which "related contracts" may include contracts recognized as immediate annuities under state insurance law or annuities for which annuity payments have begun. In a ruling addressing the applicability of a penalty on distributions, the Internal Revenue Service treated distributions from a contract recognized as an immediate annuity under state insurance law like distributions from a deferred annuity. The situation addressed by such ruling included the fact that: (a) the immediate annuity was obtained pursuant to an exchange of contracts; and (b) the purchase payments for the exchanged contract were contributed more than one year prior to the first annuity payment payable under the immediate annuity. This ruling also may or may not imply that annuity payments from a deferred annuity on or after its annuity date may be treated the same as distributions prior to the annuity date if such deferred annuity was:
(a) obtained pursuant to an exchange of contracts; and (b) the purchase payments for the exchanged contract were made or may be deemed to have been made more than one year prior to the first annuity payment.

If "related contracts" include immediate annuities or annuities for which annuity payments have begun, then "related contracts" would have to be taken into consideration in determining the taxable portion of each annuity payment (as outlined in the "Annuity Payments" subsection below) as well as in determining the taxable portion of distributions from an annuity or any "related contracts" before annuity payments have begun. We cannot guarantee that immediate annuities or annuities for which annuity payments have begun could not be deemed to be "related contracts". You are particularly cautioned to seek advice from your own tax advisor on this matter.

Amounts received under a contract on its complete surrender, redemption, or maturity are includible in gross income to the extent that they exceed the cost of the contract, i.e., they exceed the total premiums or other consideration paid for the contract minus amounts received under the contract that were not reportable as gross income.

         Loans, Assignments and Pledges: Any amount received directly or indirectly as a loan from, or any assignment or pledge of any portion of the value of an annuity before annuity payments have begun are treated as a distribution subject to taxation under the distribution rules set forth above. Any gain in an annuity subsequent to the assignment or pledge of an entire annuity while such assignment or pledge remains in effect is treated as "income on the contract" in the year in which it is earned. For annuities not issued for use as qualified plans (see "Tax Considerations When Using Annuities in Conjunction with Qualified Plans"), the cost basis of the annuity is increased by the amount of any assignment or pledge includible in gross income. The cost basis is not affected by any repayment of any loan for which the annuity is collateral or by payment of any interest thereon.

         Gifts: The gift of an annuity to other than the spouse of the contract holder (or former spouse incident to a divorce) is treated for income tax purposes as a distribution.

         Penalty on Distributions: Subject to certain exceptions, any distribution from an annuity not used in conjunction with qualified plans is subject to a penalty equal to 10% of the amount includible in gross income. This penalty does not apply to certain distributions, including: (a) distributions made on or after the taxpayer's age 59 1/2; (b) distributions made on or after the death of the holder of the contract, or, where the holder of the contract is not a natural person, the death of the annuitant; (c) distributions attributable to the taxpayer's becoming disabled; (d) distributions which are part of a scheduled series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer (or the joint lives of the taxpayer and the taxpayer's Beneficiary); (e) distributions of amounts which are allocable to "investments in the contract" made prior to August 14, 1982; (f) payments under an immediate annuity as defined in the Code; (g) distributions under a qualified funding asset under Code Section 130(d); or (h) distributions from an annuity purchased by an employer on the termination of a qualified pension plan that is held by the employer until the employee separates from service. With respect to Roth IRAs only, distributions are not subject to federal income tax or the 10% penalty tax if five (5) tax years have passed since the first contribution was made or any conversion from a traditional IRA was made, and the distribution is made (a) once the taxpayer is age 59 1/2 or older, (b) upon the death or disability of the taxpayer, or (c) for qualified first-time home buyer expenses, subject to certain limitations. Distributions from a Roth IRA that are not "qualified" as described above may be subject to a penalty tax.

Any modification, other than by reason of death or disability, of distributions which are part of a scheduled series of substantially equal periodic payments as noted in (d), above, that occur before the taxpayer's age 59 1/2 or within 5 years of the first of such scheduled payments will result in the requirement to pay the taxes that would have been due had the payments been treated as subject to tax in the years received, plus interest for the deferral period. It is our understanding that the Internal Revenue Service does not consider a scheduled series of distributions to qualify under (d), above, if the holder of the annuity retains the right to modify such distributions at will, even if such right is not exercised, or, for a variable annuity, if the distributions are not based on a substantially equal number of Units, rather than a substantially equal dollar amount.

The Internal Revenue Service has ruled that the exception to the 10% penalty described above for "non-qualified" immediate annuities as defined under the Code may not apply to annuity payments under a contract recognized as an immediate annuity under state insurance law obtained pursuant to an exchange of contracts if: (a) purchase payments for the exchanged contract were contributed or deemed to be contributed more than one year prior to the first annuity payment payable under the immediate annuity; and (b) the annuity payments under the immediate annuity do not meet the requirements of any other exception to the 10% penalty. This ruling may or may not imply that the exception to the 10% penalty may not apply to annuity payments paid pursuant to a deferred annuity obtained pursuant to an exchange of contract if: (a) purchase payments for the exchanged contract were contributed or may be deemed to be contributed more than one year prior to the first annuity payment pursuant to the deferred annuity contract; or (b) the annuity payments pursuant to the deferred annuity do not meet the requirements of any other exception to the 10% penalty.

         Annuity Payments: The taxable portion of each payment received as an annuity on or after the annuity start date is determined by a formula which establishes the ratio that "investment in the contract" bears to the total value of annuity payments to be made. However, the total amount excluded under this ratio is limited to the "investment in the contract". The formula differs between fixed and variable annuity payments. Where the annuity payments cease because of the death of the person upon whose life payments are based and, as of the date of death, the amount of annuity payments excluded from taxable income by the exclusion ratio does not exceed the investment in the contract, then the remaining portion of unrecovered investment is allowed as a deduction in the tax year of such death.

         Tax Free Exchanges: Section 1035 of the Code permits certain tax-free exchanges of a life insurance, annuity or endowment contract for an annuity. If an annuity is obtained by a tax-free exchange of a life insurance, annuity or endowment contract purchased prior to August 14, 1982, then any distributions other than as annuity payments which do not exceed the portion of the "investment in the contract" (purchase payments made into the other contract, less prior distributions) prior to August 14, 1982, are not included in taxable income. In all other respects, the general provisions of the Code apply to distributions from annuities obtained as part of such an exchange.

         Transfers Between Investment Options: Transfers between investment options are not subject to taxation. The Treasury Department may promulgate guidelines under which a variable annuity will not be treated as an annuity for tax purposes if persons with ownership rights have excessive control over the investments underlying such variable annuity. Such guidelines may or may not address the number of investment options or the number of transfers between investment options offered under a variable annuity. It is not known whether such guidelines, if in fact promulgated, would have retroactive effect. It is also not known what effect, if any, such guidelines may have on transfers between the investment options of the Annuity offered pursuant to this Prospectus. We will take any action, including modifications to your Annuity or the Sub-accounts, required to comply with such guidelines if promulgated.

         Estate and Gift Tax Considerations: You should obtain competent tax advice with respect to possible federal and state estate and gift tax consequences flowing from the ownership and transfer of annuities.

         Generation-Skipping Transfers: Under the Code certain taxes may be due when all or part of an annuity is transferred to or a death benefit is paid to an individual two or more generations younger than the contract holder. These generation-skipping transfers generally include those subject to federal estate or gift tax rules. There is an aggregate $1 million exemption from taxes for all such transfers. We may be required to determine whether a transaction is a direct skip as defined in the Code and the amount of the resulting tax. We will deduct from your Annuity or from any applicable payment treated as a direct skip any amount of tax we are required to pay.

         Diversification: Section 817(h) of the Code provides that a variable annuity contract, in order to qualify as an annuity, must have an "adequately diversified" segregated asset account (including investments in a mutual fund by the segregated asset account of insurance companies). The Treasury Department's regulations prescribe the diversification requirements for variable annuity contracts. We believe the underlying mutual fund portfolios should comply with the terms of these regulations.

         Federal Income Tax Withholding: Section 3405 of the Code provides for Federal income tax withholding on the portion of a distribution which is includible in the gross income of the recipient. Amounts to be withheld depend upon the nature of the distribution. However, under most circumstances a recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by filing a completed election form with us.

Certain distributions, including rollovers, from most retirement plans, may be subject to automatic 20% withholding for Federal income taxes. This will not apply to: (a) any portion of a distribution paid as Minimum Distributions; (b) direct transfers to the trustee of another retirement plan; (c) distributions from an individual retirement account or individual retirement annuity; (d) distributions made as substantially equal periodic payments for the life or life expectancy of the participant in the retirement plan or the life or life expectancy of such participant and his or her designated beneficiary under such plan; and (e) certain other distributions where automatic 20% withholding may not apply.

         Tax  Considerations  When Using Annuities in Conjunction with Qualified
Plans: There are various types of qualified plans for which an annuity may be suitable. Benefits under a qualified plan may be subject to that plan's terms and conditions irrespective of the terms and conditions of any annuity used to fund such benefits ("qualified contract"). We have provided below general descriptions of the types of qualified plans in conjunction with which we may issue an Annuity. These descriptions are not exhaustive and are for general informational purposes only. We are not obligated to make or continue to make new Annuities available for use with all the types of qualified plans shown below.

The tax rules regarding qualified plans are complex. The application of these rules depends on individual facts and circumstances. Before purchasing an Annuity for use in funding a qualified plan, you should obtain competent tax advice, both as to the tax treatment and suitability of such an investment.

Qualified contracts include special provisions changing or restricting certain rights and benefits otherwise available to non-qualified annuities. You should read your Annuity carefully to review any such changes or limitations. The changes and limitations may include, but may not be limited to, restrictions on ownership, transferability, assignability, contributions, distributions, as well as reductions to the minimum allowable purchase payment for an annuity and any subsequent annuity you may purchase for use as a qualified contract. Additionally, various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations.

         Individual Retirement Programs: Eligible individuals may maintain an individual retirement account or individual retirement annuity ("IRA"). Subject to limitations, contributions of certain amounts may be deductible from gross income. Such persons may also maintain a form of IRA called a "Roth IRA". Contributions to a Roth IRA are not deductible but, under certain circumstances, distributions from such an account are tax-free. Purchasers of IRAs and Roth IRAs will receive a special disclosure document, which describes limitations on eligibility, contributions, transferability and distributions. It also describes the conditions under which distributions from IRAs and other qualified plans may be rolled over or transferred into an IRA on a tax-deferred basis and the conditions under which distributions from traditional IRAs may be rolled over to, or the traditional IRA itself may be converted into a Roth IRA. Eligible employers that meet specified criteria may establish Simplified Employee Pensions using the employees' IRAs. These arrangements are known as SEP IRAs. Employer contributions that may be made to and SEP IRAs are larger than the amounts that may be contributed to other IRAs, and may be deductible to the employer.

         Tax Sheltered Annuities: A tax sheltered annuity ("TSA") under Section 403(b) of the Code is a contract into which contributions may be made for the benefit of their employees by certain qualifying employers: public schools and certain charitable, educational and scientific organizations. Such contributions are not taxable to the employee until distributions are made from the TSA. The Code imposes limits on contributions, transfers and distributions. Nondiscrimination requirements apply as well.

         Corporate Pension and Profit-sharing Plans: Annuities may be used to fund employee benefits of various retirement plans established by corporate employers. Contributions to such plans are not taxable to the employee until distributions are made from the retirement plan. The Code imposes limitations on contributions and distributions. The tax treatment of distributions is subject to special provisions of the Code, and also depends on the design of the specific retirement plan. There are also special requirements as to participation, nondiscrimination, vesting and nonforfeitability of interests.

         H.R. 10 Plans: Annuities may also be used to fund benefits of retirement plans established by self-employed individuals for themselves and their employees. These are commonly known as "H.R. 10 Plans" or "Keogh Plans".
These plans are subject to most of the same types of limitations and requirements as retirement plans established by corporations. However, the exact limitations and requirements may differ from those for corporate plans.

         Tax Treatment of Distributions from Qualified Annuities: A 10% penalty tax applies to the taxable portion of a distribution from a qualified contract unless one of the following exceptions apply to such distribution: (a) it is part of a properly executed transfer to another IRA, an individual retirement account or another eligible qualified plan; (b) it occurs on or after the taxpayer's age 59 1/2; (c) it is subsequent to the death or disability of the taxpayer (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) it is part of substantially equal periodic payments to be paid not less frequently than annually for the taxpayer's life or life expectancy or for the joint lives or life expectancies of the taxpayer and a designated beneficiary; (e) it is subsequent to a separation from service after the taxpayer attains age 55; (f) it does not exceed the employee's allowable deduction in that tax year for medical care; and (g) it is made to an alternate payee pursuant to a qualified domestic relations order. The exceptions stated above in (e), (f) and (g) do not apply to IRAs.

         Section 457 Plans: Under Section 457 of the Code, deferred compensation plans established by governmental and certain other tax exempt employers for their employees may invest in annuity contracts. The Code limits contributions and distributions, and imposes eligibility requirements as well. Contributions are not taxable to employees until distributed from the plan. However, plan assets remain the property of the employer and are subject to the claims of the employer's general creditors until such assets are made available to participants or their beneficiaries.

OTHER MATTERS: Outlined below are certain miscellaneous matters you should know before investing in an Annuity.

         Deferral of Transactions: We may defer any distribution or transfer from a Fixed Allocation or an annuity payout for a period not to exceed the lesser of 6 months or the period permitted by law. If we defer a distribution or transfer from any Fixed Allocation or any annuity payout for more than thirty days, or less where required by law, we pay interest at the minimum rate required by law but not less than 3%, or at least 4% if required by your contract, per year on the amount deferred. We may defer payment of proceeds of any distribution from any Sub-account or any transfer from a Sub-account for a period not to exceed 7 calendar days from the date the transaction is effected. Any deferral period begins on the date such distribution or transfer would otherwise have been transacted (see "Pricing of Transfers and Distributions").

All procedures, including payment, based on the valuation of the Sub-accounts may be postponed during the period: (1) the New York Stock Exchange is closed (other than customary holidays or weekends) or trading on the New York Stock Exchange is restricted as determined by the SEC; (2) the SEC permits postponement and so orders; or (3) the SEC determines that an emergency exists making valuation or disposal of securities not reasonably practical.

         Resolving Material Conflicts: Underlying mutual funds or portfolios may be available to registered separate accounts offering either or both life and annuity contracts of insurance companies not affiliated with us. We also may offer life insurance and/or annuity contracts that offer different variable investment options from those offered under this Annuity, but which invest in the same underlying mutual funds or portfolios. It is possible that differences might arise between our Separate Account B and one or more accounts of other insurance companies which participate in a portfolio. It is also possible that differences might arise between a Sub-account offered under this Annuity and variable investment options offered under different life insurance policies or annuities we offer, even though such different variable investment options invest in the same underlying mutual fund or portfolio. In some cases, it is possible that the differences could be considered "material conflicts". Such a "material conflict" could also arise due to changes in the law (such as state insurance law or Federal tax law) which affect either these different life and annuity separate accounts or differing life insurance policies and annuities. It could also arise by reason of differences in voting instructions of persons with voting rights under our policies and/or annuities and those of other companies, persons with voting rights under annuities and those with rights under life policies, or persons with voting rights under one of our life policies or annuities with those under other life policies or annuities we offer. It could also arise for other reasons. We will monitor events so we can identify how to respond to such conflicts. If such a conflict occurs, we will take the necessary action to protect persons with voting rights under our life policies or annuities vis-a-vis those with rights under life policies or annuities offered by other insurance companies. We will also take the necessary action to treat equitably persons with voting rights under this Annuity and any persons with voting rights under any other life policy or annuity we offer.

         Modification: We reserve the right to any or all of the following: (a) combine a Sub-account with other Sub-accounts; (b) combine Separate Account B or a portion thereof with other "unitized" separate accounts; (c) terminate offering certain Guarantee Periods for new or renewing Fixed Allocations; (d) combine Separate Account D with other "non-unitized" separate accounts; (e) deregister Separate Account B under the 1940 Act; (f) operate Separate Account B as a management investment company under the 1940 Act or in any other form permitted by law; (g) make changes required by any change in the Securities Act of 1933, the Exchange Act of 1934 or the 1940 Act; (h) make changes that are necessary to maintain the tax status of your Annuity under the Code; (i) make changes required by any change in other Federal or state laws relating to retirement annuities or annuity contracts; and (j) discontinue offering any variable investment option at any time.

Also, from time to time, we may make additional Sub-accounts available to you. These Sub-accounts will invest in underlying mutual funds or portfolios of underlying mutual funds we believe to be suitable for the Annuity. We may or may not make a new Sub-account available to invest in any new portfolio of one of the current underlying mutual funds should such a portfolio be made available to Separate Account B.

We may eliminate Sub-accounts, combine two or more Sub-accounts or substitute one or more new underlying mutual funds or portfolios for the one in which a Sub-account is invested. Substitutions may be necessary if we believe an underlying mutual fund or portfolio no longer suits the purpose of the Annuity. This may happen due to a change in laws or regulations, or a change in the investment objectives or restrictions of an underlying mutual fund or portfolio, or because the underlying mutual fund or portfolio is no longer available for investment, or for some other reason. We would obtain prior approval from the insurance department of our state of domicile, if so required by law, before making such a substitution, deletion or addition. We also would obtain prior approval from the SEC so long as required by law, and any other required approvals before making such a substitution, deletion or addition.

We reserve the right to transfer assets of Separate Account B, which we determine to be associated with the class of contracts to which your Annuity belongs, to another "unitized" separate account. We also reserve the right to transfer assets of Separate Account D which we determine to be associated with the class of contracts to which your annuity belongs, to another "non-unitized" separate account. We notify you (and/or any payee during the payout phase) of any modification to your Annuity. We may endorse your Annuity to reflect the change.

         Misstatement of Age or Sex: If there has been a misstatement of the age and/or sex of any person upon whose life annuity payments or the minimum death benefit are based, we make adjustments to conform to the facts. As to annuity payments: (a) any underpayments by us will be remedied on the next payment following correction; and (b) any overpayments by us will be charged against future amounts payable by us under your Annuity.

         Ending the Offer: We may limit or discontinue offering Annuities. Existing Annuities will not be affected by any such action.

         Indemnification: Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

         Legal Proceedings: As of the date of this Prospectus, neither we nor ASM, Inc. were involved in any litigation outside of the ordinary course of business, and know of no material claims.

THE COMPANY: American Skandia Life Assurance Corporation (the "Company") is a stock life insurance company domiciled in Connecticut with licenses in all 50 states. It is a wholly-owned subsidiary of American Skandia Investment Holding Corporation (the "Parent"), whose ultimate parent is Skandia Insurance Company Ltd., a Swedish company. The Company markets its products to broker-dealers and financial planners through an internal field marketing staff. In addition, the Company markets through and in conjunction with financial institutions such as banks that are permitted directly, or through affiliates, to sell annuities.

     In addition, the Company has 99.9% ownership in Skandia Vida, S.A. de C.V. which is a life insurance company domiciled in Mexico. This Mexican life insurer is a start up company with expectations of selling long-term savings products within Mexico. The Company's investment in Skandia Vida, S.A. de C.V. is $1.5 million at December 31,1997.

         Lines of Business: The Company is in the business of issuing annuity policies, and has been so since its business inception in 1988. The Company currently offers the following annuity products: a) certain deferred annuities that are registered with the Securities and Exchange Commission, including variable annuities and fixed interest rate annuities that include a market value adjustment feature; b) certain other fixed deferred annuities that are not registered with the Securities and Exchange Commission; c) certain group variable annuities that are not registered with the Securities and Exchange Commission that serve as funding vehicles for various types of qualified pension and profit sharing plans; and d) fixed and adjustable immediate annuities.

         Selected Financial Data: The following selected financial data is qualified by reference to, and should be read in conjunction with, the financial statements, including related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The selected financial data as of and for each of the years ended December 31, 1997, 1996, 1995, 1994 and 1993 has not been audited. The selected financial data has been derived from the full financial statements for the years ended December 31, 1997, 1996, 1995, 1994 and 1993 which were presented in conformity with generally accepted accounting principles and which were audited by Ernst & Young LLP, independent auditors, with respect to the year ended December 31, 1997 and Deloitte & Touche LLP, independent auditors, with respect to the years ended December 31, 1996 and 1995, whose respective reports on the Company's consolidated financial statements as of December 31, 1997 and 1996, and for the three years in the period ended December 31, 1997, are included herein.

                                               FOR THE YEAR ENDED DECEMBER 31,
                                         1997             1996             1995             1994             1993
                                         ----             ----             ----             ----             ----
     Income Statement Data:
     Revenues:
     Annuity charges and fees*    $   121,157,846   $   69,779,522   $   38,837,358   $   24,779,785   $   11,752,984
     Fee income                        27,587,231       16,419,690        6,205,719        2,111,801          938,336
     Net investment income              8,181,073        1,585,819        1,600,674        1,300,217          692,758
     Annuity premium income
       and other revenues               1,088,144          265,103           45,524           92,608          432,936
                                  ---------------   --------------   --------------   --------------   --------------


     Total revenues               $   158,014,294   $   88,050,134   $   46,689,275   $   28,284,411   $   13,817,014
                                  ===============   ==============   ==============   ==============   ==============

     Benefits and Expenses:
     Annuity benefits                   2,033,275          613,594          555,421          369,652          383,515
     Increase/(decrease) in annuity
       policy reserves                     37,270          634,540       (6,778,756)       5,766,003        1,208,454
     Cost of minimum death benefit
       reinsurance                      4,544,697        2,866,835        2,056,606            -                -
     Return credited
       to contractowners               (2,018,635)         672,635       10,612,858         (516,730)         252,132
     Underwriting, acquisition and
       other insurance expenses        90,496,952       49,887,147       35,914,392       18,942,720        9,547,951
     Interest expense                  24,895,456       10,790,716        6,499,414        3,615,845          187,156
                                  ---------------   --------------   --------------   --------------   --------------
     Total benefits and expenses  $   119,989,015   $   65,465,467   $   48,859,935   $   28,177,490   $   11,579,208
                                  ===============   ==============   ==============   ==============   ==============

     Income tax (benefit) expense $    10,477,746   $   (4,038,357)  $      397,360   $      247,429   $      182,965
                                  ===============   ==============   ==============   ==============   ==============

     Net income (loss)            $    27,547,533   $   26,623,024   $   (2,568,020)  $     (140,508)  $    2,054,841
                                  ===============   ==============   ==============   ==============   ==============
     Balance Sheet Data:
     Total Assets                 $12,972,416,108   $8,347,695,595   $5,021,012,890   $2,864,416,329   $1,558,548,537
                                  ===============   ==============   ==============   ==============   ==============
     Future fees payable
       to parent                  $   233,033,818   $   47,111,936   $            0   $            0   $            0
                                  ===============   ==============   ==============   ==============   ==============


     Surplus Notes                $   213,000,000   $  213,000,000   $  103,000,000   $   69,000,000   $   20,000,000
                                  ===============   ==============   ==============   ==============   ==============

     Shareholder's Equity         $   184,421,044   $  126,345,031   $   59,713,000   $   52,205,524   $   52,387,687
                                  ===============   ==============   ==============   ==============   ==============


     * On  annuity  sales  of  $3,697,990,000,  $2,795,114,000,  $1,628,486,000,
       $1,372,874,000 and $890,640,000 during the years ended December 31, 1997,
       1996, 1995, 1994, and 1993, respectively, with contractowner assets under management of $12,119,191,000, $7,764,891,000, $4,704,044,000,
       $2,661,161,000  and  $1,437,554,000  as of December 31, 1997, 1996, 1995,
       1994 and 1993, respectively.

The above selected financial data should be read in conjunction with the financial statements and the notes thereto.

           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations

     RESULTS OF OPERATIONS The Company's long term business plan was developed reflecting the current sales and marketing approach. Annuity sales increased 32%, 72% and 19% in 1997, 1996 and 1995, respectively. The Company continues to show significant growth in sales volume and increased market share within the variable annuity industry. This growth is a result of innovative product development activities, expansion of distribution channels and a focused effort on customer orientation.

         The Company primarily offers and sells a wide range of deferred annuities through three focused marketing, sales and service teams. Each team specializes in addressing one of the Company's primary distribution channels: (a) financial planning firms; (b) broker-dealers that generally are members of the New York Stock Exchange, including "wirehouse" and regional broker-dealer firms; and (c) broker-dealers affiliated with banks or which specialize in marketing to customers of banks. The Company also offers a number of specialized products distributed by select, large distributors. In 1995 and 1996, the Company restructured its internal operations to better support the specialized marketing, sales and service needs of the primary distribution channels and of the select distributors of specialized products. There has been continued growth and success in expanding the number of selling agreements in the primary distribution channels. There has also been increased success in enhancing the relationships with the registered representatives/insurance agents of all the selling firms.

               Total  assets  grew  55%,  66% and 75% in 1997,  1996  and  1995, respectively. These increases were a direct result of the substantial sales volume increasing separate account assets and deferred acquisition costs as well as 1997 and 1996 growth in fixed maturity investments in support of the Company's risk based capital requirements. Liabilities grew 56%, 65%, and 76% in 1997, 1996 and 1995, respectively, as a result of the reserves required for the increased sales activity along with borrowings during these periods. The borrowings are needed to fund the acquisition costs of the Company's variable annuity business.

               The Company experienced a net gain after tax in 1997 and 1996 and a net loss after tax in 1995. The 1997 and 1996 results were related to the strong sales volume, favorable market climate, expense savings relative to sales volume and recognition of certain tax benefits.

               The 1995 result was related to higher than anticipated expense levels and additional reserving requirements on our market value adjusted annuities. The increase in expenses was primarily attributable to improving our service infrastructure and marketing related costs, which was in part responsible for the strong sales and financial performance in 1996.

               Increasing volume of annuity sales results in higher assets under management. The fees realized on assets under management have resulted in annuity charges and fees increasing 74%, 80% and 57% in 1997, 1996 and 1995, respectively.

               Fee income has increased 68%, 165% and 194% in 1997, 1996 and 1995, respectively, as a result of income from transfer agency type activities. These increases are also as a result of increases in assets under management.

               Net investment income increased 416% in 1997, decreased 1% in 1996 and increased 23% in 1995. The increase in 1997 was a direct result of increased bond holdings in support of the Company's risk based capital. The level net investment income in 1996 was a result of the consistent investment holdings throughout most of the year. The increase in 1995 was a result of a higher average level of Company bonds and short-term investments.

               Annuity premium income represents premiums earned on sales of immediate annuities with life contingencies and supplementary contracts with life contingencies.

               Annuity  benefits  represent  payments on annuity  contracts with mortality risks, these being immediate annuity contracts with life contingencies and supplementary contracts with life contingencies.

               Increase/(decrease) in annuity policy reserves represents changes in reserves for the immediate annuity with life contingencies, supplementary contracts with life contingencies and guaranteed minimum death benefits. During 1995, the Company entered into an agreement to reinsure the guaranteed minimum death benefit exposure on most of the variable annuity contracts. The costs associated with reinsuring the guaranteed minimum death benefit reserve exceeded the change in the guaranteed minimum death benefit reserve during 1997 and 1996 as a result of minimum required premiums within the reinsurance contract. The costs associated with reinsuring the guaranteed minimum death benefit reserve approximate the change in the guaranteed minimum death benefit reserve during 1995, thereby having no significant effect on the statement of operations.

                Return credited to contractowners represents revenues on the variable and market value adjusted annuities offset by the benefit payments and change in reserves required on this business. Also included are the benefit payments and change in reserves on immediate annuity contracts without significant mortality risks. The 1997 return credited to contractowners in the amount of ($2.0) millions represents a break-even year for our market value adjusted product line for the year. The 1996 return credited to contractowners in the amount of $0.7 million represents a favorable investment return on the market value adjusted contracts relating to the benefits and required reserves, offset by the effect of bond market fluctuations on December 31, 1996 in the amount of $1.8 million. While the assets relating to the market value adjusted contracts reflect the market interest rate fluctuations which occurred on December 31, 1996, the liabilities are based on the interest rates set for new contracts which are generally based on the prior day's interest rates. During the first week of January 1997, interest rates were established for new contracts, thereby bringing the liabilities relating to the market value adjusted contracts in line with the related assets. Consequently, the gain realized in 1997 was a result of this liability shift.

               In 1995, the Company earned a lower than anticipated separate account investment return on the market value adjusted contracts in support of the benefits and required reserves. In addition, the 1995 result includes an increase in the required reserves associated with this product.

               Underwriting, acquisition and other insurance expenses for 1997 were made up of $186.9 million of commissions and $94.5 million of general expenses offset by the net capitalization of deferred acquisition costs totaling $191.1 million. This compares to the same period last year of $140.4 million of commissions and $63.2 million of general expenses offset by the net capitalization of deferred acquisition costs totaling $153.9 million.

               Underwriting, acquisition and other insurance expenses for 1995 is made up of $62.8 million of commissions and $42.2 million of general expenses offset by the net capitalization of deferred acquisition costs totaling $69.2 million.

               Interest expense increased $14.1 million, $4.3 million and $2.9 million in 1997, 1996 and 1995, respectively, as a result of Surplus Notes totaling $213 million, $213 million and $103 million, at December 31, 1997, 1996 and 1995, respectively, along with interest on Securitization (future fees payable to Parent) transactions for the year 1997.

               Income tax reflected an expense of $10.5 million for the year ended December 31, 1997, a benefit of $4 million for the year ended December 31, 1996 and an expense of $0.4 million for the year ended December 31, 1995. The 1997 income tax expense is a net result of applying the federal income tax rate of 35% to pre-tax earnings reduced by permanent differences, with the most significant item being the dividend received deduction. The 1996 benefit is related to management's release of the deferred tax valuation allowance of $9.3 million, established prior to 1996. Management believes that based on the taxable income produced in the current year and the continued growth in annuity products, the Company will produce sufficient taxable income in the future to realize its deferred tax assets. Income tax expense in 1995 relates principally to an increase in the deferred tax valuation allowance of $1.7 million, as well as, the Company being in an Alternative Minimum Tax position for the year.

               Liquidity and Capital Resources: The liquidity requirement of the Company was met by cash from insurance operations, investment activities, borrowings from its Parent and sale of rights to future fees and charges to its Parent.

               As previously stated, the Company continued to have significant growth during 1997. The sales volume of $3.698 billion was primarily (approximately 94%) variable annuities, most of which carry a contingent deferred sales charge. This type of product causes a temporary cash strain in that 100% of the proceeds are invested in separate accounts supporting the product leaving a cash (but not capital) strain caused by the acquisition cost for the new business. This cash strain required the Company to look beyond the cash made available by insurance operations and investments of the Company. During 1996, the Company borrowed an additional $110 million from its Parent in the form of Surplus Notes. Also, during 1997 and 1996, the Company extended its reinsurance agreements (which were initiated in 1993, 1994 and
               1995). The reinsurance agreements are modified coinsurance arrangements where the reinsurer shares in the experience of a specific book of business. The income and expense items presented above are net of reinsurance.

               In addition, on December 17, 1996, the Company sold to its Parent, effective September 1, 1996, certain rights to receive future fees and charges expected to be realized on the variable portion of a designated block of deferred annuity contracts issued during the period January 1, 1994 through June 30, 1996 (Transaction 1996-1). Also, the Company entered into the following similar transactions during 1997.

                             Closing        Effective          Contract Issue
               Transaction     Date            Date                Period
               -----------   -------        ---------          --------------

                   1997-1    7/23/97          6/1/97      3/1/96   -   4/30/97
                   1997-2   12/30/97         12/1/97      5/1/95   -  12/31/96
                   1997-3   12/30/97         12/1/97      5/1/96   -  10/31/97

               In connection with these transactions, the Parent, through a trust, issued collateralized notes in a private placement, which are secured by the rights to receive future fees and charges purchased from the Company.

                Under the terms of the Purchase Agreements, the rights sold provide for the Parent to receive 80% (100% for Transaction 1997-3) of future mortality and expense charges and contingent deferred sales charges, after reinsurance where applicable, expected to be realized over the remaining surrender charge period of the designated contracts (6 to 8 years). The Company did not sell the right to receive future fees and charges after the expiration of the surrender charge period.

               The proceeds from the sales have been recorded as a liability and are being amortized over the remaining surrender charge period of the designated contracts using the interest method. The present value of the transactions (discounted at 7.5%) of future fees as of the respective Effective Date was as follows (amounts in millions):

                                                  Present
                               Transaction         Value
                               -----------        -------

                                  1996-1           $50.2
                                  1997-1            58.8
                                  1997-2            77.6
                                  1997-3            58.2

               The Company expects to use borrowing, reinsurance and the sale of future fee revenues to fund the cash strain anticipated from the acquisition costs on the coming years' sales volume.

               The tremendous growth of this young organization has depended on capital support from its Parent. During December 1997, the Company received $27.7 million from its Parent to support the capital needs of its increased business during 1997 and the anticipated 1998 growth in business.

               As of December 31, 1997 and 1996, shareholder's equity was $184.4 million and $126.3 million, respectively, which includes the carrying value of state insurance licenses in the amount of $4.6 million and $4.7 million, respectively.

               ASLAC has long term surplus notes with its Parent and a short-term borrowing with an affiliate. No dividends have been paid to its parent company.


                Year 2000 Compliance: The Company is a relatively young company whose internally developed systems were designed from the start with the correct four digit date fields. As a result, the Company anticipates few technical problems related to the year 2000. However, we take this matter seriously and continue to take precautions to ensure year 2000 compliance.

               Steps taken to date include:

                1. Any new, externally developed software is evaluated for year 2000 compliance before purchase. We also evaluate all new service providers.
                2. An external specialist had been engaged to perform a complete assessment ofthe Company's operating systems and internally developed software.
                3. The Company is working with external business partners and software providers to request and review their year 2000 compliance status and plans.

               We  anticipate  full  internal   compliance  by  September  1998,
               followed by continuous evaluation of internal systems, external business partners and software providers until the year 2000.

         Reserves: We are obligated to carry on our statutory books, as liabilities, actuarial reserves to meet our obligations on outstanding annuity or life insurance contracts. This is required by the life insurance laws and regulations in the jurisdictions in which we do business. Such reserves are based on mortality and/or morbidity tables in general use in the United States. In general, reserves are computed amounts that, with additions from premiums to be received, and with interest on such reserves compounded at certain assumed rates, are expected to be sufficient to meet our policy obligations at their maturities if death occurs in accordance with the mortality tables employed. In the accompanying Financial Statements these reserves for policy obligations are determined in accordance with generally accepted accounting principles and are included in the liabilities of our separate accounts and the general account liabilities for future benefits of annuity or life insurance contracts we issue.

         Competition: We are engaged in a business that is highly competitive due to the large number of insurance companies and other entities competing in the marketing and sale of insurance products. There are approximately 2300 stock, mutual and other types of insurers in the life insurance business in the United States.

         Employees: As of December 31, 1997, we had 456 direct salaried employees. An affiliate, American Skandia Information Services and Technology Corporation, which provides services almost exclusively to us, had 79 direct salaried employees.

         Regulation: We are organized as a Connecticut stock life insurance company, and are subject to Connecticut law governing insurance companies. We are regulated and supervised by the Connecticut Commissioner of Insurance. By March 1 of every year, we must prepare and file an annual statement, in a form prescribed by the Connecticut Insurance Department, which covers our operations for the preceding calendar year, and must prepare and file our statement of financial condition as of December 31 of such year. The Commissioner and his or her agents have the right at all times to review or examine our books and assets. A full examination of our operations will be conducted periodically according to the rules and practices of the National Association of Insurance Commissioners ("NAIC"). We are subject to the insurance laws and various federal and state securities laws and regulations and to regulatory agencies, such as the Securities and Exchange Commission (the "SEC") and the Connecticut Banking Department, which administer those laws and regulations.

We can be assessed up to prescribed limits for policyholder losses incurred by insolvent insurers under the insurance guaranty fund laws of most states. We cannot predict or estimate the amount any such future assessments we may have to pay. However, the insurance guaranty laws of most states provide for deferring payment or exempting a company from paying such an assessment if it would threaten such insurer's financial strength.

Several states, including Connecticut, regulate insurers and their affiliates under insurance holding company laws and regulations. This applies to us and our affiliates. Under such laws, inter-company transactions, such as dividend payments to parent companies and transfers of assets, may be subject to prior notice and approval, depending on factors such as the size of the transaction in relation to the financial position of the companies.

Currently, the federal government does not directly regulate the business of insurance. However, federal legislative, regulatory and judicial decisions and initiatives often have significant effects on our business. Types of changes that are most likely to affect our business include changes to: (a) the taxation of life insurance companies; (b) the tax treatment of insurance products; (c) the securities laws, particularly as they relate to insurance and annuity products; (d) the "business of insurance" exemption from many of the provisions of the anti-trust laws; (e) the barriers preventing most banks from selling or underwriting insurance: and (f) any initiatives directed toward improving the solvency of insurance companies. We would also be affected by federal initiatives that have impact on the ownership of or investment in United States companies by foreign companies or investors.

Executive Officers and Directors:

Our executive officers, directors and certain significant employees, their ages, positions with us and principal occupations are indicated below. The immediately preceding work experience is provided for officers that have not been employed by us or an affiliate for at least five years as of the date of this Prospectus.

Name/                                                         Position with American Skandia
Age                                                           Life Assurance Corporation                        Principal Occupation

Gordon C. Boronow*                                            Deputy Chief Executive                          Deputy Chief Executive
45                                                            Officer and President                           Officer and President:
                                                              Director (since July, 1991)                      American Skandia Life
                                                                                                               Assurance Corporation

Nancy F. Brunetti                                             Director (since February, 1996)          Executive Vice President and
36                                                                                                          Chief Operating Officer:
                                                                                                       American Skandia Information
                                                                                                 Services and Technology Corporation

Malcolm M. Campbell                                           Director (since July, 1991)                 Director of Operations and
42                                                                                                     Chief Actuary, Assurance and
                                                                                                        Financial Services Division:
                                                                                                      Skandia Insurance Company Ltd.

Jan R. Carendi*                                               Chief Executive                    Senior Executive Vice President and
53                                                            Officer and                      Member of Executive Management Group:
                                                              Chairman of the                         Skandia Insurance Company Ltd.
                                                              Board of Directors
                                                              Director (since May, 1988)

Lincoln R. Collins                                            Executive Vice President and                 Executive Vice President
37                                                            Chief Operating Officer                   and Chief Operating Officer:
                                                              Director (since February, 1996)                  American Skandia Life
                                                                                                               Assurance Corporation

Henrik Danckwardt                                             Director (since July, 1991)                        Director of Finance
44                                                                                                               and Administration,
                                                                                                             Assurance and Financial
                                                                                                                  Services Division:
                                                                                                      Skandia Insurance Company Ltd.

Wade A. Dokken                                                Director (since July, 1991)                       President and Deputy
38                                                                                                          Chief Executive Officer:
                                                                                            American Skandia Marketing, Incorporated


Brian L. Hirst                                                Vice President,                                        Vice President,
50                                                            Corporate Actuary                                   Corporate Actuary:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Mr. Hirst joined us in 1996. He previously held the positions of Vice President from 1993 to 1996 and Second Vice President from 1987 to 1992 at Allmerica
Financial.

N. David Kuperstock                                           Vice President,                                        Vice President,
46                                                            Product Development                               Product Development:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Thomas M. Mazzaferro                                          Executive Vice President and              Executive Vice President and
45                                                            Chief Financial Officer,                      Chief Financial Officer:
                                                              Director (since September, 1994)                 American Skandia Life
                                                                                                               Assurance Corporation

Gunnar J. Moberg                                              Director (since October, 1994)         Director - Marketing and Sales,
43                                                                                                          Assurances and Financial
                                                                                                                  Services Division:
                                                                                                      Skandia Insurance Company Ltd.

David R. Monroe                                              Treasurer, Vice President                    Treasurer, Vice President,
36                                                           and Controller                                          and Controller:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

     Mr. Monroe joined us in 1996.  He  previously  held  positions of Assistant
Vice President and Director at Allmerica  Financial  from August,  1994 to July,
1996 and Senior Manager at KPMG Peat Marwick from July, 1983 to July, 1994.

Rodney D. Runestad                                            Vice President                                         Vice President:
48                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Anders O. Soderstrom                                          Executive Vice President and                             President and
38                                                            Chief Information Officer                   Chief Information Officer:
                                                              Director (since September, 1994)          American Skandia Information
                                                                                                 Services and Technology Corporation

Amanda C. Sutyak                                              Executive Vice President                                Vice President
40                                                            Director (since July, 1991)                           American Skandia
                                                                                                             Marketing, Incorporated

C. Ake Svensson                                               Treasurer,                                   Vice President, Corporate
47                                                            Director (since December, 1994)              Controller and Treasurer:
                                                                                                         American Skandia Investment
                                                                                                                 Holding Corporation

Mr.  Svensson  joined us in 1994. He previously held the position of Senior Vice
President with Nordenbanken.

Bayard F. Tracy                                               Director (since September, 1994)                Senior Vice President,
50                                                                                                           National Sales Manager:
                                                                                                                    American Skandia
                                                                                                             Marketing, Incorporated

Jeffrey M. Ulness                                             Vice President,                                        Vice President,
37                                                            Product Management                                 Product Management:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

    Mr. Ulness joined us in 1994. He previously held the positions of Counsel at North American Security Life Insurance Company from March, 1991 to July, 1994 and Associate at LeBoeuf, Lamb, Leiby, Green and MacRae from January, 1990 to
March 1991.


--------
* Trustees of American  Skandia  Trust,  one of the  underlying  mutual funds in which the Sub-accounts offered pursuant to this Prospectus invest.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION: The following are the contents of the Statement of Additional Information:

     (1)  General   Information   Regarding   American  Skandia  Life  Assurance
Corporation

     (2) Principal Underwriter

     (3) Calculation of Performance Data

     (4) Unit Price Determinations

     (5) Calculating the Market Value Adjustment

     (6) Independent Auditors

     (7) Legal Experts

     (8) Appendix A - Financial Statements for Separate Account B (Class 1 Sub-accounts)

FINANCIAL STATEMENTS: The consolidated financial statements which follow in Appendix A are those of American Skandia Life Assurance Corporation as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997. Financial statements for the Class 1 Sub-accounts of Separate Account B are found in the Statement of Additional Information.

                                   APPENDIXES


 APPENDIX A FINANCIAL STATEMENTS FOR AMERICAN SKANDIA LIFE ASSURANCE CORPORATION



APPENDIX B SHORT DESCRIPTIONS OF THE UNDERLYING MUTUAL FUNDS' PORTFOLIO INVESTMENT OBJECTIVES AND POLICIES

                                   APPENDIX A

      FINANCIAL STATEMENTS FOR AMERICAN SKANDIA LIFE ASSURANCE CORPORATION

(TO BE FILED BY AMENDMENT)

                                   APPENDIX B

                            SHORT DESCRIPTIONS OF THE
      UNDERLYING MUTUAL FUNDS' PORTFOLIO INVESTMENT OBJECTIVES AND POLICIES

The investment objectives for each underlying mutual fund are in bold face. Please refer to the prospectuses of each underlying mutual fund for more complete details and risk factors applicable to certain portfolios.



          UNDERLYING MUTUAL FUNDS/SUB-ACCOUNTS TO BE FILED BY AMENDMENT

                   American Skandia Life Assurance Corporation
                            Attention: Concierge Desk

                              For Written Requests

                                  P.O. Box 883
                           Shelton, Connecticut 06484

                            For Electronic Requests:

                           customerservice@Skandia.com

                             For Requests by Phone:

                                 1-800-752-6342

--------------------------------------------------------------------------------
                  PLEASE SEND ME A STATEMENT OF ADDITIONAL INFORMATION THAT CONTAINS FURTHER DETAILS ABOUT THE AMERICAN SKANDIA ANNUITY DESCRIBED IN PROSPECTUS XTProf PROS (8/98).
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


             -------------------------------------------------------
                                (print your name)



             -------------------------------------------------------
                                    (address)



             -------------------------------------------------------
                              (city/state/zip code)

ADDITIONAL   INFORMATION:   Inquiries   will  be   answered   by  calling   your
representative or by writing to:

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                       at
                                  P.O. Box 883
                           Shelton, Connecticut 06484
                                       or
                           customerservice@Skandia.com


Issued by:                                                          Serviced at:

AMERICAN SKANDIA LIFE                                      AMERICAN SKANDIA LIFE
ASSURANCE CORPORATION                                      ASSURANCE CORPORATION
One Corporate Drive                                                 P.O. Box 883
Shelton, Connecticut 06484                            Shelton, Connecticut 06484
Telephone:  1-800-752-6342                            Telephone:  1-800-752-6342
http://www.AmericanSkandia.com                    http://www.AmericanSkandia.com

                                 Distributed by:

                    AMERICAN SKANDIA MARKETING, INCORPORATED
                               One Corporate Drive
                           Shelton, Connecticut 06484
                             Telephone: 203-926-1888
                         http://www.AmericanSkandia.com


                       STATEMENT OF ADDITIONAL INFORMATION


The variable investment options under the annuity contracts, registered under the Securities Act of 1933 and the Investment Company Act of 1940, are issued by AMERICAN SKANDIA LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B (CLASS 1 SUB-ACCOUNTS) and AMERICAN SKANDIA LIFE ASSURANCE CORPORATION. The fixed investment options thereunder, registered solely under the Securities Act of 1933, are issued by AMERICAN SKANDIA LIFE ASSURANCE CORPORATION and the assets supporting such securities are maintained in AMERICAN SKANDIA LIFE ASSURANCE CORPORATION SEPARATE ACCOUNT D.

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. THE INFORMATION CONTAINED HEREIN SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS FOR THE ANNUITIES WHICH ARE REFERRED TO HEREIN.

THE PROSPECTUS SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS SEND A WRITTEN REQUEST TO AMERICAN SKANDIA LIFE ASSURANCE CORPORATION, P.O. BOX 883, SHELTON, CONNECTICUT 06484, OR TELEPHONE 1-800-752-6342. OUR ELECTRONIC MAIL ADDRESS IS CUSTOMERSERVICE@SKANDIA.COM.


                        Date of Prospectus: August , 1998
           Date of Statement of Additional Information: August , 1998


                                TABLE OF CONTENTS

Item                                                                                                                   Page

General Information Regarding American Skandia Life Assurance Corporation                                                 1
Principal Underwriter                                                                                                     1
Calculation of Performance Data                                                                                           2
Unit Price Determinations                                                                                                13
Calculating the Market Value Adjustment                                                                                  13
Independent Auditors                                                                                                     15
Legal Experts                                                                                                            15
Appendix A  Financial Statements for  Separate Account B (Class 1 Sub-accounts)                                          16

GENERAL  INFORMATION  REGARDING  AMERICAN  SKANDIA LIFE  ASSURANCE  CORPORATION:
American Skandia Life Assurance Corporation ("we", "our" or "us") is a wholly-owned subsidiary of American Skandia Investment Holding Corporation whose indirect parent is Skandia Insurance Company Ltd. Skandia Insurance Company Ltd. is part of a group of companies whose predecessor commenced operations in 1855. Skandia Insurance Company Ltd. is a major worldwide insurance company operating from Stockholm, Sweden which owns and controls, directly or through subsidiary companies, numerous insurance and related companies. We are organized as a Connecticut stock life insurance company, and are subject to Connecticut law governing insurance companies. Our mailing address is P.O. Box 883, Shelton, Connecticut 06484.

PRINCIPAL UNDERWRITER: American Skandia Marketing, Incorporated ("ASM, Inc.") serves as principal underwriter for the Annuities. We, ASM, Inc. and American Skandia Investment Services, Incorporated ("ASISI"), the investment manager of the American Skandia Trust, are wholly-owned subsidiaries of American Skandia Investment Holding Corporation. Most of the Class 1 Sub-accounts of Separate Account B invest in portfolios offered by American Skandia Trust.

XTProf-SAI (08/98)

Annuities may be sold by agents of ASM, Inc. or agents of securities brokers or insurance brokers who enter into agreements with ASM, Inc. and who are legally qualified under federal and state law to sell the Annuities in those states where the Annuities are to be offered. The Annuities are offered on a continuous basis. ASM, Inc. is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker dealer and is a member of the National Association of Securities Dealers, Inc. ASM, Inc. receives no underwriting commissions.

CALCULATION OF PERFORMANCE DATA: We may advertise our Current Rates for new Fixed Allocations, to the extent permitted by law.

We may advertise the performance of Sub-accounts using two types of measures. These measures are "current and effective yield", which may be used for money market-type Sub-accounts, and "total return", which may be used with other types of Sub-accounts. The following descriptions provide details on how we calculate these measures for Sub-accounts:

         (1) Current and effective yield: The current yield of a money market-type Sub-account is calculated based upon a seven day period ending on the date of calculation. The current yield of such a Sub-account is computed by determining the change (exclusive of capital changes) in the Account Value of a hypothetical pre-existing allocation by an Owner to such a Sub-account (the "Hypothetical Allocation") having a balance of one Unit at the beginning of the period, subtracting a hypothetical maintenance fee, and dividing such net change in the Account Value of the Hypothetical Allocation by the Account Value of the Hypothetical Allocation at the beginning of the same period to obtain the base period return, and multiplying the result by (365/7). The resulting figure will be carried to at least the nearest l00th of one percent.

We compute effective compound yield for a money market-type Sub-account according to the method prescribed by the Securities and Exchange Commission. The effective yield reflects the reinvestment of net income earned daily on assets of such a Sub-account. Net investment income for yield quotation purposes will not include either realized or capital gains and losses or unrealized appreciation and depreciation.

         (2) Total Return: Total return for the other Sub-accounts is computed by using the formula:

                                  P(1+T)n = ERV

                                     where:

         P = a hypothetical allocation of $1,000;

         T = average annual total return;

         n = the number of years over which total return is being measured; and

         ERV = the Account Value of the hypothetical $1,000 payment as of the end of the period over which total return is being measured.

The Sub-accounts offered as variable investment options for the Annuities have been available as variable investment options in other annuities we offer. In addition, some of the underlying mutual fund portfolios existed prior to the inception of these Sub-accounts. Performance quoted in advertising regarding such Sub-accounts may indicate periods during which the Sub-accounts have been in existence but prior to the initial offering of the Annuities, or periods during which the underlying mutual fund portfolios have been in existence, but the Sub-accounts have not. Such hypothetical performance is calculated using the same assumptions employed in calculating actual performance since inception of the Sub-accounts.

As part of any advertisement of Standard Total Return, we may advertise the "Non-standard Total Return" of the Sub-accounts. Non-standard Total Return is calculated in the same manner as the standardized returns except that the calculations assume no redemption at the end of the applicable periods, thus these figures do not take into consideration the Annuity's contingent deferred sales charge. In addition, we may calculate Non-standard Total Return that does not reflect deduction of the Annual Maintenance Fee.

Non-standard Total Returns reflect the addition of Credits. The Non-standard Total Return numbers provided may assume Credits equal to 1.5%, 3.0%, 4.0% or 5.0%, respectively, of Purchase Payments. The amount of the Credit applicable is described in detail in the "Credits" section of the Prospectus. The percentage of the Credit depends on the age and the cumulative amount of Purchase Payments received. In addition, the amount of the Credits may be deducted from the amount payable at death under limited circumstances (see "Death Benefit"). The impact of Credits on Total Return is particularly pronounced for the shorter durations for which Total Return is measured, such as one and three years. You should take this into considerations in any comparison of Total Return between the Sub-accounts and investment options offered pursuant to other annuities.

As described in the Prospectus, Annuities may be offered in certain situations in which the contingent deferred sales charge or certain other charges or fees may be eliminated or reduced. Advertisements of performance in connection with the offer of such Annuities will be based on the charges applicable to such Annuities.

Shown below are total return figures for the periods shown. Figures are shown for each Sub-account offered as of the date of this Prospectus and Statement of Additional Information. "Standard" total return and "Non-standard" total return figures, as described above, are shown. Standard total return figures assume that all charges and fees are applicable. Non-standard total return figures may not reflect all fees and charges, as noted in the charts below. The "inception-to-date" figures shown below are based on the inception date of an underlying mutual fund portfolio. These figures preceded the existence of the Sub-accounts. Any performance of such portfolios prior to inception of a Sub-account is provided by the underlying mutual funds. The total return for any Sub-account reflecting performance prior to such Sub-account's inception is based on such information. "N/A" means "not applicable" and indicates that the underlying mutual fund portfolio was not in operation for the applicable period.


                                                     Standard Total Return                                 Non-standard Total Return
                                            (Assuming maximum sales charge                        (Assuming maximum sales charge,
                                            and maximum maintenance fees)                maximum maintenance fees and a 1.5% Credit)
                                                                        Incep-                                               Incep-
                                        1        3        5      10    tion-to-              1       3        5       10    tion-to-
                                       Yr.      Yr.      Yr.     Yr.     Date               Yr.     Yr.      Yr.      Yr.     Date

                                                          To be filed by amendment


                                           Non-standard Total Return                                      Non-standard Total Return
                                          (Assuming maximum sales charge,                           (Assuming maximum sales charge,
                                    maximum maintenance fees and a 3.0% Credit)         maximum maintenance fees and a 4.0% Credit)

                                                                        Incep-                                               Incep-
                                        1        3        5      10    tion-to-              1       3        5       10    tion-to-
                                       Yr.      Yr.      Yr.     Yr.     Date               Yr.     Yr.      Yr.      Yr.     Date

                                                          To be filed by amendment


                                                 Non-standard Total Return                                Non-standard Total Return
                                             (Assuming maximum sales charge,                   (Assuming maximum sales charge, no
                                      maximum maintenance fees and a 5.0% Credit)               maintenance fees and a 1.5% Credit)

                                                                        Incep-                                               Incep-
                                        1        3        5      10    tion-to-              1       3        5       10    tion-to-
                                       Yr.      Yr.      Yr.     Yr.     Date               Yr.     Yr.      Yr.      Yr.     Date




                                                          To be filed by amendment


                                               Non-standard Total Return                                Non-standard Total Return
                                           (Assuming maximum sales charge, no                  (Assuming maximum sales charge, no
                                           maintenance fees and a 3.0% Credit)                  maintenance fees and a 4.0% Credit)
                                                                        Incep-                                               Incep-
                                        1        3        5      10    tion-to-              1       3        5       10    tion-to-
                                       Yr.      Yr.      Yr.     Yr.     Date               Yr.     Yr.      Yr.      Yr.     Date





                                                          To be filed by amendment




                                               Non-standard Total Return                                  Non-standard Total Return
                                           (Assuming maximum sales charge, no                  (Assuming no sales charge, with
                                           maintenance fees and a 5.0% Credit)                  maintenance fees and a 1.5% Credit)
                                                                        Incep-                                               Incep-
                                        1        3        5      10    tion-to-              1       3        5       10    tion-to-
                                       Yr.      Yr.      Yr.     Yr.     Date               Yr.     Yr.      Yr.      Yr.     Date





                                                          To be filed by amendment




                                               Non-standard Total Return                              Non-standard Total Return
                                               (Assuming no sales charge, with                     (Assuming no sales charge, with
                                           maintenance fees and a 3.0% Credit)                  maintenance fees and a 4.0% Credit)
                                                                        Incep-                                               Incep-
                                        1        3        5      10    tion-to-              1       3        5       10   tion-to-
                                       Yr.      Yr.      Yr.     Yr.     Date               Yr.     Yr.      Yr.      Yr.     Date




                            To be filed by amendment



                                               Non-standard Total Return                                 Non-standard Total Return
                                               (Assuming no sales charge, with                         (Assuming no sales charge or
                                           maintenance fees and a 5.0% Credit)                  maintenance fees and a 1.5% Credit)

                                                                        Incep-                                               Incep-
                                        1        3        5      10    tion-to-              1       3        5       10    tion-to-
                                       Yr.      Yr.      Yr.     Yr.     Date               Yr.     Yr.      Yr.      Yr.     Date






                                                          To be filed by amendment



                                               Non-standard Total Return                                  Non-standard Total Return
                                                 (Assuming no sales charge or                          (Assuming no sales charge or
                                           maintenance fees and a 3.0% Credit)                  maintenance fees and a 4.0% Credit)
                                                                        Incep-                                               Incep-
                                        1        3        5      10    tion-to-              1       3        5       10   tion-to-
                                       Yr.      Yr.      Yr.     Yr.     Date               Yr.     Yr.      Yr.      Yr.     Date





                                                          To be filed by amendment

                                               Non-standard Total Return
                                                 (Assuming no sales charge or
                                           maintenance fees and a 5.0% Credit)
                                                                        Incep-
                                        1        3        5      10    tion-to-
                                       Yr.      Yr.      Yr.     Yr.     Date





                            To be filed by amendment






Footnotes to be filed by amendment

Some of the underlying portfolios may be subject to an expense reimbursement or waiver that in the absence of such reimbursement or waiver would reduce the portfolio's performance.

         The performance quoted in any advertising should not be considered a representation of the performance of these Sub-accounts in the future since performance is not fixed. Actual performance will depend on the type, quality and, for some of the Sub-accounts, the maturities of the investments held by the underlying mutual funds and upon prevailing market conditions and the response of the underlying mutual funds to such conditions. Actual performance will also depend on changes in the expenses of the underlying mutual funds. In addition, the amount of charges against each Sub-account will affect performance.

         The information provided by these measures may be useful in reviewing the performance of the Sub-accounts, and for providing a basis for comparison with other annuities. These measures may be less useful in providing a basis for comparison with other investments that neither provide some of the benefits of such annuities nor are treated in a similar fashion under the Code.

UNIT PRICE DETERMINATIONS: For each Sub-account the initial Unit Price was $10.00. The Unit Price for each subsequent period is the net investment factor for that period, multiplied by the Unit Price for the immediately preceding Valuation Period. The Unit Price for a Valuation Period applies to each day in the period. The net investment factor is an index that measures the investment performance of and charges assessed against a Sub-account from one Valuation Period to the next. The net investment factor for a Valuation Period is: (a) divided by (b), less (c) where:

         (a) is the net result of:

                  (1) the net asset value per share of the underlying mutual fund shares held by that Sub-account at the end of the current Valuation Period plus the per share amount of any dividend or capital gain distribution declared and unpaid by the underlying mutual fund during that Valuation Period; plus or minus

                  (2) any per share charge or credit during the Valuation Period as a provision for taxes attributable to the operation or maintenance of that Sub-account.

         (b) is the net result of:

                  (1) the net asset value per share plus any declared and unpaid dividends per share of the underlying mutual fund shares held in that Sub-account at the end of the preceding Valuation Period; plus or minus

                  (2) any per share charge or credit during the preceding Valuation Period as a provision for taxes attributable to the operation or maintenance of that Sub-account.

         (c) is the mortality and expense risk charges and the administration charge.

We value the assets in each Sub-account at their fair market value in accordance with accepted accounting practices and applicable laws and regulations. The net investment factor may be greater than, equal to, or less than one.

CALCULATING THE MARKET VALUE ADJUSTMENT: The market value adjustment ("MVA") is used in determining the Account Value of each Fixed Allocation. The formula used to determine the MVA is applied separately to each Fixed Allocation. Values and time durations used in the formula are as of the date the Account Value is being determined. Current Rates and available Guarantee Periods are those for the class of Annuities you purchase pursuant to the Prospectus available in conjunction with this Statement of Additional Information. The formula is:

                                                     [(1+I) / (1+J+0.0010)]N/12

                                     where:

                  I is the interest rate being credited to the Fixed Allocation;

                  J is the interest rate (for your class of annuities) being credited to new Fixed Allocations with Guarantee Period durations equal to the number of years (rounded to the next higher integer when occurring on other than an anniversary of the beginning of the Fixed Allocation's Guarantee Period) remaining in your Fixed Allocation Guarantee Period;

                  N is the number of months (rounded to the next higher integer when occurring on other than a monthly anniversary of the beginning of the Guarantee Period) remaining in such Guarantee Period.

The formula that applies if amounts are surrendered pursuant to the right to return the annuity is [(1 + I)/(1 + J)]N/12.

No MVA applies in determining a Fixed Allocation's Account Value on its Maturity Date. The formula may be changed if Additional Amounts have been added to a Fixed Allocation. For more information, see the section of the Prospectus entitled "Additional Amounts in the Fixed Allocations."

Irrespective of the above, we apply certain formulas to determine "I" and "J" when we do not offer Guarantee Periods with a duration equal to the Remaining Period. These formulas are as follows:

         (a) If we offer Guarantee Periods to your class of Annuities with durations that are both shorter and longer than the Remaining Period, we interpolate a rate for "J" between our then current interest rates for Guarantee Periods with the next shortest and next longest durations then available for new Fixed Allocations for your class of Annuities .

         (b) If we no longer offer Guarantee Periods to your class of Annuities with durations that are both longer and shorter than the Remaining Period, we determine rates for "J" and, for purposes of determining the MVA only, for "I" based on the Moody's Corporate Bond Yield Average - Monthly Average Corporates (the "Average"), as published by Moody's Investor Services, Inc., its successor, or an equivalent service should such Average no longer be published by Moody's. For determining I, we will use the Average published on or immediately prior to the start of the applicable Guarantee Period. For determining J, we will use the Average for the Remaining Period published on or immediately prior to the date the MVA is calculated.

The following examples show the effect of the MVA in determining Account Value. The example assumes: (a) Account Value of $50,000 for the Fixed Allocation at the beginning of its Guarantee Period; (b) a Guarantee Period of 5 years; (c) an interest rate of 5%, which is an effective annual rate; and (d) the date of the calculation is the end of the third year since the beginning of the Guarantee Period. That means there are two exact years remaining to the end of the Guarantee Period.

         Example of Upward Adjustment: Assume that J = 3.5% and there have been no transfers or withdrawals. At this point I = 5% (0.05) and N = 24 (number of months remaining in the Guarantee Period). Then:

         (a) MVA = [(1+I)/(I+J+0.0010)]N/12 = [1.05/1.036]2 = 1.027210; and

         (b) Account Value = Interim Value X MVA = $59,456.20.

         Example of Downward Adjustment: Assume that J = 6% and there have been no transfers or withdrawals. At this point I = 5% (0.05) and N = 24, the number of months remaining in the Guarantee Period. Then:

         (a) MVA = [(1+I)/(1+J+0.0010)]N/12 = [1.05/1.061)]2 = 0.979372; and

         (b) Account Value = Interim Value X MVA = $56,687.28.

INDEPENDENT AUDITORS: Ernst & Young LLP, Goodwin Square, 225 Asylum Street, Hartford, Connecticut 06103, independent auditors, have audited the financial statements of American Skandia Life Assurance Corporation and American Skandia Life Assurance Corporation Variable Account B (Class 1 Sub-accounts) with respect to the year ended December 31, 1997. Deloitte & Touche LLP, Two World Financial Center, New York, New York 10281-1433, independent auditors, have audited the financial statements of American Skandia Life Assurance Corporation and American Skandia Life Assurance Corporation Variable Account B (Class 1 Sub-accounts) with respect to the years ended December 31, 1996 and 1995. Audited financial statements regarding American Skandia Life Assurance Corporation as of December 31, 1997 and 1996, and the related statements of operations, shareholder's equity and cash flows for each of the three years in the period ended December 31, 1997 are included in the Prospectus. Audited financial statements for Variable Account B (Class 1 Sub-accounts) for the year ended December 31, 1997 are included herein. The financial statements included herein and in the Prospectus have been audited by Ernst & Young LLP and Deloitte & Touche LLP, independent auditors, as set forth in their respective reports thereon appearing elsewhere herein and in the Prospectus, and are included in reliance upon such reports given upon the authority of each firm as experts in accounting and auditing.

LEGAL EXPERTS: Counsel with respect to Federal laws and regulations applicable to the issue and sale of the Annuities and with respect to Connecticut law is Werner & Kennedy, 1633 Broadway, New York, New York 10019.

FINANCIAL STATEMENTS FOR SEPARATE ACCOUNT B (CLASS 1 SUB-ACCOUNTS): The financial statements which follow in Appendix A are those of American Skandia Life Insurance Corporation Variable Account B (Class 1 Sub-accounts) for the year ended December 31, 1997. There are other Sub-accounts included in Variable Account B that are not available in the product described in the applicable prospectus.

To the extent and only to the extent that any statement in a document incorporated by reference into this Statement of Additional Information is modified or superseded by a statement in this Statement of Additional Information or in a later-filed document, such statement is hereby deemed so modified or superseded and not part of this Statement of Additional Information.

We furnish you without charge a copy of any or all the documents incorporated by reference in this Statement of Additional Information, including any exhibits to such documents which have been specifically incorporated by reference. We do so upon receipt of your written or oral request. Please address your request to American Skandia Life Assurance Corporation, Attention: Concierge Desk, P.O. Box 883, Shelton, Connecticut, 06484. Our phone number is 1-(800) 752-6342. You may also forward such a request electronically to our Customer Service Department at customerservice@Skandia.com.

                                   Appendix A

                   Financial Statements for Separate Account B
                             (Class 1 Sub-accounts)

                                   APPENDIX A
                            To be filed by amendment



XTProf  5/11/98

                                     PART C

                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits:

(a)      All financial statements are included in Parts A & B of this Registration Statement.

(b)      Exhibits are attached as indicated.

         (1)      Resolution of the board of directors of Depositor  authorizing  the  establishment  of the Registrant for Separate
                  Account B , filed via EDGAR with  Post-Effective  Amendment No. 6 to Registration  Statement No.  33-87010,  filed
                  March 2, 1998.

         (2)      Not applicable.  American Skandia Life Assurance Corporation maintains custody of all assets.

         (3)      (a)      Form of revised Principal  Underwriting Agreement between American Skandia Life Assurance Corporation and
                           American Skandia Marketing,  Incorporated,  formerly known as Skandia Life Equity Sales Corporation filed via EDGAR with  Post-Effective  Amendment No. 6 to Registration  Statement No.  33-87010,  filed March 2,
                           1998.

                  (b)      Form of Revised Dealer  Agreement  filed via EDGAR with  Post-Effective  Amendment No. 6 to  Registration
                           Statement No. 33-87010, filed March 2, 1998.

         (4)       Copy of the form of the  Annuity,  filed via  EDGAR  with  Post-Effective  Amendment  No. 3 to this  Registration
                  Statement 33-62793, filed April 29, 1997.

         (5)      A copy of the  application  form used with the Annuity,  filed via EDGAR with  Post-Effective  Amendment  No. 6 to
                  Registration Statement No. 33-87010, filed March 2, 1998.

         (6)      (a)      Copy of the certificate of incorporation of American Skandia Life Assurance Corporation,  filed via EDGAR with Post-Effective Amendment No. 6 to Registration Statement No. 33-87010, filed
                           March 2, 1998.

                  (b)      Copy of the By-Laws of American Skandia Life Assurance  Corporation,  filed via EDGAR with Post-Effective
                           Amendment No. 6 to Registration Statement No. 33-87010, filed March 2, 1998.

         (7)      Annuity Reinsurance Agreements between Depositor and:

                  (a)      Connecticut   General  Life  Insurance   Company   effective  January  1,  1995,  filed  via  EDGAR  with
                           Post-effective Amendment No. 3 to Registration Statement No. 33-87010, filed April 25, 1996.

         (8)      Agreements between Depositor and:

                                    TO BE FILED BY AMENDMENT

         (9)      Opinion and Consent of Werner & Kennedy.                                               TO BE FILED BY AMENDMENT

         (10)     (a) Consent of Ernst & Young LLP.                                                      TO BE FILED BY AMENDMENT
                  (b) Consent of Deloitte & Touche LLP.                                                  TO BE FILED BY AMENDMENT

         (11)     Not applicable.

         (12)     Not applicable.

         (13)     Calculation of Performance  Information  for  Advertisement  of  Performance  filed via EDGAR with  Post-Effective
                  Amendment No. 3 to this Registration Statement No. 33-62793, filed April 29, 1997.

         (14)     Not applicable.

Item 25. Directors and Officers of the Depositor: The Directors and Officers of the Depositor are shown in Part A.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant: The Depositor does not directly or indirectly control any person. The following persons are under common control with the Depositor by American Skandia Investment Holding Corporation:

         (1) American Skandia Information Services and Technology Corporation ("ASIST"): The organization is a general business corporation organized in the State of Delaware. Its primary purpose is to provide various types of business services to American Skandia Investment Holding Corporation and all of its subsidiaries including computer systems acquisition, development and maintenance, human resources acquisition, development and management, accounting and financial reporting services and general office services.

         (2) American Skandia Marketing, Incorporated ("ASM, Inc."): The organization is a general business corporation organized in the State of Delaware. It was formed primarily for the purpose of acting as a broker-dealer in securities. It acts as the principal "underwriter" of annuity contracts deemed to be securities, as required by the Securities and Exchange Commission, which insurance policies are to be issued by American Skandia Life Assurance Corporation. It provides securities law supervisory services in relation to the marketing of those products of American Skandia Life Assurance Corporation registered as securities. It also may provide such services in relation to marketing of certain public mutual funds. It also has the power to carry on a general financial, securities, distribution, advisory, or investment advisory business; to act as a general agent or broker for insurance companies and to render advisory, managerial, research and consulting services for maintaining and improving managerial efficiency and operation.

         (3)      American Skandia Investment Services,  Incorporated ("ASISI"):
                  The organization is a general business corporation organized in the state of Connecticut. The organization is authorized to provide investment service and investment management advice in connection with the purchasing, selling, holding or exchanging of securities or other assets to insurance companies, insurance-related companies, mutual funds or business trusts. It's primary role is expected to be as investment manager for certain mutual funds to be made available primarily through the variable insurance products of American Skandia Life Assurance Corporation.

         (4) Skandia Vida: This subsidiary of American Skandia Life Assurance Corporation was organized in March, 1995, and began operations in July, 1995. It offers investment oriented life insurance products designed for long-term savings through independent banks and brokers in Mexico.

Item 27. Number of Contract Owners: As of December 31, 1997, there were [ ] owners of Annuities.

Item 28. Indemnification: Under Section 33-320a of the Connecticut General Statutes, the Depositor must indemnify a director or officer against judgments, fines, penalties, amounts paid in settlement and reasonable expenses including attorneys' fees, for actions brought or threatened to be brought against him in his capacity as a director or officer when certain disinterested parties determine that he acted in good faith and in a manner he reasonably believed to be in the best interests of the Depositor. In any criminal action or proceeding, it also must be determined that the director or officer had no reason to believe his conduct was unlawful. The director or officer must also be indemnified when he is successful on the merits in the defense of a proceeding or in circumstances where a court determines that he is fairly and reasonable entitled to be indemnified, and the court approves the amount. In shareholder derivative suits, the director or officer must be finally adjudged not to have breached this duty to the Depositor or a court must determine that he is fairly and reasonably entitled to be indemnified and must approve the amount. In a claim based upon the director's or officer's purchase or sale of the Registrants' securities, the director or officer may obtain indemnification only if a court determines that, in view of all the circumstances, he is fairly and reasonably entitled to be indemnified and then for such amount as the court shall determine. The By-Laws of American Skandia Life Assurance Corporation ("ASLAC") also provide directors and officers with rights of indemnification, consistent with Connecticut Law.

The foregoing statements are subject to the provisions of Section 33-320a.

Directors and officers of ASLAC and ASM, Inc. can also be indemnified pursuant to indemnity agreements between each director and officer and American Skandia Investment Holding Corporation, a corporation organized under the laws of the state of Delaware. The provisions of the indemnity agreement are governed by
Section 45 of the General Corporation Law of the State of Delaware.

The directors and officers of ASLAC and ASM, Inc. are covered under a directors and officers liability insurance policy issued by an unaffiliated insurance company to Skandia Insurance Company Ltd., their ultimate parent. Such policy will reimburse ASLAC or ASM, Inc., as applicable, for any payments that it shall make to directors and officers pursuant to law and, subject to certain exclusions contained in the policy, will pay any other costs, charges and expenses, settlements and judgments arising from any proceeding involving any director or officer of ASLAC or ASM, Inc., as applicable, in his or her past or present capacity as such.

               Registrant hereby undertakes as follows: Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, unless in the opinion of Registrant's counsel the matter has been settled by controlling precedent, Registrant will submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters:

(a) At present, ASM, Inc. acts as principal underwriter only for annuities to be issued by ASLAC.

(b)      Directors and officers of ASM, Inc.


Name and Principal Business Address                                   Position and Offices with Underwriter

Gordon C. Boronow Deputy                                                        Chief Executive Officer
American Skandia Life Assurance Corporation                                     and Director
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Kimberly A. Bradshaw                                                            Vice President,
American Skandia Life Assurance Corporation                                     National Accounts Manager
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Robert Brinkman                                                                 Senior Vice President,
American Skandia Life Assurance Corporation                                     National Sales Manager
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Jan R. Carendi                                                                  Chairman of the Board
American Skandia Life Assurance Corporation                                     of Directors and
One Corporate Drive, P.O. Box 883                                               Chief Executive Officer
Shelton, Connecticut  06484-0883

Kathleen A. Chapman                                                             Assistant Corporate Secretary
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Lucinda C. Ciccarello                                                           Vice President, Mutual Funds
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

William F. Cordner, Jr.                                                         Vice President, Customer Focus Teams
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Daniel R. Darst                                                                 Senior Vice President,
American Skandia Life Assurance Corporation                                     National Marketing Director
One Corporate Drive, P.O. Box 883                                               and Director
Shelton, Connecticut  06484-0883

Paul A. DeSimone                                                                Vice President, Corporate
American Skandia Life Assurance Corporation                                     Controller and Director
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Wade A. Dokken                                                                  President and Deputy Chief
American Skandia Life Assurance Corporation                                     Executive Officer and
One Corporate Drive, P.O. Box 883                                               Director
Shelton, Connecticut  06484-0883

Walter G. Kenyon                                                                Vice President,
American Skandia Life Assurance Corporation                                     National Accounts Manager
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Lawrence Kudlow   Senior Vice President,
American Skandia Life Assurance Corporation                                     Chief Economist
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

N. David Kuperstock                                                             Vice President, Product Development
American Skandia Life Assurance Corporation                                     and Director
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Thomas M. Mazzaferro                                                            Executive Vice President,
American Skandia Life Assurance Corporation                                     Chief Financial Officer
One Corporate Drive, P.O. Box 883                                               and Director
Shelton, Connecticut  06484-0883

Brian O'Connor                                                                  Vice President, National Sales
American Skandia Life Assurance Corporation                                     Manager, Internal Wholesaling
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

M. Patricia Paez                                                                Director
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

M. Priscilla Pannell                                                            Corporate Secretary
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Hayward L. Sawyer                                                               Senior Vice President,
American Skandia Life Assurance Corporation                                     National Sales Manager
One Corporate Drive, P.O. Box 883                                               and Director
Shelton, Connecticut  06484-0883

Anders O. Soderstrom                                                            Executive Vice President and
American Skandia Life Assurance Corporation                                     Chief Information Officer
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Leslie S. Sutherland                                                            Vice President,
American Skandia Life Assurance Corporation                                     National Accounts Manager
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Amanda C. Sutyak                                                                Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

C. Ake Svensson                                                                 Treasurer
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Christian Thwaites                                                              Vice President,
American Skandia Life Assurance Corporation                                     Qualified Plans
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Mary Toumpas                                                                    Vice President and
American Skandia Life Assurance Corporation                                     Compliance Director
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Bayard F. Tracy                                                                 Senior Vice President,
American Skandia Life Assurance Corporation                                     National Sales Manager and
One Corporate Drive, P.O. Box 883                                               Director
Shelton, Connecticut  06484-0883


Item 30. Location of Accounts and Records: Accounts and records are maintained by ASLAC at its principal office in Shelton, Connecticut.

Item 31.  Management Services:  None

Item 32.  Undertakings:

(a) Registrant hereby undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old so long as payments under the annuity contracts may be accepted and allocated to the Sub-accounts of Separate Account B.

(b) Registrant hereby undertakes to include either (1) as part of any enrollment form or application to purchase a contract offered by the prospectus, a space that an applicant or enrollee can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

(d) American Skandia Life Assurance Corporation ("Depositor") hereby represents that the aggregate fees and charges under the annuity contracts are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Depositor.





                                                   EXHIBITS

As noted in Item 24(b), various exhibits are incorporated by reference or are not applicable. The exhibits included are as follows:

   No. 8    Material Contracts                          TO BE FILED BY AMENDMENT

   No. 9    Opinion and Consent of Werner & Kennedy     TO BE FILED BY AMENDMENT

   No. 10   (a)  Consent of Ernst & Young LLP.          TO BE FILED BY AMENDMENT
            (b)  Consent of Deloitte & Touche LLP       TO BE FILED BY AMENDMENT

                                   SIGNATURES


         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf, in the Town of Shelton and State of Connecticut, on this 8th day of June, 1998.

         AMERICAN SKANDIA LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
                             (CLASS 1 SUB-ACCOUNTS)
                                   Registrant

                 By: American Skandia Life Assurance Corporation

By:/s/ Kathleen A. Chapman                        Attest:/s/ Scott K. Richardson
Kathleen A. Chapman, Assistant Corporate Secretary           Scott K. Richardson

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                    Depositor

By:/s/ Kathleen A. Chapman                        Attest:/s/ Scott K. Richardson
Kathleen A. Chapman, Assistant Corporate Secretary           Scott K. Richardson

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

           Signature                            Title                                       Date
                                           (Principal Executive Officer)

           Jan R. Carendi*               Chief Executive Officer,                       June 8, 1998
           Jan R. Carendi           Chairman of the Board and Director

                                    (Principal Financial Officer and Principal Accounting Officer)


       /s/ Thomas M. Mazzaferro                Executive Vice President and             June 8, 1998
               Thomas M. Mazzaferro              Chief Financial Officer

       /s/ David R. Monroe                   Vice President and Controller              June 8, 1998
                David R. Monroe

                                                         (Board of Directors)


          Jan. R. Carendi*                  Gordon C. Boronow*                         Malcolm M. Campbell*
           Jan. R. Carendi                   Gordon C. Boronow                          Malcolm M. Campbell

         Henrik Danckwardt*                  Amanda C. Sutyak*                            Wade A. Dokken*
          Henrik Danckwardt                  Amanda C. Sutyak                             Wade A. Dokken

       Thomas M. Mazzaferro*                 Gunnar Moberg*                            Bayard F. Tracy*
        Thomas M. Mazzaferro                   Gunnar Moberg                              Bayard F. Tracy

       Anders Soderstrom*                    C. Ake Svensson*                          Lincoln R. Collins*
        Anders Soderstrom                      C. Ake Svensson                           Lincoln R. Collins

                                           Nancy F. Brunetti*
                                            Nancy F. Brunetti

                                        *By: /s/ Kathleen A. Chapman
                                                 Kathleen A. Chapman
 *Pursuant to Powers of Attorney filed with Registration Statement No. 333-25733